


09010525

GAYLORD ENTERTAINMENT®


Annual Report 2008






Gaylord Entertainment owns and operates Gaylord Hotels, an award-winning collection of resorts and convention centers built to meet the needs of the large groups and meetings market. All Gaylord Hotels offer guests extraordinary environments and unforgettable business and leisure experiences. Our everything-in-one-place hotel designs incorporate luxury guest rooms, state-of-the-art meeting and exhibition space, world-class dining, entertainment venues, on-site retail shops, spa facilities and a lively schedule of special events.

We have gained a reputation for easily accommodating even the largest of groups and for providing flawless service delivered by employees with a passion for excellence. In fact, that's one reason why we call Gaylord employees "STARS." Thanks to the efforts of our STARS, Gaylord Hotels has developed exceptional brand allegiance with its core customers — professional meeting planners and the people they serve. Strong customer relationships and ever-growing brand loyalty have helped Gaylord Hotels obtain a remarkably high level of future bookings across the brand.

Gaylord Hotels are located in some of the nation's most desirable locations for meetings and conventions, and are just minutes from such major airports as Nashville, Orlando, Dallas/Fort Worth, and Washington, D.C. Each hotel celebrates the geographic heritage of its own location — using regional themes and special attractions to highlight the area's unique appeal — yet each also provides the high-touch service experience characteristic of all Gaylord Hotels.

Gaylord Entertainment also owns a variety of entertainment holdings that increase the appeal of our hotel destinations, including the renowned Grand Ole Opry. The Opry has been showcasing country music's finest performers every week for the past 80 years and is one of America's most beloved brands.


GAYLORD ENTERTAINMENT®

April 3, 2009

Dear Stockholders,

Last year, at this time, I wrote to you that 2007 was without question the most unusual year I had experienced in my many years working in the hospitality industry. Well, it turns out that 2007 paled in comparison to what we lived through this past year. Every corner of the globe has now felt the impact of this unprecedented economic environment. No business, in any sector, has been immune, and we are no exception. In the lodging and hospitality sector, hotels around the world have had to recalibrate their businesses to deal with the scale-back of both leisure and business travel.

Nobody could have predicted the speed and depth of this global financial crisis; but, corporations' historical appetite for risk will surely affect how, and in what form, they survive to play again. However, as I referenced in last year's shareholder letter, we did expect a rocky 2008, and that's why caution prevailed at Gaylord over this last year. In hindsight, I am so pleased we sold our investments in both Bass Pro Shops and ResortQuest when we did, as this allowed us to enter 2008 with a balance sheet that was in decent shape.

Preparing for the Worst

In January 2008, there was a palpable sense that deteriorating credit markets were going to get a lot worse before they got better. That is why we took some pretty tough actions to ensure our balance sheet would not be stressed as the environment went from bad to worse. First of all, we terminated our contract to purchase the Westin La Cantera, in San Antonio, which resulted in us writing off costs of approximately $12 million. Looking back, this decision was without question the right thing to do. As the year progressed, we became very cautious with our capital projects, particularly those related to our expansion ambitions for our existing properties. As you know, in 2007, we successfully negotiated financial incentives from both the city of Nashville, Tennessee and Grapevine, Texas that would allow us to expand our hotels in those markets. However, as the recession worsened, we put these projects on hold until we become confident that the economy is well on its way to recovery and that capital is available.

Perhaps the best decision we made last year was the renegotiation of our bank facility. This essentially pushed out the maturity of our term loan and revolver to July of 2012. In exchange for the modification in terms, the credit spread was increased 100 basis points from LIBOR + 150 basis points to LIBOR + 250 basis points. In our view, this was a small price to pay for the security two extra years of duration provides. In hindsight we believe it was an excellent decision; trying to renegotiate something like this today would be nearly impossible. I am pleased that we did this when we did.

From a cost and operating efficiency perspective, we embarked on a detailed review of our entire SG&A in early April of 2008, assisted by one of the best consulting firms in the country. The review was timely on two fronts. First, for a hotel brand that is essentially five years old and has basically been created from scratch, it's appropriate to step back to look at everything you do and ask the question "is this necessary and critical to the brand's mission?" Second, given the deteriorating economy, it is important to determine where we can cut costs without affecting the customer. This three-month review gave us multiple ideas on how we could improve the business related to such topics as pricing, sales function effectiveness, procurement and cost control. Throughout the rest of 2008, we implemented cost improvement procedures that resulted in margin improvements across our brand.

During this last year we opened the Gaylord National in Washington, D.C., which was the largest non-gaming convention hotel to ever be opened outside of Las Vegas at one time. It would be wrong for me to describe the opening as satisfactory, because it was not. Construction delays and several poor hiring decisions created a few speed bumps; but I am pleased to say we made the necessary modifications and the property strengthened throughout the year. Notwithstanding the issues we faced at opening, our pre-opening sales process was exceptional. We opened the hotel with more than 1.4 million room nights on the books, which will be critical as we navigate the next one to two years.

Strong Relative Operating Performance

Despite this economic backdrop, we did quite well relative to the industry in 2008 and it is important to look at our full year results in the context of this difficult market. For the full year 2008, our hospitality revenue increased 26.7 percent, and our same-store hospitality revenue marginally decreased by 1.4 percent versus the prior year. We achieved solid same-store consolidated cash flow results with our same-store hotels posting strong year over year increases, and we grew our same-store CCF margin for the year. Significantly, we maintained nearly 75 points of occupancy across our same-store hotels during the year and maintained premium Total RevPAR positions versus our competitive sets.

This performance was possible, first, because of our group-centric business model and, second, because of the cost-saving measures we began putting in place in early 2008. Additionally, our results underscore the significance of the brand that we have built and the loyalty we have developed with our customers.

The way we've built this company — on a foundation of unparalleled customer service, recognized by our customers and respected by our STARS — will allow Gaylord to come out of these difficult times in good shape.

The Road Ahead

However, 2009 will also be challenging. Throughout 2008 our hotels' cancellation and attrition levels were elevated compared to prior periods. Unfortunately, in November and December of 2008 and January of 2009, we experienced a significant increase in both of these areas as corporations and associations cut costs and eliminated non-essential spending due to economic pressures or fear of negative optics and increased scrutiny around holding or attending retreats and meetings. So, the questions are, "what are the implications, and what are we doing about this?"

First of all, the implications are pretty obvious. With greater attrition and cancellation levels there is a likelihood that revenue will decline, particularly if our efforts are only focused on cost savings. Consequently, we've done a number of things.

From a revenue perspective, there is an immediate opportunity to fill the dates that have been vacated by cancellations. Therefore, we have re-designed our sales incentive programs for our sales organization to make it essential that they book business into periods of need. Additionally, we have beefed up our transient and online capabilities. Regarding costs, because of the work we conducted last year around SG&A, we were able to move quickly in early February of 2009 and eliminate about $30 million of expense throughout our company. One last point on this subject — as a service business, maintaining a people centric culture through these times is critical to our goal of delivering high customer satisfaction. Therefore, it's imperative that we, as managers of this business, substantially increase the level of communication to our people, our customers and our shareholders so they can understand clearly what we are doing and why.

Let's talk about liquidity and our balance sheet. Clearly the credit markets are in disarray, and it's almost impossible these days to extend bank facilities or raise new debt. Nonetheless, we are in a comfortable position given that we have no loan maturities until July 2012 and as of December 31, 2008 had over $260 million available on our credit facility. More importantly, because we have curtailed our growth plans for the next twelve months, we expect to generate significant free cash flow if we achieve the bottom end of our guidance for 2009. As you may have read, late in 2008 we decided to use our cash flow and our undrawn credit facility to selectively purchase some of our 8% and 6.75% Senior Notes. These bonds had traded down in price, and we have so far purchased $89.6 million in principal at an average discount of approximately 40%. We believe deleveraging is important and this is one efficient way to achieve this objective. We may from time to time opportunistically purchase our Senior Notes in the open market.

Last but not least, many of you will have read about the discussions that occurred late last year and early this year with our new shareholder, TRT Holdings (TRT), and with our long term shareholder GAMCO Asset Management (GAMCO). These are not the times when energy should be expended on anything other than running the business, and so after multiple discussions the parties were able to reach an agreement that avoids a protracted and costly proxy fight. As part of this agreement Gaylord will increase the size of its Board from nine to eleven directors and will nominate four new directors — two nominated by TRT and two by GAMCO. Also, two of our existing directors, Brad Martin and Gordon Gee, will not stand for re-election. On behalf of the Board, I would like to thank them for their insights and years of service...they have been first class directors.

We've had a busy 2008 and made a lot of decisions while navigating this deteriorating economic environment, but we have the right business model, the right strategy and the right team in place to make certain that we come out of this nimbler and more competitive than we were before.

In closing, I would like to thank our management team, our Board of Directors and our STARS who have been working so hard to make sure that, regardless of the market we find ourselves in, each and every customer interaction is truly exceptional and that our company continues to grow and improve every single day.



Colin V. Reed
Chairman and Chief Executive Officer
Gaylord Entertainment Company

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GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

2008 FINANCIAL INFORMATION

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GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES
SELECTED FINANCIAL DATA

The following selected historical financial information of Gaylord and its subsidiaries as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 was derived from our audited consolidated financial statements included herein. The selected financial information as of December 31, 2006, 2005 and 2004 and for each of the two years in the period ended December 31, 2005 was derived from previously issued audited consolidated financial statements adjusted for unaudited revisions for discontinued operations. The information in the following table should be read in conjunction with "Management's Discussion of Financial Condition and Results of Operations" and our consolidated financial statements and related notes as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 included herein (in thousands, except per share amounts).

	Years Ended December 31,				
	2008	2007	2006	2005	2004
Income Statement Data:					
Revenues:					
Hospitality	$ **848,332**	$ 669,743	$ 645,437	$ 576,927	$ 473,051
Opry and Attractions	**82,125**	77,769	76,580	67,097	66,565
Corporate and Other	**412**	211	255	512	388
Total revenues	**930,869**	747,723	722,272	644,536	540,004
Operating expenses:					
Operating costs	**566,366**	448,975	442,679	395,461	347,809
Selling, general and administrative	**178,809**	160,699	153,763	143,184	122,400
Preopening costs (1)	**19,190**	17,518	7,174	5,005	14,205
Impairment and other charges	**19,264** (3)	—	—	—	1,212 (3)
Restructuring charges	-	—	—	—	196 (4)
Depreciation and amortization:					
Hospitality	**97,229**	65,369	64,502	63,188	58,521
Opry and Attractions	**4,894**	5,500	5,663	5,347	5,215
Corporate and Other	**7,651**	6,480	4,903	4,049	4,737
Total depreciation and amortization	**109,774**	77,349	75,068	72,584	68,473
Total operating expenses	**893,403**	704,541	678,684	616,234	554,295
Operating income (loss):					
Hospitality	**124,828**	110,126	99,080	72,684	43,525
Opry and Attractions	**5,641**	6,600	5,014	1,889	1,548
Corporate and Other	**(54,549)**	(56,026)	(53,332)	(41,266)	(43,751)
Preopening costs (1)	**(19,190)**	(17,518)	(7,174)	(5,005)	(14,205)
Impairment and other charges	**(19,264)** (3)	—	—	—	(1,212) (3)
Restructuring charges	-	—	—	—	(196) (4)
Total operating income (loss)	**37,466**	43,182	43,588	28,302	(14,291)
Interest expense, net of amounts capitalized	**(64,069)**	(38,536)	(72,473)	(73,249)	(55,042)
Interest income	**12,689**	3,234	2,088	1,787	1,448
Unrealized gain (loss) on Viacom stock and CBS stock	-	6,358	38,337	(41,554)	(87,914)
Unrealized gain (loss) on derivatives, net	-	3,121	(16,618)	35,705	56,533
(Loss) income from unconsolidated companies	**(746)**	964	10,565	2,169	3,825
Gain on extinguishment of debt	**19,862** (5)	-	-	-	-
Other gains and (losses)	**453**	146,330 (6)	3,280	5,938	2,859
Income (loss) from continuing operations before income taxes	**5,655**	164,653	8,767	(40,902)	(92,582)
Provision (benefit) for income taxes	**1,046**	62,665	3,989	(10,832)	(34,763)
Income (loss) from continuing operations	**4,609**	101,988	4,778	(30,070)	(57,819)

	Years Ended December 31,				
	2008	2007	2006	2005	2004
(Loss) income from discontinued operations, net of taxes (2)	(245)	9,923	(84,213)	(3,880)	4,181
Net income (loss)	$ (245)	$ 9,923	$ (84,213)	$ (3,880)	$ 4,181
Income (Loss) Per Share:					
Income (loss) from continuing operations	$ 0.11	$ 2.49	$ 0.12	$ (0.75)	$ (1.46)
Income (loss) from discontinued operations, net of taxes	-	0.24	(2.08)	(0.10)	0.11
Net income (loss)	$ 0.11	$ 2.73	$ (1.96)	$ (0.85)	$ (1.35)
Income (Loss) Per Share - Assuming Dilution:					
Income (loss) from continuing operations	$ 0.11	$ 2.41	$ 0.11	$ (0.75)	$ (1.46)
Income (loss) from discontinued operations, net of taxes	-	0.24	(2.02)	(0.10)	0.11
Net income (loss)	$ 0.11	$ 2.65	$ (1.91)	$ (0.85)	$ (1.35)

	As of December 31,									
	2008		2007		2006		2005		2004	
Balance Sheet Data:										
Total assets	$ 2,560,379		$ 2,348,504	(7)	$ 2,632,510	(7)	$ 2,532,590	(7)	$ 2,521,045	(7)
Total debt	1,262,901	(8)	981,100	(8)	755,553	(8)	599,067	(8)	576,409	(8)
Secured forward exchange contract	-		-	(7)	613,054	(7)	613,054	(7)	613,054	(7)
Total stockholders' equity	903,219		941,492		798,026		848,567		869,601	

(1) Preopening costs are related to the Gaylord Texan and Gaylord National, as well as the rooms renovation program at Gaylord Opryland. Gaylord Texan opened in April 2004, Gaylord National opened in April 2008, and the Opryland rooms renovation program was completed in February 2008.

(2) In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" ("SFAS 144"). In accordance with the provisions of SFAS 144, we have presented the operating results and financial position of the following businesses as discontinued operations for all periods presented: ResortQuest; WSM-FM and WWTN(FM); Word Entertainment; Acuff-Rose Music Publishing; GET Management, our artist management business; Oklahoma RedHawks; our international cable networks; the businesses sold to affiliates of The Oklahoma Publishing Company consisting of Pandora Films, Gaylord Films, Gaylord Sports Management, Gaylord Event Television and Gaylord Production Company; and our water taxis.

(3) As described more fully in "Operating Results – Impairment and other charges" under Management's Discussion and Analysis of Financial Condition and Results of Operations, in the second quarter of 2008, we recorded an impairment charge of $12.0 million related to the termination of our agreement to purchase the Westin La Cantera Resort, located in San Antonio, Texas. In the fourth quarter of 2008, we recorded an impairment charge of $4.7 million related to our decision to terminate our plans to develop a resort and convention hotel in Chula Vista, California. In the fourth quarter of 2008, we incurred a $2.5 million impairment charge to write off our investment in Waipouli Holdings, LLC.

(4) Related primarily to employee severance and contract termination costs.

(5) During December 2008, we repurchased $45.8 million in aggregate principal amount of our outstanding senior notes ($28.5 million of 8.00% senior notes and $17.3 million of 6.75% senior notes) for $25.6 million. After adjusting for accrued interest and deferred financing costs, we recorded a pretax gain of $19.9 million as a result of the repurchase.

(6) On May 31, 2007, we completed the sale of all of our ownership interest in Bass Pro Group, LLC to Bass Pro Group, LLC for a purchase price of $222.0 million in cash and recognized a pre-tax gain of $140.3 million on the sale.

(7) In 1999 we recognized a pretax gain of $459.3 million as a result of the divestiture of television station KTVT in Dallas-Ft. Worth in exchange for CBS Series B preferred stock, which was later converted into 11,003,000 shares of Viacom Class B common stock, $4.2 million of cash and other consideration. During 2000, we entered into a seven-year secured forward exchange contract ("SFEC") for a notional amount of $613.1 million with respect to 10,937,900 shares of the Viacom Class B common stock. We exchanged the 10,937,900 shares of Viacom Class B common stock for 5,468,950 shares of Viacom Stock and 5,468,950 shares of CBS Stock effective January 3, 2006. During May 2007, the SFEC matured and we delivered all of the Viacom Stock and CBS Stock to Credit Suisse in full satisfaction of the $613.1 million debt obligation under the SFEC. As a result, the debt obligation, Viacom Stock, CBS Stock, put option, call option, and deferred financing costs related to the SFEC were removed from the consolidated balance sheet during the second quarter of 2007. The CBS Stock and Viacom Stock were included in total assets at their market values of $394.9 million, $356.6 million, and $400.4 million at December 31, 2006, 2005, and 2004, respectively. Prepaid interest related to the secured forward exchange contract of $10.5 million, $37.3 million, and $64.3 million, was included in total assets at December 31, 2006, 2005, and 2004, respectively.

(8) Related primarily to the construction of the Gaylord Palms, the Gaylord Texan and the Gaylord National.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overall Outlook

Our concentration in the hospitality industry, and in particular the large group meetings sector of the hospitality industry, exposes us to certain risks outside of our control. General economic conditions, particularly national and global economic conditions, can affect the number and size of meetings and conventions attending our hotels. Recessionary conditions in the national economy have resulted in economic pressures on the hospitality industry generally, and on our Company's operations and expansion plans. In recent quarters, we have experienced declines in hotel occupancy, weakness in future bookings by our core large group customers, lower spending levels by groups and increased cancellation and attrition levels. We believe that corporate customers in particular are delaying meetings and events and seeking to minimize spending. While we have re-focused our marketing efforts on booking rooms in 2009 and 2010, rather than later years, there can be no assurance that we can achieve acceptable occupancy and revenue levels during continued periods of economic distress, in light of decreased demand. We cannot predict when or if hospitality demand and spending will return to favorable levels, but we anticipate that our future financial results and growth will be further harmed if the economic slowdown continues for a significant period or becomes worse.

In addition, as more fully described below in "Factors and Trends Contributing to Operating Performance" we have experienced an increase in groups not fulfilling the minimum number of room nights originally contracted for, or rooms attrition. We believe that our contracts with our group customers (which generally require minimum levels of rooms revenue and banquet and catering revenues) provide a level of protection against the effects of these increased levels of attrition. There can be no assurance, however, that a prolonged recession in the national economy would not have a continuing adverse effect on our results of operations.

See "Forward-Looking Statements" and "Risk Factors" below for important information regarding forward-looking statements made in this report and risks and uncertainties the Company faces.

Recent Events

Termination of Purchase Agreement for Westin La Cantera Resort. As more fully discussed below, on April 15, 2008, we terminated the Agreement of Purchase and Sale dated as of November 19, 2007 (the "Purchase Agreement") with LCWW Partners, a Texas joint venture, and La Cantera Development Company, a Delaware corporation (collectively, "Sellers"), to acquire the assets related to the Westin La Cantera Resort, located in San Antonio, Texas (the "La Cantera Resort") on the basis that we did not obtain financing satisfactory to us. Pursuant to the terms of the Purchase Agreement and a subsequent amendment, we forfeited a $10.0 million deposit previously paid to Sellers. As a result, we recorded an impairment charge of $12.0 million to write off the deposit, as well as certain transaction-related expenses that were also capitalized in connection with the potential acquisition.

Refinancing of $1.0 Billion Credit Facility. On July 28, 2008, we announced that we entered into a new $1.0 billion senior secured credit facility that will be available to fund our business plan. See "Liquidity and Capital Resources — Principal Debt Agreements" below for a complete description of the terms of the new $1.0 billion senior secured credit facility.

Potential Development in Mesa, Arizona. On September 3, 2008, we announced that we entered into a land purchase agreement with DMB to create a resort and convention hotel at the Mesa Proving Grounds in Mesa, Arizona, which is located approximately 30 miles from downtown Phoenix. The DMB development is planned to host an urban environment that features a Gaylord resort property, a Westcor retail development, a golf course designed by Tom Fazio, Class-A office space, first class residential offerings and significant other mixed-use components. Gaylord's purchase agreement includes the purchase of 100 acres of real estate within the 3,200-acre Proving Grounds. The Gaylord project is contingent on the finalization of entitlements and incentives and final approval by Gaylord's board of directors. We made an initial deposit of a portion of the land purchase price upon execution of the agreement with DMB, and additional deposit amounts are due upon the occurrence of various development milestones, including required governmental approvals of the entitlements and incentives. These deposits are refundable to us upon a termination of the agreement with DMB during a specified due diligence period, except in the event of a breach of the agreement by us. The timing of this development is uncertain, and we have not made any financing plans or, except as described above, made any commitments in connection with the proposed development.

Termination of Potential Development in Chula Vista, California. On July 25, 2006, the Unified Port of San Diego Board of Commissioners and the City of Chula Vista approved a non-binding letter of intent with us, outlining the general terms of our development of a 1,500 to 2,000 room convention hotel in Chula Vista, California. The parties extended the termination date for the non-binding letter of intent to December 31, 2008. On November 17, 2008, we announced that we had terminated our plans to develop a resort and convention hotel in Chula Vista due to prolonged planning and approval processes, a complicated regulatory and legal structure, and excessive off-site infrastructure costs. As a result, we incurred a non-cash impairment charge of approximately $4.7 million during the year-ended December 31, 2008 to write-off costs that were capitalized in connection with the Chula Vista project.

Construction and Opening of Gaylord National. Our Gaylord National Resort and Convention Center (located in the Washington D.C. area) was substantially completed and opened in April 2008. The project was originally planned to include a 1,500 room hotel; however, we expanded the planned hotel to a total of 2,000 rooms. We entered into commitments for various expenditures in connection with our Gaylord National development, including for the purchase of land, furniture, fixtures, and equipment, and procuring services in connection with the development. We entered into several agreements with a general contractor and other suppliers for the provision of certain construction services at the site. The agreement with the general contractor (the Perini/Tompkins Joint Venture) was with our wholly-owned subsidiary, Gaylord National, LLC, and provided for the construction of the Gaylord National hotel. On December 23, 2008, we entered into Amendment Number 33 (the "Final Settlement Agreement") with the general contractor relating to these construction agreements. The Final Settlement Agreement established a final contract amount owed to the general contractor of $845 million, which was approximately $20 million less than the amount we had accrued for capital expenditures in our consolidated balance sheet as of September 30, 2008. This difference was recorded as an adjustment between accrued liabilities and property and equipment in the consolidated balance sheet during the fourth quarter of 2008. The settlement, which entailed a final cash payment of approximately $40 million to the general contractor prior to the end of 2008, resolves all claims between us and the general contractor and will enable us to avoid further litigation. The general contractor has agreed to fully indemnify (except for certain limitations arising out of any allegation of independent tortious conduct on our part) us from all subcontractor actions in connection with the project. Including the cost of the Final Settlement Agreement, as well as the cost of land, architecture and consulting services, furnishings and fixtures, subcontractors and other items, the final cost of the Gaylord National project was approximately $1,050 million (excluding $66.1 million of capitalized interest and $48.6 million in preopening costs). These construction costs exceeded our initial estimates from 2004. These increased costs are attributable to: (a) construction materials price escalation that occurred over the past four years; (b) increased cost of construction labor in the Washington, D.C. marketplace due to historically low unemployment and a high degree of construction activity; (c) our 500-room expansion and related additional meeting space and the acceleration of its construction so that the expansion opened concurrently with the original project; and (d) other enhancements to the project design.

In connection with the development of Gaylord National, Prince George's County, Maryland ("the County") issued three series of bonds. The first bond issuance, with a face value of $65 million, was issued by the County in April 2005 to support the cost of infrastructure being constructed by the project developer, such as roads, water and sewer lines. The second bond issuance, with a face value of $95 million ("Series A Bond"), was issued by the County in April 2005 and placed into escrow until substantial completion of the convention center and 1,500 rooms within the hotel. The Series A Bond and the third bond issuance, with a face value of $50 million ("Series B Bond"), were delivered to us upon substantial completion and opening of the Gaylord National on April 2, 2008. We are currently holding the Series A Bond and Series B Bond and receiving the debt service thereon, which is payable from tax increments, hotel taxes and special hotel rental taxes generated from the development. Accordingly, during the second quarter of 2008, we recorded a note receivable and offset to property and equipment in the amount of $150.4 million. We also recorded interest income of $11.3 million during the year ended December 31, 2008 related to these bonds.

Repurchase of Senior Notes. During December 2008, we repurchased $45.8 million in aggregate principal amount of our outstanding senior notes ($28.5 million of 8.00% senior notes and $17.3 million of 6.75% senior notes) for $25.6 million, reducing our leverage and lowering the total amount of our indebtedness at a favorable price. After adjusting for accrued interest and deferred financing costs, we recorded a pretax gain of $19.9 million as a result of the repurchase, which is recorded as a gain on extinguishment of debt in the accompanying financial information.

During January and February, 2009, we repurchased $43.8 million in aggregate principal amount of our outstanding senior notes ($33.8 million of 8% Senior Notes and $10.0 million of 6.75% Senior Notes) for $33.1 million. After adjusting for accrued interest and deferred financing costs, we recorded a pretax gain of $11.0 million as a result of the repurchase, which will be recorded as a gain on extinguishment of debt in our consolidated statement of operations in the first quarter of 2009. We used available cash and borrowings under our revolving credit facility to finance the purchases and intend to consider additional repurchases of our senior notes from time to time depending on market conditions.

Development Update

We have invested heavily in our operations in the years ended December 31, 2008, 2007, and 2006, primarily in connection with the continued construction and improvement of the Gaylord Texan after it opened in 2004, continued improvements of the Gaylord Opryland, and the construction of the Gaylord National beginning in 2005 and continuing in 2006, 2007 and 2008. Our investments in 2009 are expected to consist primarily of ongoing maintenance capital expenditures for our existing properties. We have determined that we will not make significant capital expenditures for new or existing properties until our expectations concerning the overall economy and hotel occupancy have stabilized.

As described above in "Recent Events", we have entered into a land purchase agreement with respect to a potential hotel development in Mesa, Arizona.

We are also considering expansions at Gaylord Opryland, Gaylord Texan, and Gaylord Palms, as well as other potential hotel sites throughout the country. We have made no commitments to construct expansions of our current facilities or to build new facilities. We are closely monitoring the condition of the economy and availability of attractive financing. We are unable to predict at this time when we might make such commitments or commence construction of these proposed expansion projects.

Our Current Operations

Our ongoing operations are organized into three principal business segments:

- Hospitality, consisting of our Gaylord Opryland Resort and Convention Center ("Gaylord Opryland"), our Gaylord Palms Resort and Convention Center ("Gaylord Palms"), our Gaylord Texan Resort and Convention Center ("Gaylord Texan"), our Radisson Hotel at Opryland ("Radisson Hotel") and, commencing in April 2008, our Gaylord National Resort and Convention Center ("Gaylord National"), as well as our ownership interests in two joint ventures.

- Opry and Attractions, consisting of our Grand Ole Opry assets, WSM-AM and our Nashville attractions.

- Corporate and Other, consisting of our corporate expenses and, prior to May 31, 2007, our ownership interests in certain entities.

For the years ended December 31, our total revenues were divided among these business segments as follows:

Segment	**2008**	**2007**	**2006**
Hospitality	**91%**	90%	89%
Opry and Attractions	**9%**	10%	11%
Corporate and Other	**0%**	0%	0%

We generate a significant portion of our revenues from our Hospitality segment. We believe that we are the only hospitality company whose stated primary focus is on the large group meetings and conventions sector of the lodging market. Our strategy is to continue this focus by concentrating on our "All-in-One-Place" self-contained service offerings and by emphasizing customer rotation among our convention properties, while also offering additional entertainment opportunities to guests and target customers.

Key Performance Indicators

The operating results of our Hospitality segment are highly dependent on the volume of customers at our hotels and the quality of the customer mix at our hotels. These factors impact the price we can charge for our hotel rooms and other amenities, such as food and beverage and meeting space. Key performance indicators related to revenue are:

- hotel occupancy (volume indicator);
- average daily rate ("ADR") (price indicator);
- Revenue per Available Room ("RevPAR") (a summary measure of hotel results calculated by dividing room sales by room nights available to guests for the period);
- Total Revenue per Available Room ("Total RevPAR") (a summary measure of hotel results calculated by dividing the sum of room, food and beverage and other ancillary service revenue by room nights available to guests for the period); and
- Net Definite Room Nights Booked (a volume indicator which represents the total number of definite bookings for future room nights at Gaylord hotels confirmed during the applicable period, net of cancellations).

We recognize Hospitality segment revenue from rooms as earned on the close of business each day and from concessions and food and beverage sales at the time of the sale. Attrition fees, which are charged to groups when they do not fulfill the minimum number of room nights or minimum food and beverage spending requirements originally contracted for, as well as cancellation fees, are recognized as revenue in the period they are collected. Almost all of our Hospitality segment revenues are either cash-based or, for meeting and convention groups meeting our credit criteria, billed and collected on a short-term receivables basis. Our industry is capital intensive, and we rely on the ability of our hotels to generate operating cash flow to repay debt financing, fund maintenance capital expenditures and provide excess cash flow for future development.

The results of operations of our Hospitality segment are affected by the number and type of group meetings and conventions scheduled to attend our hotels in a given period. We attempt to offset any identified shortfalls in occupancy by creating special events at our hotels or offering incentives to groups in order to attract increased business during this period. A variety of factors can affect the results of any interim period, including the nature and quality of the group meetings and conventions attending our hotels during such period, which meetings and conventions have often been contracted for several years in advance, the level of attrition we experience, and the level of transient business at our hotels during such period.

Summary Financial Results

The following table summarizes our financial results for the years ended December 31, 2008, 2007 and 2006 (in thousands, except percentages and per share data):

	Years Ended December 31,				
	2008	**% Change**	**2007**	**% Change**	**2006**
Total revenues	**$ 930,869**	24.49%	$ 747,723	3.52%	$ 722,272
Total operating expenses	**893,403**	26.81%	704,541	3.81%	678,684
Operating income	**37,466**	-13.24%	43,182	-0.93%	43,588
Net income (loss)	**4,364**	-96.10%	111,911	240.88%	(79,435)
Net income (loss) per share — fully diluted	**0.11**	-95.85%	2.65	238.74%	(1.91)

2008 Results As Compared to 2007 Results

The increase in our total revenues and total operating expenses in the year ended December 31, 2008, as compared to the same period in 2007, was due primarily to increased Hospitality segment revenues and operating expenses, as more fully described below.

These increased Hospitality segment revenues and operating expenses, combined with $19.3 million in impairment and other charges described below, resulted in operating income of $37.5 million for 2008, as compared to operating income of $43.2 million in 2007.

Our net income was $4.4 million in 2008, as compared to $111.9 million in 2007, due to our operating income described above and the following factors, each as described more fully below:

- Other gains and losses of $0.5 million in 2008, as compared to $146.3 million in 2007, primarily relating to the one-time gain of $140.3 million on the sale of our interest in Bass Pro Group, LLC we recognized in 2007, which served to reduce our net income by $145.8 million in 2008 as compared to 2007.

- A provision for income taxes of $1.0 million in 2008, as compared to a provision for income taxes of $62.7 million in 2007, described below, which served to increase our net income by $61.7 million in 2008 as compared to 2007.

- Interest expense of $64.1 million in 2008, as compared to interest expense of $38.5 million in 2007, primarily due to a $26.0 million decrease in capitalized interest as a result of the construction of Gaylord National, described below, which served to reduce our net income by $25.6 million in 2008 as compared to 2007.

- A gain of $19.9 million on the repurchase of a portion of our Senior Notes in 2008, which served to increase our net income in 2008 as compared to 2007.

- A loss on discontinued operations, net of taxes, of $0.2 million in 2008, as compared to a gain on discontinued operations, net of taxes, of $9.9 million in 2007, related primarily to the operations and disposition of our ResortQuest business, which served to decrease our net income by $10.1 million in 2008 as compared to 2007.

- Our previous investment in Viacom stock and CBS stock and the related secured forward exchange contract, which expired in 2007. As more fully described below, in 2007 we recognized an unrealized gain on our investment in Viacom and CBS stock of $6.4 million, and we recognized an unrealized gain on derivatives of $3.1 million in 2007. Due to the elimination of these items in 2007, our net income decreased by $9.5 million in 2008 as compared to 2007.

- Interest income of $12.7 million in 2008, as compared to interest income of $3.2 million in 2007, primarily related to our receipt of the Gaylord National bonds in 2008 described below, which served to increase our net income by $9.5 million in 2008 as compared to 2007.

2007 Results As Compared to 2006 Results

The increase in our total revenues and total operating expenses in the year ended December 31, 2007, as compared to the same period in 2006, was due primarily to increased Hospitality operating segment revenues and operating expenses, as more fully described below.

These increased revenues and operating expenses, combined with a $10.3 million increase in preopening costs described below, resulted in operating income of $43.2 million for 2007, as compared to operating income of $43.6 million in the same period in 2006. Despite our stable operating income in 2007, as compared to 2006, our net income increased $191.3 million in 2007 (as compared to 2006) due to the following factors, each as described more fully below:

- Other gains and losses of $146.3 million in 2007, as compared to other gains and losses of $3.3 million in 2006, primarily relating to the gain on the sale of our interest in Bass Pro Group, LLC, which served to increase our net income by $143.0 million in 2007 as compared to 2006.

- A gain on discontinued operations, net of taxes, of $9.9 million in 2007, as compared to a loss on discontinued operations, net of taxes, of $84.2 million in 2006, related primarily to the operations and disposition of our ResortQuest business, which served to increase our net income by $94.1 million in 2007 as compared to 2006.

- Interest expense of $38.5 million in 2007, as compared to interest expense of $72.5 million in 2006, primarily as a result of increased capitalized interest during 2007, which served to increase our net income by $34.0 million in 2007 as compared to 2006.

- A provision for income taxes of $62.7 million in 2007, as compared to a provision for income taxes of $4.0 million in 2006, which served to decrease our net income by $58.7 million in 2007 as compared to 2006.

- The recognition of a net unrealized gain on our investment in Viacom and CBS stock and the related secured forward exchange contract of $9.5 million in 2007, as compared to a net unrealized gain of $21.7 million in 2006, which served to reduce our net income by $12.2 million in 2007 as compared to 2006.

Factors and Trends Contributing to Operating Performance in 2008 Compared to 2007

The most important factors and trends contributing to our operating performance in 2008 as compared to 2007 have been:

- The opening of Gaylord National in April 2008 and resulting increased revenues (revenues of $169.2 million for the year ended December 31, 2008), operating expenses (operating expenses of $136.4 million for the year ended December 31, 2008) and depreciation expense (depreciation expense of $23.9 million for the year ended December 31, 2008) associated with the Gaylord National.

- Decreased same-store occupancy levels (a decrease of 3.0 percentage points for the year ended December 31, 2008 as compared to the same period in 2007) resulting from lower levels of group business during 2008, combined with increased same-store ADR during this period (an increase of 2.6% for the year ended December 31, 2008 as compared to the same period in 2007) resulting from higher-rated group business. This combination resulted in slightly decreased same-store RevPAR and Total RevPAR for the year ended December 31, 2008, as compared to the same period in 2007.

- Increased attrition levels for the year ended December 31, 2008, as compared to the same period in 2007, decreased our operating income, same-store RevPAR and same-store Total RevPAR. Same-store attrition for 2008 was 11.3 percent, compared to 8.4 percent for 2007. These increased attrition levels were more pronounced in the fourth quarter, as same-store attrition levels increased to 14.1 percent in the fourth quarter of 2008, from 9.7 percent in the fourth quarter of 2007.

- Increased preopening costs for the year ended December 31, 2008, as compared to the same period in 2007, associated with the opening of the Gaylord National, described more fully below, which decreased our operating income as compared to the same period in 2007.

- Impairment charges of $19.3 million, described below, which decreased our operating income for the year ended December 31, 2008, as compared to the same period in 2007.

Factors and Trends Contributing to Operating Performance in 2007 Compared to 2006

The most important factors and trends contributing to our operating performance in 2007 as compared to 2006 have been:

- Increased Hospitality segment ADR and relatively stable occupancy rates in 2007 as compared to 2006, which led to the increased Hospitality segment revenues we experienced.

- Increased revenues associated with banquet and catering and other ancillary services revenue at our hotels for 2007 as compared to 2006, which positively impacted Hospitality Total RevPAR.

- Increased preopening costs for 2007 associated primarily with construction of the Gaylord National, described more fully below, which decreased our operating income as compared to 2006.

Operating Results – Detailed Segment Financial Information

Hospitality Segment

Total Segment Results. The following presents the financial results of our Hospitality segment for the years ended December 31, 2008, 2007 and 2006 (in thousands, except percentages and performance metrics):

	Years Ended December 31,				
	2008	% Change	2007	% Change	2006
Hospitality revenue (1)	$ 848,332	26.67%	$ 669,743	3.77%	$ 645,437
Hospitality operating expenses:					
Operating costs	503,599	28.25%	392,655	1.77%	385,824
Selling, general and administrative	122,676	20.75%	101,593	5.79%	96,031
Depreciation and amortization	97,229	48.74%	65,369	1.34%	64,502
Total Hospitality operating expenses	723,504	29.29%	559,617	2.43%	546,357
Hospitality operating income (2)	$ 124,828	13.35%	$ 110,126	11.15%	$ 99,080
Hospitality performance metrics:					
Occupancy (6)	72.1%	-7.21%	77.7%	-0.38%	78.0%
ADR	$ 171.47	6.54%	$ 160.94	3.83%	$ 155.01
RevPAR (3) (6)	$ 123.70	-1.14%	$ 125.13	3.47%	$ 120.93
Total RevPAR (4) (6)	$ 305.78	-0.56%	$ 307.49	5.14%	$ 292.47
Net Definite Room Nights Booked (5)	1,620,000	-17.77%	1,970,000	17.96%	1,670,000

(1) Hospitality results and performance metrics include the results of our Radisson Hotel for all periods presented.

(2) Hospitality operating income does not include the effect of preopening costs and impairment charges. See the discussion of preopening costs and impairment charges set forth below.

(3) We calculate Hospitality RevPAR by dividing room sales by room nights available to guests for the period. Hospitality RevPAR is not comparable to similarly titled measures such as revenues.

(4) We calculate Hospitality Total RevPAR by dividing the sum of room sales, food and beverage, and other ancillary services (which equals Hospitality segment revenue) by room nights available to guests for the period. Hospitality Total RevPAR is not comparable to similarly titled measures such as revenues.

(5) Net Definite Room Nights Booked included 460,000, 405,000 and 347,000 room nights for the years ended December 31, 2008, 2007 and 2006, respectively, related to Gaylord National, which opened in April 2008. Net Definite Room Nights Booked for the year ended December 31, 2008 includes approximately 200,000 room nights related to the proposed hotel expansions.

(6) Excludes 5,171, 48,752, and 20,048 room nights that were taken out of service during the years ended December 31, 2008, 2007 and 2006, respectively, as a result of a multi-year rooms renovation program at Gaylord Opryland. The rooms renovation program was completed in February 2008. Also excludes 1,408 room nights that were not in service during the year ended December 31, 2008, as these rooms were not released from construction on the date Gaylord National commenced normal operations.

The increase in total Hospitality segment revenue for the year ended December 31, 2008, as compared to the same period in 2007, was due primarily to the opening of the Gaylord National in April 2008. Same-store Hospitality segment revenue in the year ended December 31, 2008, as compared to the same period in 2007, increased slightly due to increased ADR and increased collection of attrition and cancellation fees, although the impact of these items was partially offset by lower same-store occupancy levels.

The increase in total Hospitality segment revenue and RevPAR for the year ended December 31, 2007, as compared to the same period in 2006, was due primarily to the increase in ADR combined with relatively stable system-wide occupancy rates at each property, described below. Additionally, improved system-wide catering and other ancillary revenues served to supplement the impact of the improved RevPAR upon our Total RevPAR in 2007 as compared to 2006, as described more fully below.

Hospitality segment operating expenses consist of direct operating costs, selling, general and administrative expenses, and depreciation and amortization expense. The increase in Hospitality operating expenses for the year-ended December 31, 2008, as compared to the same period in 2007, is primarily due to the opening of the Gaylord National. The increase in Hospitality operating expenses for the year ended December 31, 2007, as compared to 2006, is attributable to an increase in Hospitality segment operating costs, Hospitality segment selling, general and administrative expenses and Hospitality segment depreciation and amortization expense, each as described more fully below.

Hospitality operating costs, which consist of direct costs associated with the daily operations of our hotels (primarily room, food and beverage and convention costs), increased for the year ended December 31, 2008, as compared to the same period in 2007, primarily due to the opening of the Gaylord National. Hospitality operating costs increased in 2007, as compared to 2006, due to the increased costs associated with the increased revenues described above. Operating costs at Gaylord Texan, described more fully below, were a primary driver of this increase.

Total Hospitality segment selling, general and administrative expenses, consisting of administrative and overhead costs, increased for the year ended December 31, 2008, as compared to the same period in 2007, due primarily to the opening of Gaylord National. Same-store Hospitality selling, general and administrative expenses decreased slightly during 2008 primarily as a result of continued focus on cost control. Total Hospitality segment selling, general and administrative expenses increased in the year ended December 31, 2007, as compared to the same period in 2006, primarily due to increases at Gaylord Opryland and at Gaylord Texan, as described below.

Hospitality depreciation and amortization expense increased for the year-ended December 31, 2008, as compared to the same period in 2007, due to the opening of the Gaylord National and the related fixed assets put in use. Hospitality depreciation and amortization expense remained relatively stable for the year ended December 31, 2007, as compared to the same period in 2006.

Property-Level Results. The following presents the property-level financial results for Gaylord Opryland, Gaylord Palms and Gaylord Texan for the years ended December 31, 2008, 2007 and 2006:

Gaylord Opryland Results. The results of Gaylord Opryland for the years ended December 31, 2008, 2007 and 2006 are as follows (in thousands, except percentages and performance metrics):

	Years Ended December 31,				
	2008	**% Change**	**2007**	**% Change**	**2006**
Total revenues	**$ 296,666**	3.7%	$ 286,021	1.7%	$ 281,224
Operating expense data:					
Operating costs	**174,927**	1.2%	172,908	0.2%	172,627
Selling, general and administrative	**37,692**	-10.0%	41,873	9.4%	38,273
Hospitality performance metrics:					
Occupancy (1)	**75.9%**	-5.4%	80.2%	-0.9%	80.9%
ADR	**$ 157.30**	3.8%	$ 151.50	3.9%	$ 145.87
RevPAR (1)	**$ 119.32**	-1.9%	$ 121.57	3.0%	$ 118.06
Total RevPAR (1)	**$ 282.90**	-0.8%	$ 285.22	4.6%	$ 272.63

(1) Excludes 5,171, 48,752, and 20,048 room nights that were taken out of service during the years ended December 31, 2008, 2007 and 2006, respectively, as a result of a continued multi-year rooms renovation program at Gaylord Opryland. The rooms renovation program was completed in February 2008.

The increase in Gaylord Opryland revenue in the year ended December 31, 2008, as compared to the same period in 2007, was primarily due to a combination of a higher ADR and increased collection of attrition and cancellation fees. The increased ADR was due to a shift toward more corporate business groups with higher room rates. These increases were partially offset by lower occupancy rates.

The increase in Gaylord Opryland revenue and RevPAR in the year ended December 31, 2007, as compared to the same period in 2006, was due to a combination of slightly lower occupancy rates and a higher ADR, as a slight reduction of group business was offset by higher nightly room rates paid by guests (as compared to the prior period). Improved food and beverage and other ancillary revenues, driven by improved catering revenues, improved food and beverage revenues resulting from the new restaurant offerings at the hotel, and revenues from the hotel's ICE! holiday exhibit, served to further increase the hotel's Total RevPAR in 2007.

Operating costs at Gaylord Opryland in 2008, as compared to 2007, as well as 2007, as compared to 2006, remained relatively stable.

Selling, general and administrative expenses at Gaylord Opryland decreased in 2008, as compared to 2007, primarily due to lower incentive compensation expense and cost control measures in the current year. In addition, the 2007 period was impacted by a one-time charge incurred by Gaylord Opryland in 2007 in connection with the early termination of the lease held by the third-party operator of the Gaylord Opryland food court. These decreases in selling, general and administrative expenses were partially offset by an increase in bad debt expense associated with the write-down of a receivable from a large convention customer in 2008. The increase in selling, general and administrative expenses at Gaylord Opryland in 2007, as compared to 2006, was primarily due to the early lease termination during 2007.

Gaylord Palms Results. The results of Gaylord Palms for the years ended December 31, 2008, 2007 and 2006 are as follows (in thousands, except percentages and performance metrics):

	Years Ended December 31,				
	2008	**% Change**	**2007**	**% Change**	**2006**
Total revenues	**$ 180,777**	-0.6%	$ 181,826	2.9%	$ 176,634
Operating expense data:					
Operating costs	**102,011**	-1.4%	103,453	2.2%	101,257
Selling, general and administrative	**32,528**	1.2%	32,154	0.3%	32,055
Hospitality performance metrics:					
Occupancy	**77.2%**	0.1%	77.1%	0.1%	77.0%
ADR	**$ 178.42**	-1.2%	$ 180.52	2.6%	$ 175.90
RevPAR	**$ 137.71**	-1.1%	$ 139.18	2.8%	$ 135.42
Total RevPAR	**$ 350.75**	-1.0%	$ 354.30	2.9%	$ 344.19

Revenue decreased slightly at Gaylord Palms in the year ended December 31, 2008, as compared to the same period in 2007, due to lower ADR and lower banquet revenue, both primarily due to a decrease in corporate business groups and a shift in customer mix toward more transient business with lower nightly room rates and less outside the room spending. This decrease was partially offset by increased collection of attrition and cancellation payments.

The increase in Gaylord Palms revenue and RevPAR in the year ended December 31, 2007, as compared to the same period in 2006, was due to a combination of relatively stable occupancy rates and a higher ADR, due to a stable volume of group business and higher nightly room rates paid by guests (as compared to the prior period). Improved food and beverage and other ancillary revenues, driven primarily by the increased occupancy, served to further increase the hotel's Total RevPAR in 2007.

Operating costs at Gaylord Palms decreased slightly in the year ended December 31, 2008, as compared to the same period in 2007, primarily as a result of decreased costs associated with the decrease in banquet revenue, as well as cost control measures in the current year. Operating costs at Gaylord Palms in the year ended December 31, 2007, as compared to 2006, increased due to increases in variable expenses at the hotel, including expenses associated with servicing the increased occupancy and food and beverage revenues during the periods.

The hotel's selling, general and administrative expenses for the years ended December 31, 2008 and 2007, as compared to the same periods in 2007 and 2006, respectively, remained comparable, as administrative costs remained steady.

Gaylord Texan Results. The results of Gaylord Texan for the years ended December 31, 2008, 2007 and 2006 are as follows (in thousands, except percentages and performance metrics):

	Years Ended December 31,				
	2008	**% Change**	**2007**	**% Change**	**2006**
Total revenues	**$ 192,706**	0.0%	$ 192,777	7.9%	$ 178,641
Operating expense data:					
Operating costs	**113,091**	0.7%	112,333	4.3%	107,734
Selling, general and administrative	**23,770**	-6.4%	25,391	6.3%	23,887
Hospitality performance metrics:					
Occupancy	**72.0%**	-3.9%	74.9%	0.7%	74.4%
ADR	**$ 178.88**	3.4%	$ 172.92	4.2%	$ 165.99
RevPAR	**$ 128.77**	-0.6%	$ 129.55	4.9%	$ 123.50
Total RevPAR	**$ 348.46**	-0.3%	$ 349.54	7.9%	$ 323.91

Revenue at Gaylord Texan remained stable in the year ended December 31, 2008, as compared to the same period in 2007. Lower occupancy due to lower group business and decreased banquet revenue during 2008 was offset by increased ADR, as a result of higher resort fees, increased revenues from the hotel's ICE! holiday exhibit, and higher collection of attrition and cancellation fees.

The increase in Gaylord Texan revenue and RevPAR in the year ended December 31, 2007, as compared to the same period in 2006, was due to a combination of slightly higher occupancy rates and a higher ADR, due to a stable volume of group business and higher nightly room rates paid by guests (as compared to the prior period). Increases in revenue and Total RevPAR in 2007 were also due in part to a full year of operations of the Glass Cactus, as well as additional banquet and catering revenues and transportation and parking revenue increases.

Operating costs at the Gaylord Texan remained relatively stable in the year ended December 31, 2008, as compared to the same period in 2007. The increase in operating costs at the Gaylord Texan in the year ended December 31, 2007, as compared to the same period in 2006, is due to the increased costs necessary to serve the increased ancillary revenues, including a full year of costs associated with the Glass Cactus, described above.

The decrease in selling, general and administrative expense at the Gaylord Texan for the year ended December 31, 2008, as compared to the same period in 2007, was due primarily to a decrease in incentive compensation and rental expenses. The increase in the hotel's selling, general and administrative expense for the year ended December 31, 2007, as compared to the same period in 2006, was due primarily to increased selling and marketing expenses.

Gaylord National Results. The results of Gaylord National from the date it commenced normal operations in early April 2008 to December 31, 2008 are as follows (in thousands, except percentages and performance metrics):

	Years Ended December 31,		
	2008	**2007**	**2006**
Total revenues	**$ 169,224**	n/a	n/a
Operating expense data:			
Operating costs	**109,629**	n/a	n/a
Selling, general and administrative	**26,750**	n/a	n/a
Hospitality performance metrics:			
Occupancy (1)	**61.6%**	n/a	n/a
ADR	**$ 202.72**	n/a	n/a
RevPAR (1)	**$ 124.84**	n/a	n/a
Total RevPAR (1)	**$ 309.09**	n/a	n/a

(1) Excludes 1,408 room nights that were not in service during the year ended December 31, 2008 as these rooms were not released from construction on the date Gaylord National commenced normal operations.

Opry and Attractions Segment

The following presents the financial results of our Opry and Attractions segment for the years ended December 31, 2008, 2007 and 2006 (in thousands, except percentages):

	Years Ended December 31,				
	2008	% Change	2007	% Change	2006
Total revenues	$ 82,125	5.6%	$ 77,769	1.6%	$ 76,580
Operating expense data:					
Operating costs	52,908	11.6%	47,422	-1.1%	47,944
Selling, general and administrative	18,682	2.4%	18,247	1.6%	17,959
Depreciation and amortization	4,894	-11.0%	5,500	-2.9%	5,663
Operating income	$ 5,641	-14.5%	$ 6,600	31.6%	$ 5,014

Opry and Attractions segment revenues increased in the year ended December 31, 2008, as compared to the same period in 2007, due primarily to an increase in revenues at our Corporate Magic corporate event planning business, as it produced more large corporate events in 2008 compared to 2007, as well as a slight increase in revenues for the Grand Ole Opry. Opry and Attractions segment revenues for the year ended December 31, 2007, as compared to the same period in 2006, increased due to higher revenues at the Grand Ole Opry and Wildhorse Saloon during the year-ended December 31, 2007 as compared to the same period in 2006. These higher revenues were partially offset by lower revenues at our Corporate Magic corporate event planning business, as it produced fewer large corporate events in 2007 compared to 2006.

Opry and Attractions operating costs increased in the year ended December 31, 2008, as compared to the same period in 2007, due primarily to increased variable expenses at our Corporate Magic business and the Grand Ole Opry associated with the increased revenues described above. Opry and Attractions operating costs for the year ended December 31, 2007, as compared to the prior period in 2006, decreased slightly due in part to the reduction in operating costs at Corporate Magic associated with the reduced number of events produced as described above.

Opry and Attractions selling, general and administrative costs remained relatively stable in the years ended December 31, 2008 and 2007, as compared to the same periods in 2007 and 2006, respectively.

Corporate and Other Segment

The following presents the financial results of our Corporate and Other segment for the year ended December 31, 2008, 2007 and 2006 (in thousands, except percentages):

	Years Ended December 31,				
	2008	% Change	2007	% Change	2006
Total revenues	$ 412	95.3%	$ 211	-17.3%	$ 255
Operating expense data:					
Operating costs	9,859	10.8%	8,898	-0.2%	8,918
Selling, general and administrative	37,451	-8.3%	40,859	2.7%	39,766
Depreciation and amortization	7,651	18.1%	6,480	32.2%	4,903
Operating loss (1)	$ (54,549)	2.6%	$ (56,026)	-5.1%	$ (53,332)

(1) Corporate and Other segment operating loss does not include the effect of impairment charges. See the discussion of impairment and other charges set forth below.

Corporate and Other group revenue consists of rental income and corporate sponsorships.

Corporate and Other operating expenses consist of operating costs, selling, general and administrative expenses, and depreciation and amortization expense. Corporate and Other operating costs, which consist primarily of costs associated with information technology, increased during the year ended December 31, 2008, as compared to the same period in 2007, due primarily to increased software and hardware maintenance and consulting costs. Corporate and Other selling, general and administrative expenses, which consist of senior management salaries and benefits, legal, human resources, accounting, pension and other administrative costs, decreased in the year ended December 31, 2008, as compared to the same period in 2007, due primarily to a decrease in incentive compensation costs and pension costs, partially offset by an increase in consulting costs associated with a company-wide cost structure analysis and performance optimization project. Corporate and Other depreciation and amortization expense, which is primarily related to information technology equipment and capitalized electronic data processing software costs, increased in the year ended December 31, 2008, as compared to the same period in 2007, due to additional capitalized software costs placed in service.

Corporate and Other operating costs were stable in the year ended December 31, 2007, as compared to the same period in 2006. Corporate and Other selling, general and administrative expenses increased in the year ended December 31, 2007, as compared to the same period in 2006, due primarily to increased employment costs and consulting costs to support the company's growth initiatives. Corporate and Other depreciation and amortization expense increased in the year ended December 31, 2007, as compared to the same period in 2006, due to the purchase of a new corporate aircraft and additional information technology equipment and software.

Operating Results - Preopening costs

In accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities", we expense the costs associated with start-up activities and organization costs of our hotel development activities as incurred. Preopening costs for the years ended December 31, 2008 and 2007 were $19.1 million and $17.5 million, respectively, the majority of which were related to the construction of the Gaylord National, which opened in April 2008.

Preopening costs for the year ended December 31, 2006 were $7.2 million, of which $6.4 million was related to the construction of the Gaylord National and $0.8 million was related to the construction of the new Glass Cactus entertainment complex at the Gaylord Texan.

Operating Results – Impairment and other charges

Termination of Purchase Agreement for Westin La Cantera Resort. On January 21, 2008, we entered into an amendment (the "Amendment") with Sellers to the Purchase Agreement to acquire the assets related to the La Cantera Resort in San Antonio, Texas. The Amendment extended the closing date under the Purchase Agreement to April 30, 2008 (prior to the Amendment, the closing date was scheduled to occur no later than January 31, 2008). The Amendment also provided that the $10.0 million deposit (the "Deposit") previously paid by us to an escrow agent under the Purchase Agreement would be released to Sellers, and that the Deposit would be non-refundable to us except in connection with the voluntary and intentional default by Sellers in their obligations to be performed on the closing date.

The Amendment conditioned the closing of the transactions under the Purchase Agreement on us arranging financing satisfactory to us in our sole discretion in order to fund the transaction. On April 15, 2008, as permitted by the Amendment, we terminated the Purchase Agreement on the basis that we did not obtain financing satisfactory to us and therefore forfeited the $10.0 million deposit previously paid to Sellers. As a result, we recorded an impairment charge of $12.0 million during 2008 to write off the deposit, as well as certain transaction-related expenses that were also capitalized in connection with the potential acquisition.

Termination of Potential Development in Chula Vista, California. On November 17, 2008, we announced that we had terminated our plans to develop a resort and convention hotel in Chula Vista, due to prolonged planning and approval processes, a complicated regulatory and legal structure, and excessive off-site infrastructure costs. During the year ended December 31, 2008, we incurred a non-cash impairment charge of approximately $4.7 million to write-off costs that were capitalized in connection with the Chula Vista project.

Investment in Waipouli Holdings, LLC. Through a joint venture arrangement, we hold an 18.1% ownership interest in Waipouli Holdings, LLC, which, through a wholly-owned subsidiary, owns the ResortQuest Kauai Beach at Makaiwa Hotel, located in Kapaa, Hawaii ("the Kauai Hotel"). During the fourth quarter of 2008, we determined that we would not be able to recover our investment in Waipouli Holdings, LLC by either continuing to operate the hotel or by selling the hotel. Therefore, in accordance with Accounting Principles Board Opinion No. 18, "*The Equity Method of Accounting for Investments in Common Stock*" and AICPA SOP 78-9, "*Accounting for Investments in Real Estate Ventures*", we recorded an impairment charge of $2.5 million during 2008 to write off our investment balance and accrue the estimated costs of disposal related to Waipouli Holdings, LLC.

Non-Operating Results Affecting Net Income (Loss)

General

The following table summarizes the other factors which affected our net income (loss) for the years ended December 31, 2008, 2007 and 2006 (in thousands, except percentages):

	Years Ended December 31,				
	2008	**% Change**	**2007**	**% Change**	**2006**
Interest expense, net of amounts capitalized	**$ (64,069)**	-66.3%	$ (38,536)	46.8%	$ (72,473)
Interest income	**12,689**	292.4%	3,234	54.9%	2,088
Unrealized gain on Viacom stock and derivatives, net	**-**	-100.0%	9,479	-56.4%	21,719
(Loss) income from unconsolidated companies	**(746)**	-177.4%	964	-90.9%	10,565
Gain on extinguishment of debt	**19,862**	100.0%	-	0.0%	-
Other gains and (losses)	**453**	-99.7%	146,330	4361.3%	3,280
Provision for income taxes	**1,046**	-98.3%	62,665	1470.9%	3,989
(Loss) gain from discontinued operations, net of taxes	**(245)**	-102.5%	9,923	111.8%	(84,213)

Interest Expense, Net of Amounts Capitalized

Interest expense, net of amounts capitalized, increased $25.5 million to $64.1 million (net of capitalized interest of $16.4 million) in 2008 as compared to 2007, due primarily to a $26.0 million decrease in capitalized interest as a result of the construction of Gaylord National, and the impact of higher average debt balances during 2008. These increases were partially offset by the impact of the maturity of the secured forward exchange contract, which is further described below. Our weighted average interest rate on our borrowings, including the interest expense associated with the secured forward exchange contract but excluding the write-off of deferred financing costs during the period, was 6.5% in 2008 as compared to 7.3% in 2007.

Interest expense, net of amounts capitalized, decreased $34.0 million to $38.5 million (net of capitalized interest of $42.3 million) in 2007 as compared to 2006, due primarily to a $32.3 million increase in capitalized interest and the maturity of the secured forward exchange contract, which is further described below, the effects of which were partially offset by the impact of higher average debt balances during 2007 and the write-off of $1.2 million in deferred financing costs in connection with the refinancing of our $600.0 million credit facility to increase the total capacity under that credit facility to $1.0 billion. Capitalized interest increased from $10.0 million during 2006 to $42.3 million during 2007 due to the construction of the Gaylord National. Our weighted average interest rate on our borrowings, including the interest expense associated with the secured forward exchange contract but excluding the write-off of deferred financing costs during the period, was 7.3% in 2007 as compared to 6.5% in 2006.

As further discussed in Note 8 to our consolidated financial statements for the year ended December 31, 2008 included herewith, the secured forward exchange contract related to our Viacom Stock and CBS Stock investments resulted in non-cash interest expense of $10.5 million and $26.9 million for the years ended December 31, 2007 and 2006, respectively.

Interest Income

The increase in interest income during the year ended December 31, 2008, as compared to the same period in 2007, is primarily due to $11.3 million of interest income on the bonds that were received in April 2008 in connection with the development of Gaylord National, which included $9.4 million of interest that accrued on the bonds subsequent to their delivery to us and $1.9 million related to amortization of the discount on the bonds. The increase in interest income during the year ended December 31, 2007, as compared to the same period in 2006, is due to higher cash balances invested in interest-bearing accounts and increased interest rates.

Unrealized Gain (Loss) on Viacom and CBS Stock and Derivatives, Net

Prior to May 2007, we held a secured forward exchange contract with an affiliate of Credit Suisse with respect to our investment in Viacom Stock and CBS Stock. In May 2007, the secured forward exchange contract matured, and we delivered all of the Viacom Stock and CBS Stock to Credit Suisse in full satisfaction of the $613.1 million debt obligation under the SFEC. As a result, the debt obligation, Viacom Stock, CBS Stock, put option, call option, and deferred financing costs related to the secured forward exchange contract were removed from the consolidated balance sheet.

For the year-ended December 31, 2007, we recorded a net pretax gain of $6.4 million related to the increase in fair value of the Viacom stock and CBS stock and a net pretax gain of $3.1 million related to the increase in fair value of the derivatives associated with the secured forward exchange contract.

For the year ended December 31, 2006, we recorded net pretax gains of $38.3 million related to the increase in fair value of the Viacom stock and CBS stock and net pretax losses of $16.6 million related to the decrease in fair value of the derivatives associated with the secured forward exchange contract.

Income From Unconsolidated Companies

We account for our minority investments in Bass Pro Group, LLC (prior to the sale of our ownership interest), RHAC Holdings, LLC (the joint venture entity which owns the ResortQuest Waikiki Beach Hotel), and Waipouli Holdings, LLC (the joint venture entity which owns the ResortQuest Kauai Beach at Makaiwa Hotel) under the equity method of accounting. Income from unconsolidated companies for the years ended December 31, 2008, 2007 and 2006 consisted of equity method income (loss) from these investments as follows (in thousands, except percentages):

	Years Ended December 31,				
	2008	**% Change**	**2007**	**% Change**	**2006**
Bass Pro	**$ -**	-100.0%	$ 1,694	-86.2%	$ 12,252
RHAC Holdings, LLC	**334**	854.3%	35	104.2%	(835)
Waipouli Holdings, LLC (1)	**(1,080)**	-41.2%	(765)	10.2%	(852)
Total	**$ (746)**	-177.4%	$ 964	-90.9%	$ 10,565

(1) Equity method loss for Waipouli Holdings, LLC for 2008 does not include the effect of an impairment charge. See the discussion of impairment and other charges set forth above.

Bass Pro. Prior to May 31, 2007, we owned 13.0% of Bass Pro Group, LLC, the owner of the Bass Pro, Inc., Tracker Marine Boats and Big Cedar Lodge businesses. On May 31, 2007, we completed the sale of all of our ownership interest in Bass Pro Group, LLC to Bass Pro Group, LLC for a purchase price of $222.0 million in cash. We recognized a pre-tax gain of $140.3 million from the sale of our interest in Bass Pro Group, LLC, which is recorded in other gains and losses as described below. We recorded equity method income from our investment in Bass Pro prior to the date of sale as shown above.

RHAC Holdings, LLC (ResortQuest Waikiki Beach Hotel). Through a joint venture arrangement with G.O. IB-SIV US, a private real estate fund managed by DB Real Estate Opportunities Group ("IB-SIV"), we hold a 19.9% ownership interest in RHAC Holdings, LLC, which we acquired in 2005 in exchange for an initial capital contribution of $4.7 million to RHAC Holdings, LLC. Through a wholly-owned subsidiary, RHAC, LLC, RHAC Holdings LLC owns the 716-room ResortQuest Waikiki Beach Hotel and related assets located in Honolulu, Hawaii ("the Waikiki Hotel"). IB-SIV is the managing member of RHAC Holdings, LLC, but certain actions of RHAC Holdings, LLC initiated by IB-SIV require our approval as a member. In addition, under the joint venture arrangement, Aston Hotels & Resorts (recently renamed from ResortQuest Hawaii, which we formerly owned) manages the hotel under a 20-year hotel management agreement from RHAC, LLC and Aston Hotels & Resorts is responsible for the day-to-day operations of the Waikiki Hotel in accordance with RHAC, LLC's business plan.

Waipouli Holdings, LLC (ResortQuest Kauai Beach at Makaiwa Hotel). Through a joint venture arrangement with RREEF Global Opportunities Fund II, LLC, a private real estate fund managed by DB Real Estate Opportunities Group ("RREEF"), we hold an 18.1% ownership interest in Waipouli Holdings, LLC, which we acquired in 2006 in exchange for an initial capital contribution of $3.8 million to Waipouli Holdings, LLC. Through a wholly-owned subsidiary, Waipouli Owner, LLC, Waipouli Holdings, LLC owns the 311-room Kauai Hotel. RREEF is the managing member of Waipouli Holdings, LLC, but certain actions of Waipouli Holdings, LLC initiated by RREEF require our approval as a member. In addition, under the joint venture arrangement, Aston Hotels & Resorts (recently renamed from ResortQuest Hawaii, which we formerly owned) manages the hotel under a five-year hotel management agreement from Waipouli Owner, LLC and Aston Hotels & Resorts is responsible for the day-to-day operations of the Kauai Hotel in accordance with Waipouli Owner, LLC's business plan.

As more fully discussed above in "Operating Results – Impairment and other charges," we recognized a non-cash impairment charge of approximately $2.5 million during the year ended December 31, 2008 to write off our investment in Waipouli Holdings, LLC.

Gain on Extinguishment of Debt

During 2008, we repurchased $45.8 million in aggregate principal amount of our outstanding senior notes ($28.5 million of 8.00% senior notes and $17.3 million of 6.75% senior notes) for $25.6 million. After adjusting for accrued interest and deferred financing costs, we recorded a pretax gain of $19.9 million as a result of the repurchase.

Other Gains and (Losses)

Our other gains and (losses) for the year ended December 31, 2008 primarily consisted of a $1.3 million gain from the termination of certain interest rate swaps in connection with the refinancing of our $1.0 Billion Credit Facility, partially offset by other miscellaneous income and expenses.

Our other gains and (losses) for the year ended December 31, 2007 primarily consisted of a $140.3 million gain on the sale of our investment in Bass Pro Group, LLC, as well as a dividend distribution related to our investment in CBS stock and a gain on the sale of the previously utilized corporate aircraft.

Our other gains and (losses) for the year ended December 31, 2006 primarily consisted of the receipt of dividend distributions related to our investment in CBS stock and other miscellaneous income and expenses.

Provision for Income Taxes

The effective tax rate as applied to pretax income from continuing operations differed from the statutory federal rate due to the following:

	Years Ended December 31,		
	2008	2007	2006
U.S. federal statutory rate	**35%**	35%	35%
State taxes (net of federal tax benefit and change in valuation allowance)	**0%**	1%	-23%
Permanent items	**-22%**	0%	4%
Discontinued operations	**0%**	2%	27%
Other	**5%**	0%	3%
	18%	38%	46%

The decrease in our effective tax rate for the year ended December 31, 2008, as compared to our effective tax rate for the same period in 2007, was due primarily to the impact of permanent differences relative to pre-tax income for each of the respective periods.

The decrease in our effective tax rate for the year ended December 31, 2007, as compared to our effective tax rate for the same period in 2006, was due primarily to the impact of permanent differences relative to pre-tax income for each of the respective periods.

Income (Loss) from Discontinued Operations, Net of Taxes

We reflected the following businesses as discontinued operations in our financial results for the years ended December 31, 2008, 2007 and 2006, consistent with the provisions of SFAS 144. The results of operations, net of taxes (prior to their disposal where applicable), and the estimated fair value of the assets and liabilities of these businesses have been reflected in our consolidated financial statements as discontinued operations in accordance with SFAS 144 for all periods presented.

ResortQuest. During the second quarter of 2007, in a continued effort to focus on our Gaylord Hotels and Opry and Attractions businesses, we committed to a plan of disposal of our ResortQuest business. On May 31, 2007, we completed the sale of our ResortQuest Hawaii operations through the transfer of all of our equity interests in our ResortQuest Hawaii subsidiaries ("ResortQuest Hawaii") to Vacation Holdings Hawaii, Inc., an affiliated company of Interval International, for $109.1 million in cash, prior to giving effect to a purchase price adjustment based on the working capital of ResortQuest Hawaii as of the closing. We retained our 19.9% ownership interest in RHAC Holdings, LLC and our 18.1% ownership interest in Waipouli Holdings LLC, which ownership interests were excluded from this transaction. For the year-ended December 31, 2007, we recognized a pretax gain of $50.0 million in discontinued operations in the accompanying consolidated statement of operations related to the sale of ResortQuest Hawaii. In connection with the sale of ResortQuest Hawaii, we recorded pre-tax restructuring charges for employee severance benefits of $0.4 million for the year-ended December 31, 2007, all of which was included in the pre-tax gain on the sale of ResortQuest Hawaii.

On June 1, 2007, we completed the sale of the remainder of the operations of our ResortQuest subsidiary through the transfer of all of our capital stock in our ResortQuest Mainland subsidiary ("ResortQuest Mainland") to BEI-RZT Corporation, a subsidiary of Leucadia National Corporation for $35.0 million, prior to giving effect to certain purchase price adjustments, including a purchase price adjustment based on the working capital of ResortQuest Mainland as of the closing. We recognized a pretax loss of $59.5 million in discontinued operations in the accompanying consolidated statements of operations for the year-ended December 31, 2007 related to the sale of ResortQuest Mainland. In connection with the sale of ResortQuest Mainland, we recorded pre-tax restructuring charges for employee severance benefits of $0.4 million for the year-ended December 31, 2007, of which $0.3 million was included in the pretax loss on the sale of ResortQuest Mainland. We recorded pre-tax restructuring charges for employee severance benefits of $0.3 million for the year ended December 31, 2008.

We evaluated our goodwill and intangible assets with indefinite useful lives related to ResortQuest for impairment as of December 31, 2006 as described in Note 1 to the consolidated financial statements included herewith. In connection with this impairment test, we determined that the fair value of the ResortQuest trade name was less than its carrying value. As a result, we recorded an impairment charge of $12.1 million to write down the carrying value of the ResortQuest trade name to its fair value. Also in connection with the annual impairment test, we determined that the fair values of certain reporting units of ResortQuest were less than the carrying values of those reporting units, which indicated the goodwill related to those reporting units was impaired. Therefore, we recorded an impairment charge of $85.0 million to write down the carrying values of goodwill at the impaired reporting units to their implied fair values. In addition, during the fourth quarter of 2006, we indefinitely suspended the development of a new enterprise property management system for ResortQuest and determined that it was no longer probable that it would be completed and placed in service. Therefore, we recorded an impairment charge of $12.6 million to write off the system's carrying value.

Also during 2006, we received $5.3 million in cash in full settlement of our claim under our business interruption insurance policies for profits lost by ResortQuest as a result of hurricanes Ivan, Dennis and Charley. We have recorded the net recovery of $4.9 million as revenue in the results of operations of businesses accounted for as discontinued operations presented below.

The following table reflects the results of operations of businesses accounted for as discontinued operations for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	2008	2007	2006
REVENUES:			
ResortQuest	**$ -**	$ 91,229	$ 227,969
OPERATING LOSS:			
ResortQuest	**$ (354)**	$ (4,460)	$ (1,965)
Other	**-**	517	6
Impairment charges	**-**	-	(110,710)
Restructuring charges	**(262)**	(125)	(44)
Total operating loss	**(616)**	(4,068)	(112,713)
INTEREST EXPENSE, NET OF AMOUNTS CAPITALIZED	**(4)**	(17)	754
INTEREST INCOME	**-**	309	1,058
OTHER GAINS AND (LOSSES)			
ResortQuest	**159**	(9,450)	6,074
Other	**55**	-	216
Total other gains and (losses)	**214**	(9,450)	6,290
Loss before benefit for income taxes	**(406)**	(13,226)	(104,611)
BENEFIT FOR INCOME TAXES	**(161)**	(23,149)	(20,398)
(Loss) income from discontinued operations	**$ (245)**	$ 9,923	$ (84,213)

Included in other gains and (losses) in the year-ended December 31, 2008 is miscellaneous income and expenses. Included in other gains and (losses) in the year ended December 31, 2007 is a pre-tax gain of $50.0 million on the sale of ResortQuest Hawaii and a pre-tax loss of $59.5 million on the sale of ResortQuest Mainland. The remaining gains and (losses) in 2007 are primarily comprised of other miscellaneous income and expenses. Other gains and (losses) in 2006 are primarily comprised of a $5.9 million gain on the collection of a note receivable by ResortQuest that was previously considered uncollectible, gains and losses recognized on the resolution of various contingent items subsequent to the sale of certain ResortQuest markets, as well as gains and losses on the sales of fixed assets and other miscellaneous income and expense.

The benefit for income taxes for the year ended December 31, 2007 primarily relates to a permanent tax benefit recognized due to differences between book and tax basis on the sales of ResortQuest Hawaii and ResortQuest

Mainland, the Company settling certain ResortQuest issues with the Internal Revenue Service related to periods prior to the acquisition of ResortQuest, the tax effect of interest charged to ResortQuest International, Inc. during the period, and the write-off of taxable goodwill associated with the ResortQuest markets sold in this period.

Liquidity and Capital Resources

Cash Flows From Operating Activities. Cash flow from operating activities is the principal source of cash used to fund our operating expenses, interest payments on debt, and maintenance capital expenditures. During 2008, our net cash flows provided by our operating activities - continuing operations were $123.2 million, reflecting primarily our income from continuing operations before non-cash depreciation expense, amortization expense, impairment charges, income tax provision, interest expense, stock-based compensation expense, excess tax benefits from stock-based compensation, loss from unconsolidated companies, gain on extinguishment of debt, and losses on the sales of certain fixed assets of approximately $138.4 million, partially offset by unfavorable changes in working capital of approximately $15.1 million. The unfavorable changes in working capital primarily resulted from an increase in trade receivables due to the opening of Gaylord National in April 2008, an increase in interest receivable associated with the Series A Bond and Series B Bond, and a decrease in accrued expenses related to the payment of prior year accrued compensation and a decrease in accrued incentive compensation. These unfavorable changes in working capital were partially offset by an increase in accrued interest as well as an increase in deferred revenues due to increased receipts of deposits on advance bookings of hotel rooms at Gaylord Opryland, Gaylord Palms, and Gaylord Texan, and an increase in trade payables, accrued expenses, and receipts of deposits on advance bookings of hotel rooms at Gaylord National in connection with the opening of that hotel.

During 2007, our net cash flows provided by our operating activities - continuing operations were $10.5 million, reflecting primarily our income from continuing operations before non-cash depreciation expense, amortization expense, income tax benefit, interest expense, gain on the Viacom stock and CBS stock and related derivatives, stock-based compensation expense, excess tax benefits from stock-based compensation, income from unconsolidated companies, and gains on the sales of our investment in Bass Pro Group, LLC and certain fixed assets of approximately $11.9 million, partially offset by unfavorable changes in working capital of approximately $1.4 million. Our cash flows provided by income from continuing operations before the non-cash items described above were negatively impacted during the year ended December 31, 2007 by us incurring a tax liability of $99.1 million (after the application of federal and state net operating loss carryforwards and federal credit carryforwards), which primarily resulted from the net impact of the taxable gains we recognized upon maturity of our secured forward exchange contract and on the sales of our ResortQuest business and our investment in Bass Pro Group, LLC. The unfavorable changes in working capital primarily resulted from an increase in prepaid expenses at Gaylord National due to deposits made for purchases of furniture, fixtures, and equipment and other capital assets for the hotel, as well as an increase in other receivables as a result of the timing of our estimated federal tax payment. These unfavorable changes in working capital were partially offset by a net decrease in trade receivables primarily due to a change in the timing of guest lodging versus payments received at our hotels, as well as an increase in receipts of deposits on advance bookings of hotel rooms at Gaylord Opryland, Gaylord Palms, and Gaylord National.

During 2006, our net cash flows provided by our operating activities - continuing operations were $107.2 million, reflecting primarily our income from continuing operations before non-cash depreciation expense, amortization expense, income tax provision, interest expense, gain on the Viacom stock and CBS stock and related derivatives, stock-based compensation expense, excess tax benefits from stock-based compensation, income from unconsolidated companies, dividends received from unconsolidated companies, and losses on sales of certain fixed assets of approximately $91.1 million, as well as favorable changes in working capital of approximately $16.1 million. The favorable changes in working capital primarily resulted from the timing of payment of various liabilities, including accounts payable, interest, taxes, incentive compensation, and other compensation. These favorable changes in working capital were partially offset by an increase in trade receivables due to a change in the timing of guest lodging versus payments received at our hotels, as well as a decrease in receipts of deposits on advance bookings of hotel rooms at Gaylord Opryland and Gaylord Texan.

Cash Flows From Investing Activities. During 2008, our primary uses of funds and investing activities were the purchase of property and equipment totaling $395.2 million. Our capital expenditures during 2008 included construction at Gaylord National of $327.2 million, as well as $32.9 million at Gaylord Opryland, primarily to refurbish guestrooms and renovate certain food and beverage outlets.

During 2007, our primary uses of funds and investing activities were the purchase of property and equipment totaling $578.8 million. Our capital expenditures during 2007 included construction at Gaylord National of $499.3 million, as well as $48.2 million to refurbish guestrooms and renovate certain food and beverage outlets at Gaylord Opryland. During the year-ended December 31, 2007, we also paid a $10.0 million deposit on the potential purchase of Westin La Cantera Resort, and received net cash proceeds of $221.5 million from the sale of our investment in Bass Pro Group, LLC and $5.1 million from the sales of certain fixed assets. Our net cash flows provided by investing activities — discontinued operations for the year-ended December 31, 2007 primarily consist of cash proceeds received from the sale of discontinued operations.

During 2006, our primary uses of funds and investing activities were the purchase of property and equipment totaling $282.0 million. Our capital expenditures during 2006 included construction at Gaylord National of $208.3 million, approximately $26.8 million at Gaylord Texan primarily related to the construction of the new Glass Cactus entertainment complex and the acquisition of a parcel of land adjacent to the hotel, and approximately $26.0 million at Gaylord Opryland primarily related to a room refurbishment project.

Cash Flows From Financing Activities. Our cash flows from financing activities reflect primarily the issuance of debt and the repayment of long-term debt. During 2008, our net cash flows provided by financing activities – continuing operations were $268.6 million, primarily reflecting $324.5 million in net borrowings under our credit facility, partially offset by the payment of $25.6 million to repurchase portions of our senior notes, the payment of $20.0 million to repurchase shares of our common stock and the payment of $10.8 million in deferred financing costs to refinance our $1.0 billion credit facility. During 2007, our net cash flows provided by financing activities – continuing operations were $231.7 million, reflecting $223.0 million in net borrowings under the $1.0 billion credit facility and $12.6 million in proceeds received from the exercise of stock options, partially offset by the payment of $4.0 million in deferred financing costs to refinance our $600.0 million credit facility. During 2006, our net cash flows provided by financing activities – continuing operations were $168.8 million, reflecting $155.0 million of borrowings under the $600.0 million credit facility and $13.0 million in proceeds received from the exercise of stock options.

Working Capital

As of December 31, 2008 we had total current assets of $108.6 million and total current liabilities of $173.0 million, which resulted in a working capital deficit of $64.4 million. A significant portion of our current liabilities consist of deferred revenues ($45.3 million at December 31, 2008), which primarily represent deposits received on advance bookings of hotel rooms. These deferred revenue liabilities do not require future cash payments by us. As a result, we believe our current assets, cash flows from operating activities and availability under our $1.0 billion credit facility will be sufficient to repay our current liabilities as they become due.

Liquidity

As further described above, we anticipate investing in our operations during 2009 through ongoing maintenance capital expenditures for our existing properties, and certain start-up costs, such as design drawings, associated with our proposed development in Mesa, Arizona and the possible expansion that we are considering of our other existing hotel properties. We intend to use proceeds of our $1.0 billion credit facility, cash flow from operations, and proceeds of tax increment financing to fund these expenditures. We will continue to evaluate these development projects and related financing alternatives in light of economic conditions and other factors. We are unable to predict at this time when we might make commitments or commence construction related to the proposed development in Mesa, Arizona or our proposed expansions. Furthermore, we do not anticipate making significant capital expenditures on the development in Mesa, Arizona or the proposed expansions during 2009. As further discussed below, on July 25, 2008 we refinanced our $1.0 billion credit facility, which now matures on July 25, 2012.

Principal Debt Agreements

$1.0 Billion Credit Facility. Through July 24, 2008, we had in place an Amended and Restated Credit Agreement by and among the Company, certain subsidiaries of the Company party thereto, as guarantors, the lenders party thereto and Bank of America, N.A., as administrative agent. The $1.0 billion amended and restated credit facility (the "$1.0 Billion Credit Facility") was effective March 23, 2007 and represented an increase of our previous $600.0 million credit facility.

The $1.0 Billion Credit Facility consisted of the following components: (a) a $300.0 million senior secured revolving credit facility, which included a $50.0 million letter of credit sublimit and a $30.0 million sublimit for swingline loans, and (b) a $700.0 million senior secured delayed draw term loan facility, which could be drawn on in one or more advances during its term. The revolving loan, letters of credit and term loan were set to mature on March 9, 2010. At our election, the revolving loans and the term loans bore interest at an annual rate of LIBOR plus an applicable margin ranging from 1.25% to 1.75% or the lending banks' base rate plus an applicable margin ranging from 0.00% to 0.50%, subject to adjustments based on our borrowing base leverage. Interest on our borrowings was payable quarterly, in arrears, for base rate loans and at the end of each interest rate period for LIBOR rate-based loans. Principal was payable in full at maturity. We were required to pay a commitment fee ranging from 0.125% to 0.35% per year of the average unused portion of the $1.0 Billion Credit Facility.

On July 25, 2008, we refinanced our $1.0 Billion Credit Facility by entering into a Second Amended and Restated Credit Agreement (the "New $1.0 Billion Credit Facility") by and among the Company, certain subsidiaries of the Company party thereto, as guarantors, the lenders party thereto and Bank of America, N.A., as administrative agent. The New $1.0 Billion Credit Facility consists of the following components: (a) $300.0 million senior secured revolving credit facility, which includes a $50.0 million letter of credit sublimit and a $30.0 million sublimit for swingline loans, and (b) a $700.0 million senior secured term loan facility. The term loan facility was fully funded at closing. The New $1.0 Billion Credit Facility also includes an accordion feature that will allow us to increase the New $1.0 Billion Credit Facility credit facility by a total of up to $400.0 million in no more than three occasions, subject to securing additional commitments from existing lenders or new lending institutions. The revolving loan, letters of credit, and term loan mature on July 25, 2012. At our election, the revolving loans and the term loans will bear interest at an annual rate of LIBOR plus 2.50% or a base rate (the higher of the lead bank's prime rate and the federal funds rate) plus 0.50%. We have also entered into interest rate swaps with respect to $500.0 million aggregate principal amount of borrowings under the term loan portion to convert the variable rate on these borrowings to a fixed weighted average interest rate of 3.94% plus the applicable margin on these borrowings during the term of the swap agreements. Interest on our borrowings is payable quarterly, in arrears, for base rate loans and at the end of each interest rate period for LIBOR rate-based loans. Principal is payable in full at maturity. We will be required to pay a commitment fee of 0.25% per year of the average unused portion of the New $1.0 Billion Credit Facility.

The purpose of the New $1.0 Billion Credit Facility is for working capital, capital expenditures, the financing of the remaining costs and expenses related to the construction of the Gaylord National hotel, and other corporate purposes.

The New $1.0 Billion Credit Facility is (i) secured by a first mortgage and lien on the real property and related personal and intellectual property of our Gaylord Opryland hotel, Gaylord Texan hotel, Gaylord Palms hotel and Gaylord National hotel, and pledges of equity interests in the entities that own such properties and (ii) guaranteed by each of the four wholly owned subsidiaries that own the four hotels. Advances are subject to a 55% borrowing base, based on the appraisal value of the hotel properties (reduced to 50% in the event a hotel property is sold).

In addition, the New $1.0 Billion Credit Facility contains certain covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The material financial covenants, ratios or tests contained in the New $1.0 Billion Credit Facility are as follows:

- We must maintain a consolidated funded indebtedness to total asset value ratio as of the end of each calendar quarter of not more than 65%.

- We must maintain a consolidated tangible net worth of not less than the sum of $600.0 million, increased on a cumulative basis as of the end of each calendar quarter, commencing with the calendar quarter ending March 31, 2005, by an amount equal to (i) 75% of consolidated net income (to the extent positive) for the calendar quarter then ended, plus (ii) 75% of the proceeds received by us or any of the our subsidiaries in connection with any equity issuance.

- We must maintain a minimum consolidated fixed charge coverage ratio, as defined in the agreement, of not less than 2.00 to 1.00.

- We must maintain an implied debt service coverage ratio (the ratio of adjusted net operating income to monthly principal and interest that would be required if the outstanding balance were amortized over 25 years at an assumed fixed rate) of not less than 1.60 to 1.00.

If an event of default shall occur and be continuing under the New $1.0 Billion Credit Facility, the commitments under the New $1.0 Billion Credit Facility may be terminated and the principal amount outstanding under the New $1.0 Billion Credit Facility, together with all accrued unpaid interest and other amounts owing in respect thereof, may be declared immediately due and payable. The New $1.0 Billion Credit Facility is cross-defaulted to our other indebtedness.

As a result of the refinancing of the $1.0 Billion Credit Facility, as described below, we wrote off $1.3 million of deferred financing costs, which is included in interest expense in the accompanying consolidated statement of operations for the year ended December 31, 2008.

As of December 31, 2008, $722.5 million of borrowings were outstanding under the $1.0 Billion Credit Facility, and the lending banks had issued $10.3 million of letters of credit under the facility for us, which left $267.2 million of availability under the credit facility (subject to the satisfaction of debt incurrence tests under the indentures governing our senior notes).

8% Senior Notes. On November 12, 2003, we completed our offering of $350 million in aggregate principal amount of senior notes bearing an interest rate of 8% (the "8% Senior Notes"). We have also entered into interest rate swaps with respect to $125 million principal amount of the 8% Senior Notes which results in an effective interest rate of LIBOR plus 2.95% with respect to that portion of the notes. The 8% Senior Notes, which mature on November 15, 2013, bear interest semi-annually in cash in arrears on May 15 and November 15 of each year, starting on May 15, 2004. The 8% Senior Notes are redeemable, in whole or in part, at any time on or after November 15, 2008 at a designated redemption amount, plus accrued and unpaid interest. The 8% Senior Notes rank equally in right of payment with our other unsecured unsubordinated debt, but are effectively subordinated to all of our secured debt to the extent of the assets securing such debt. The 8% Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by generally all of our active domestic subsidiaries. In connection with the offering and subsequent registration of the 8% Senior Notes, we paid approximately $10.1 million in deferred financing costs. In addition, the 8% Senior Notes indenture contains certain covenants which, among other things, limit the incurrence of additional indebtedness (including additional indebtedness under the term loan portion of our senior secured credit facility), investments, dividends, transactions with affiliates, asset sales, capital expenditures, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The 8% Senior Notes are cross-defaulted to our other indebtedness.

6.75% Senior Notes. On November 30, 2004, we completed our offering of $225 million in aggregate principal amount of senior notes bearing an interest rate of 6.75% (the "6.75% Senior Notes"). The 6.75% Senior Notes, which mature on November 15, 2014, bear interest semi-annually in cash in arrears on May 15 and November 15 of each year, starting on May 15, 2005. The 6.75% Senior Notes are redeemable, in whole or in part, at any time on or after November 15, 2009 at a designated redemption amount, plus accrued and unpaid interest. The 6.75% Senior Notes rank equally in right of payment with our other unsecured unsubordinated debt, but are effectively subordinated to all of our secured debt to the extent of the assets securing such debt. The 6.75% Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by generally all of our active domestic subsidiaries. In connection with the offering of the 6.75% Senior Notes, we paid approximately $4.2 million in deferred financing costs. In addition, the 6.75% Senior Notes indenture contains certain covenants which, among other things, limit the incurrence of additional indebtedness (including additional indebtedness under the term loan portion of our senior secured credit facility), investments, dividends, transactions with affiliates, asset sales, capital expenditures, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The 6.75% Senior Notes are cross-defaulted to our other indebtedness.

During 2008, we repurchased $28.5 million of our 8.00% Senior Notes and $17.3 million of our 6.75% Senior Notes for $25.6 million. After adjusting for accrued interest and deferred financing costs, we recorded a pretax gain of $19.9 million as a result of the repurchase. During January and February, 2009, we repurchased $38.8 million of our 8.00% Senior Notes and $10.0 million of our 6.75% Senior Notes for $33.1 million. After adjusting for accrued interest and deferred financing costs, we will record a pretax gain of $11.0 million as a result of the repurchase during the first quarter of 2009. We used available cash and borrowings under our revolving credit facility to finance the purchases and intend to consider additional repurchases of our senior notes from time to time depending on market conditions.

As of December 31, 2008, we were in compliance with all covenants related to our outstanding debt.

Stock Repurchase Program

During the first quarter of the year ended December 31, 2008, we repurchased 656,700 shares of our common stock at a weighted average purchase price of $30.42 per share.

Future Developments

As described in "Development Update" above, we are considering other potential hotel sites throughout the country, including Mesa, Arizona.

Off-Balance Sheet Arrangements

As described in Note 6 to our consolidated financial statements included herein, we have investments in two unconsolidated entities, each of which owns a hotel located in Hawaii. Our joint venture partner in each of these unconsolidated entities has guaranteed, under certain circumstances, certain loans made to wholly-owned subsidiaries of each of these entities, and we have agreed to contribute to these joint venture partners our pro rata share of any payments under such guarantees required to be made by such joint venture partners. In addition, we enter into commitments under letters of credit, primarily for the purpose of securing our deductible obligations with our workers' compensation insurers, and lending banks under our credit facility had issued $10.3 million of letters of credit as of December 31, 2008 for us. Except as set forth above, we do not have any off-balance sheet arrangements.

Commitments and Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2008, including long-term debt and operating and capital lease commitments (amounts in thousands):

Contractual obligations	Total amounts committed	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt	$ 1,251,659	$ -	$ -	$ 1,043,959	$ 207,700
Capital leases	3,007	904	1,821	282	-
Promissory note payable to Nashville Predators	2,000	1,000	1,000	-	-
Construction commitments	37,369	37,369	-	-	-
Operating leases (1)	664,274	6,757	11,377	8,755	637,385
Other	250	250	-	-	-
Total contractual obligations	$ 1,958,559	$ 46,280	$ 14,198	$ 1,052,996	$ 845,085

(1) The total operating lease commitments of $664.3 million above includes the 75-year operating lease agreement we entered into during 1999 for 65.3 acres of land located in Osceola County, Florida where Gaylord Palms is located.

The cash obligations in the table above do not include future cash obligations for interest associated with our outstanding long-term debt, capital lease obligations, and promissory note payable to Nashville Predators. See "Supplemental Cash Flow Information" in Note 1 to our consolidated financial statements included herewith for a discussion of the interest we paid during 2008, 2007 and 2006.

Due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits at December 31, 2008, we can not make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authority. Therefore, $13.1 million of unrecognized tax benefits have been excluded from the contractual obligations table above.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. Accounting estimates are an integral part of the preparation of the consolidated financial statements and the financial reporting process and are based upon current judgments. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Certain accounting estimates are particularly sensitive because of their complexity and the possibility that future events affecting them may differ materially from our current judgments and estimates.

This listing of critical accounting policies is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment regarding accounting policy. We believe that of our significant accounting policies, which are
discussed in Note 1 to the consolidated financial statements included herein, the following may involve a higher degree of judgment and complexity.

Revenue recognition. We recognize revenue from our hotel rooms as earned on the close of business each day and from concessions and food and beverage sales at the time of the sale. Revenues from other services at our hotels, such as spa, parking, and transportation services are recognized at the time services are provided. Attrition fees, which are charged to groups when they do not fulfill the minimum number of room nights or minimum food and beverage spending requirements originally contracted for, as well as cancellation fees, are recognized as revenue in the period they are collected. We recognize revenues from the Opry and Attractions segment when services are provided or goods are shipped, as applicable.

Impairment of long-lived assets and goodwill. In accounting for our long-lived assets other than goodwill, we apply the provisions of SFAS 144. Under SFAS 144, we assess our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets or asset group may not be recoverable. Recoverability of long-lived assets that will continue to be used is measured by comparing the carrying amount of the asset or asset group to the related total future undiscounted net cash flows. If an asset or asset group's carrying value is not recoverable through those cash flows, the asset group is considered to be impaired. The impairment is measured by the difference between the assets' carrying amount and their fair value, which is estimated using discounted cash flow analyses that utilize comprehensive cash flow projections, as well as observable market data to the extent available. During the fourth quarter of 2008, the market price per share of our common stock traded below its book value per share, which is a possible indicator that our long lived assets may not be recoverable. Our long-lived assets are primarily comprised of property and equipment assets at Gaylord Opryland, Gaylord Palms, Gaylord Texan, and Gaylord National. Therefore, in order to determine whether the carrying value of our long-lived assets was recoverable, we compared the carrying value of these hotels to their total future undiscounted cash flows and noted that their carrying value was recoverable from these cash flows. Based on the results of these impairment reviews, we concluded that our long-lived assets were not impaired, so no impairment charges on long-lived assets were recorded for the year ended December 31, 2008.

In accounting for goodwill and intangible assets, we apply the provisions of SFAS No. 141, "*Business Combinations*" and SFAS 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142"). Under SFAS 142, goodwill and other intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually and whenever events or circumstances occur indicating that these intangibles may be impaired. Our reporting units are determined in accordance with SFAS 142. We allocate goodwill to reporting units by comparing the fair value of each reporting unit identified to the total fair value of the acquired company on the acquisition date. We perform our review of goodwill for impairment by comparing the carrying value of the applicable reporting unit to the fair value of the reporting unit. We estimate fair value using discounted cash flow analyses that utilize comprehensive cash flow projections, as well as observable market data to the extent available. If the fair value is less than the carrying value, we measure potential impairment by allocating the fair value of the reporting unit to the tangible assets and liabilities of the reporting unit in a manner similar to a business combination purchase price allocation. The remaining fair value of the reporting unit after assigning fair values to all of the reporting unit's assets and liabilities represents the implied fair value of goodwill of the reporting unit. The impairment is measured by the difference between the carrying value of goodwill and the implied fair value of goodwill. At December 31, 2008, the carrying amount of the Company's goodwill was $6.9 million and is associated with one reporting unit within its Opry and Attractions segment. The fair value of this reporting unit was estimated by using a discounted cash flow analysis that utilized comprehensive cash flow projections, as well as assumptions based on observable market data to the extent available. The discount rate utilized in this analysis was estimated based on market-based estimates of capital costs and discount rates adjusted for management's assessment of a market participant's view of risks associated with the projected cash flows of the reporting unit. Based on the results of this annual impairment review at December 31, 2008, no impairment charges on goodwill were recorded for the year ended December 31, 2008.

Stock-based compensation. We account for stock-based compensation in accordance with SFAS No. 123R, "*Share-Based Payment*" ("SFAS 123R"). In accordance with SFAS 123R, we record compensation expense equal to the fair value of each stock option award granted on a straight line basis over the option's vesting period unless the stock option award contains a market provision, in which case we record compensation expense equal to the fair value of each award on a straight-line basis over the requisite service period for each separately vesting portion of the award. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing formula, which requires various judgmental assumptions including expected volatility, expected term, expected dividend rate, and expected risk-free rate of return. Expected volatilities are based on the historical volatility of our stock. We use historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. If any of the assumptions used in the Black-Scholes-Merton option pricing formula change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. The assumptions for expected volatility and expected term are the two assumptions that significantly affect the grant date fair value. The expected dividend rate and expected risk-free rate of return are not significant to the calculation of fair value.

Derivative financial instruments. We utilize derivative financial instruments to reduce interest rate risks and to manage risk exposure to changes in the value of certain owned marketable securities and the prices at which we purchase natural gas and electricity for our hotels. We record derivatives in accordance with SFAS 133, which was subsequently amended by SFAS No. 138, "*Accounting for Certain Derivative Instruments and Certain Hedging Activities-an amendment of FASB Statement No. 133.*" SFAS 133, as amended, established accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires all derivatives to be recognized in the statement of financial position and to be measured at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting.

The derivative assets and liabilities held by us at December 31, 2008 include variable to fixed interest rate swaps, fixed to variable interest rate swaps and variable to fixed natural gas price swaps. The variable to fixed interest rate swaps and variable to fixed natural gas price swaps have been designated as cash flow hedges. Therefore, the Company records the fair value of these derivatives as a derivative asset or liability, with the offset applied to other comprehensive income, net of applicable income taxes. Any gain or loss is reclassified from other comprehensive income and recognized in earnings in the same period or periods in which the hedged transaction affects earnings. As of December 31, 2008, the fair value of the variable to fixed interest rate swap and variable to fixed natural price swap were liabilities of $28.5 million and $1.6 million, respectively. The fixed to variable interest rate swap has been designated as a fair value hedge. Therefore, the Company records the fair value of this derivative as a derivative asset or liability, with the corresponding offset applied to the carrying value of the 8.00% Senior Notes. As of December 31, 2008, the fair value of the fixed to variable rate swap was an asset of $6.2 million. We determine the fair values of our derivative assets and liabilities based on dealer quotes, with appropriate adjustments for any significant impact of non-performance risk of the parties to the contracts. The key input used to determine the fair value of our variable to fixed interest rate swaps and our fixed to variable interest rate swaps was changes in LIBOR interest rates. The key input used to determine the fair value of our variable to fixed natural gas price swaps was the forward price of natural gas futures contracts for delivery at the Henry Hub as of December 31, 2008 as quoted on the New York Mercantile Exchange.

We believe it is unlikely that materially different estimates for the fair value of financial derivative instruments would be made or reported based on other reasonable assumptions or conditions suggested by actual historical experience and other data available at the time the estimates were made.

Prior to its maturity during the second quarter of 2007, we also held a secured forward exchange contract with respect to 5,468,950 shares of Viacom stock and 5,468,950 shares of CBS stock.

Income taxes. We account for income taxes in accordance with SFAS No. 109, "*Accounting for Income Taxes.*" Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, the provision for taxes is increased by recording a reserve, in the form of a valuation allowance, against the estimated deferred tax assets that will not ultimately be recoverable.

We have state net operating loss carryforwards for which management believes it is more-likely-than-not that future taxable income will be sufficient to realize the recorded deferred tax assets. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies, which involve estimates and uncertainties, in making this assessment. Projected future taxable income is based on management's forecast of our operating results. Management periodically reviews such forecasts in comparison with actual results and expected trends. We have established valuation allowances for deferred tax assets primarily associated with certain subsidiaries with state operating loss carryforwards. At December 31, 2008, we had state net operating loss carryforwards of $392.5 million resulting in a deferred tax benefit of $16.2 million. A valuation allowance of $8.2 million has been provided for certain state deferred tax assets, including loss carryforwards, as of December 31, 2008. In the event management determines that sufficient future taxable income, in light of tax planning strategies, may not be generated to fully recover net deferred tax assets, we will be required to adjust our deferred tax valuation allowance in the period in which we determine recovery is not probable.

In addition, we must deal with uncertainties in the application of complex tax regulations in the calculation of tax liabilities and are subject to routine income tax audits. We apply the interpretations prescribed by FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48"), in accounting for the uncertainty in income taxes recognized in our consolidated financial statements. FIN 48 provides guidance for the recognition and measurement in financial statements for uncertain tax positions taken or expected to be taken in a tax return. In accordance with FIN 48, we provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. We make this assessment based on only the technical merits of the tax position. The technical merits of a tax position derive from both statutory and judicial authority (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax position. If a tax position does not meet the more likely than not recognition threshold, the benefit of that position is not recognized in the financial statements and a liability for unrecognized tax benefits is established. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax benefit recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate resolution with a taxing authority. To the extent that we prevail in matters for which a liability for an unrecognized tax benefit is established or are required to pay amounts in excess of the liability established, our effective tax rate in a given financial statement period may be affected.

Retirement and postretirement benefits other than pension plans. The costs and obligations of our retirement and postretirement benefits other than pension plans recognized in our consolidated financial statements are determined from actuarial valuations, which are dependent on significant assumptions, judgments, and estimates. These assumptions, judgments, and estimates, which include discount rates at which the liabilities could be settled at the measurement date, expected return on plan assets, mortality rates, and health care cost trend rates, are evaluated at each annual measurement date. In accordance with generally accepted accounting principles, actual results that differ from these assumptions, judgments, and estimates are accumulated and amortized over future periods and, therefore, affect expense recognized and obligations recorded in future periods.

The discount rate utilized for determining future benefit obligations is based on the market rate of a broad-based index of high-quality bonds receiving an AA- or better rating from a recognized rating agency on our annual measurement date that is matched to the future expected cash flows of the benefit plans by annual periods. The resulting discount rate remained stable at 6.30% as of December 31, 2008 and September 30, 2007 for the retirement plan and decreased from 6.3% at September 30, 2007 to 6.1% at December 31, 2008 for the postretirement benefit other than pension plan.

We determine the expected return on plan assets based on our estimate of the return that plan assets will provide over the period that benefits are expected to be paid out. In preparing this estimate, we assess the rates of return on each targeted allocation of plan assets, return premiums generated by portfolio management, and by a comparison to rates used by other companies. The expected return on plan assets is a long-term assumption and generally does not significantly change annually. The expected return on plan assets assumption used for determining net periodic pension expense for 2008 and 2007 was 8.0%. Actual return on plan assets for 2008 was a loss of 24.6% due to the recent decline in the global stock markets, and our historical actual return averaged 1.8% for the ten-year period ended December 31, 2008. In the future, we may make additional discretionary contributions to the plan or we could be required to make mandatory cash funding payments.

The mortality rate assumption used for determining future benefit obligations as of December 31, 2008 and 2007 was based on the RP 2000 Combined Mortality Tables. In estimating the health care cost trend rate, we consider our actual health care cost experience, industry trends, and advice from our third-party actuary. We assume that the relative increase in health care costs will generally trend downward over the next several years, reflecting assumed increases in efficiency in the health care system and industry-wide cost containment initiatives.

While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and postretirement benefit obligations and expense. For example, holding all other assumptions constant, a 1% increase or decrease in the assumed discount rate related to the retirement plan would decrease or increase 2008 net periodic pension expense by approximately $0.9 million and $1.0 million, respectively. Likewise, a 1% increase or decrease in the assumed rate of return on plan assets would decrease or increase, respectively, 2008 net periodic pension expense by approximately $0.6 million.

A 1% increase or decrease in the assumed discount rate related to the postretirement benefit plan would increase or decrease, respectively, the aggregate of the service and interest cost components of 2008 net postretirement benefit expense by approximately $28,000 and $49,000, respectively. Finally, a 1% increase or decrease in the assumed health care cost trend rate each year would increase or decrease, respectively, the aggregate of the service and interest cost components of 2008 net postretirement benefit expense by $0.2 million and $0.1 million, respectively.

Legal Contingencies. We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. We record an accrual for loss contingencies when a loss is probable and the amount of the loss can be reasonably estimated. We review these accruals each reporting period and make revisions based on changes in facts and circumstances.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. We adopted the provisions of this statement during the first quarter of 2008. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "*Effective Date of FASB Statement No. 157,*" which provides a one year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, we adopted the provisions of SFAS 157 with respect to our financial assets and liabilities only. We will adopt the provisions of SFAS 157 with respect to our non-financial assets and non-financial liabilities in the first quarter of 2009. The adoption of this statement with respect to our financial assets and liabilities did not have a material impact on our consolidated results of operations and financial condition and we do not expect the adoption of this statement with respect to our non-financial assets and non-financial liabilities to have a material impact on our consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106, and 132(R)*" ("SFAS 158"). SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, "postretirement benefit plans") to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. On December 31, 2006, we adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 on our financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. SFAS 158's provisions regarding the change in the measurement date of postretirement benefit plans is effective for fiscal years ending after December 15, 2008. We adopted the measurement date provision for the fiscal year ending December 31, 2008. The adoption of SFAS 158 did not have a material impact on our consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment to FASB Statement No. 115,*" which permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. The fair value option (i) may be applied instrument by instrument, with certain exceptions, (ii) is irrevocable (unless a new election date occurs) and (iii) is applied only to entire instruments and not to portions of instruments. We adopted the provisions of this statement beginning in the first quarter of 2008. We have elected not to apply the fair value option to any of our financial instruments, so the adoption of this statement did not have a material impact on our consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), *"Business Combinations"* ("SFAS 141(R)"). SFAS 141(R) replaces SFAS No. 141, *"Business Combinations"* ("SFAS 141"), and applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141(R) requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. SFAS 141(R) requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under SFAS 141. Under SFAS No. 141(R), the requirements of SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities,"* would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, no amounts should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of SFAS No. 5, *"Accounting for Contingencies."* This statement is effective prospectively, except for certain retrospective adjustments to deferred tax balances, for fiscal years beginning after December 15, 2008. We will adopt the provisions of this statement in the first quarter of 2009. We are assessing the potential impact of this statement on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133"* ("SFAS 161"). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008. We will adopt the provisions of this statement in the first quarter of 2009, and we do not expect the adoption of SFAS 161 to have a material impact on our consolidated financial position or results of operations.

In November 2008, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 08-6, *Accounting for Equity Method Investments*" ("EITF 08-6"). EITF 08-6 concludes that an equity method investment should be recognized by using a cost accumulation model. In addition, equity method investments as a whole should be assessed for other-than-temporary impairment. This consensus is effective for fiscal years beginning after December 15, 2008. We will adopt the provisions of this statement beginning in the first quarter of 2009, and we do not expect the adoption of EITF 08-6 to have a material impact on our consolidated financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposures to market risk are from changes in interest rates, natural gas prices and asset values of investments that fund our pension plan.

Risk Related to Changes in Interest Rates

Interest rate risk related to our indebtedness. We have exposure to interest rate changes primarily relating to outstanding indebtedness under our 8% Senior Notes and our $1.0 Billion Credit Facility.

In conjunction with our offering of the 8% Senior Notes, we entered into an interest rate swap with respect to $125 million aggregate principal amount of our 8% Senior Notes. This interest rate swap, which has a term of ten years, effectively adjusts the interest rate of that portion of the 8% Senior Notes to LIBOR plus 2.95%. The interest rate swap on the 8% Senior Notes is deemed effective and therefore the hedge has been treated as an effective fair value hedge under SFAS 133. If LIBOR were to increase by 100 basis points, our annual interest cost on the 8% Senior Notes would increase by approximately $1.3 million.

Prior to its refinancing on July 25, 2008, borrowings outstanding under our $1.0 Billion Credit Facility bore interest at an annual rate at our election of either LIBOR plus an applicable margin ranging from 1.25% to 1.75% or the lending banks' base rate plus an applicable margin ranging from 0.00% to 0.50%, subject to adjustments based on our borrowing base leverage. On February 26, 2008, we entered into a series of forward-starting interest rate swaps to convert the variable rate on $403.0 million aggregate principal amount of borrowings under the delayed draw term loan portion of our $1.0 Billion Credit Facility to a fixed rate. These interest rate swaps, which were scheduled to expire on various dates through March 9, 2010, effectively adjusted the variable interest rate on those borrowings to a fixed weighted average interest rate of 2.98% plus the applicable margin on these borrowings during the term of the swap agreements. These interest rate swaps were deemed effective and therefore the hedges were treated as effective cash flow hedges under SFAS 133. In connection with refinancing the $1.0 Billion Credit Facility, we terminated these variable to fixed interest rate swaps in July 2008.

Subsequent to its refinancing on July 25, 2008, borrowings outstanding under our New $1.0 Billion Credit Facility bear interest at an annual rate at our election of either LIBOR plus 2.50% or a base rate (the higher of the lead bank's prime rate and the federal funds rate) plus 0.50%. In connection with the refinancing of the $1.0 Billion Credit Facility, we entered into a new series of forward-starting interest rate swaps to effectively convert the variable rate on $500.0 million aggregate principal amount of borrowings under the term loan portion of our new $1.0 Billion Credit Facility to a fixed rate. These interest rate swaps, which expire on various dates through July 25, 2011, effectively adjust the variable interest rate on those borrowings to a fixed weighted average interest rate of 3.94% plus the applicable margin on these borrowings during the term of the swap agreements. These interest rate swaps are deemed effective and therefore the hedges have been treated as effective cash flow hedges under SFAS 133.

If LIBOR were to increase by 100 basis points, our annual interest cost on the remaining $222.5 million in borrowings outstanding under our $1.0 Billion Credit Facility as of December 31, 2008 would increase by approximately $2.2 million.

Cash Balances. Certain of our outstanding cash balances are occasionally invested overnight with high credit quality financial institutions. We do not have significant exposure to changing interest rates on invested cash at December 31, 2008. As a result, the interest rate market risk implicit in these investments at December 31, 2008, if any, is low.

Risk Related to Changes in Natural Gas Prices

As of December 31, 2008, we held variable to fixed natural gas price swaps with respect to the purchase of approximately 511,000 dekatherms of natural gas in order to fix the prices at which we purchase that volume of natural gas for our hotels. These natural gas price swaps, which have remaining terms of up to six months, effectively adjusts the price on that volume of purchases of natural gas to a weighted average price of $8.96 per dekatherm. These natural gas price swaps are deemed effective, and, therefore, the hedges have been treated as an effective cash flow hedge under SFAS 133. If the forward price of natural gas futures contracts for delivery at the Henry Hub as of December 31, 2008 as quoted on the New York Mercantile Exchange was to increase or decrease by 10%, the derivative liability associated with the fair value of our natural gas swaps outstanding as of December 31, 2008 would have decreased or increased by $0.3 million.

Risk Related to Changes in Asset Values that Fund our Pension Plans

The expected rates of return on the assets that fund our defined benefit pension plan are based on the asset allocation of the plan and the long-term projected return on those assets, which represent a diversified mix of equity securities, fixed income securities and cash. As of December 31, 2008, the value of the investments in the pension fund was $44.5 million, and an immediate ten percent decrease in the value of the investments in the fund would have reduced the value of the fund by approximately $4.4 million.

Risk Related to Foreign Currency Exchange Rates

Substantially all of our revenues are realized in U.S. dollars and are from customers in the United States. Therefore, we do not believe we have any significant foreign currency exchange rate risk. We do not hedge against foreign currency exchange rate changes and do not speculate on the future direction of foreign currencies.

Summary

Based upon our overall market risk exposures at December 31, 2008, we believe that the effects of changes in interest rates, natural gas prices and asset values of investments that fund our pension plan could be material to our consolidated financial position, results of operations or cash flows. However, we are no longer exposed to the risks associated with changes in the price of Viacom stock and CBS stock, and we believe that the effects of fluctuations in foreign currency exchange rates on our consolidated financial position, results of operations or cash flows would not be material.

Forward-Looking Statements

This report contains statements with respect to the Company's beliefs and expectations of the outcomes of future events that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, including, without limitation, the factors set forth under the caption "Risk Factors." Forward-looking statements include discussions regarding the Company's operating strategy, strategic plan, hotel development strategy, industry and economic conditions, financial condition, liquidity and capital resources, and results of operations. You can identify these statements by forward-looking words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," and similar expressions. Although we believe that the plans, objectives, expectations and prospects reflected in or suggested by our forward-looking statements are reasonable, those statements involve uncertainties and risks, and we cannot assure you that our plans, objectives, expectations and prospects will be achieved. Our actual results could differ materially from the results anticipated by the forward-looking statements as a result of many known and unknown factors, including, but not limited to, those contained in "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and elsewhere in this report. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. The Company does not undertake any obligation to update or to release publicly any revisions to forward-looking statements contained in this report to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events.

RISK FACTORS

You should carefully consider the following specific risk factors as well as the other information contained or incorporated by reference in this Annual Report as these are important factors, among others, that could cause our actual results to differ from our expected or historical results. It is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete statement of all our potential risks or uncertainties. Some statements in this Annual Report are "forward-looking statements" and are qualified by the cautionary language regarding such statements. See "Forward-Looking Statements" above.

The current slowdown in the lodging industry and the economy generally will continue to impact our financial results and growth.

In 2009, our operations, financial results and growth are expected to be adversely affected by general economic conditions, weak hospitality demand and constraints on availability of financing. Recessionary conditions in the national economy have resulted in economic pressures on the hospitality industry generally, and on our Company's operations and expansion plans. In recent quarters, we have experienced declines in hotel occupancy, weakness in future bookings by our core large group customers, lower spending levels by groups, increased cancellation levels and increased attrition levels, which represents groups not fulfilling the minimum number of room nights originally contracted for. We believe corporate customers in particular are delaying meetings and events and seeking to minimize spending. While we have re-focused our marketing efforts on booking rooms in 2009 and 2010, rather than later years, there can be no assurance that we can achieve acceptable occupancy and revenue levels during continued periods of economic distress, in light of decreased demand. We believe that our contracts with our group customers (which generally require minimum levels of rooms revenue and banquet and catering revenues) provide a level of protection against the effects of these increased levels of attrition. There can be no assurance, however, that we will succeed in contracting for and collecting attrition and cancellation fees. In addition, our cost containment efforts at the property and corporate levels may not be successful. Further, we are reducing capital expenditure commitments, which for 2009 are expected to consist primarily of ongoing maintenance capital expenditures for our existing properties, and certain start-up costs, such as design drawings, associated with our proposed development in Mesa, Arizona and the possible expansion of our other existing hotel properties, and are delaying decisions on the proposed expansions, which will delay our future growth. We cannot predict when or if hospitality demand and spending will return to favorable levels, but we anticipate that our future financial results and growth will be further harmed if the economic recession continues for a significant period or becomes worse.

The successful implementation of our business strategy depends on our ability to generate cash flows from our existing operations and other factors.

We have refocused our business strategy on the development of resort and convention center hotels in selected locations in the United States and on our attractions properties, including the Grand Ole Opry, which are focused primarily on the country music genre. The success of our future operating results depends on our ability to implement our business strategy by successfully operating the Gaylord Opryland, the Gaylord Palms, the Gaylord Texan and the Gaylord National, and by further utilizing our attractions assets. Our ability to do this depends upon many factors, some of which are beyond our control.

These include:

- our ability to generate cash flows from existing operations;
- our ability to hire and retain hotel management, catering and convention-related staff for our hotels;
- our ability to capitalize on the strong brand recognition of certain of our Opry and Attractions assets; and
- the continued popularity and demand for country music.

If we are unable to successfully implement the business strategies described above, our cash flows and net income may be reduced.

Our hotel and convention business is subject to significant market risks.

Our ability to continue to successfully operate our hotel and convention business is subject to factors beyond our control which could reduce the revenue and operating income of these properties. These factors include:

- the desirability and perceived attractiveness of the Nashville, Tennessee; Orlando, Florida; Dallas, Texas; and Washington D.C. areas as tourist and convention destinations;
- adverse changes in the national economy and in the levels of tourism and convention business that are affecting our hotels;
- our ability to continue to attract group convention business, which is expected to be weaker in 2009;
- our ability to contract for and collect attrition and cancellation fees from groups that do not fulfill minimum stay or spending requirements;
- the opening of other new hotels could impact our group convention business at our existing hotel properties;
- the highly competitive nature of the hotel, tourism and convention businesses in which the Gaylord Palms, the Gaylord Opryland, the Gaylord Texan and the Gaylord National operate; and
- the susceptibility of our group convention business to reduced levels of demand during the year-end holiday periods, which we may not be able to offset by attracting sufficient general tourism guests.

Unanticipated costs of hotels we open in new markets may reduce our operating income.

As part of our growth plans, we may open or acquire new hotels in geographic areas in which we have little or no operating experience and in which potential customers may not be familiar with our business. As a result, we may have to incur costs relating to the opening, operation and promotion of those new hotel properties that are substantially greater than those incurred in other areas. Even though we may incur substantial additional costs with these new hotel properties, they may attract fewer customers than our existing hotels. As a result, the results of operations at new hotel properties may be inferior to those of our existing hotels. The new hotels may even operate at a loss. Even if we are able to attract enough customers to our new hotel properties to operate them at a profit, it is possible that those customers could simply be moving future meetings or conventions from our existing hotel properties to our new hotel properties. Thus, the opening of a new hotel property could reduce the revenue of our existing hotel properties and could adversely affect our financial condition and cash flows.

Our hotel development, including our potential project in Mesa, Arizona, is subject to financing, timing, budgeting and other risks.

We intend to develop additional hotel properties and expand existing hotel properties as suitable opportunities arise, taking into consideration the general economic climate. New project development has a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- construction defects or noncompliance with construction specifications;
- receipt of zoning, occupancy and other required governmental permits and authorizations;
- other risks of construction described below;
- development costs incurred for projects that are not pursued to completion;
- so-called acts of God such as earthquakes, hurricanes, floods or fires that could delay the development of a project;
- the availability and cost of capital, which is expected to be unfavorable until general economic conditions improve in the U.S.; and

- governmental restrictions on the nature or size of a project or timing of completion.

Our development projects may not be completed on time or within budget.

There are significant risks associated with our future construction projects, which could adversely affect our financial condition, results of operations or cash flows from these planned projects.

Our future construction projects, including our planned project in Mesa, Arizona, as well as the possible expansions of the Gaylord Opryland, Gaylord Palms, and Gaylord Texan, entail significant risks. Construction activity requires us to obtain qualified contractors and subcontractors, the availability of which may be uncertain. Construction projects are subject to cost overruns and delays caused by events outside of our control, such as shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference, unanticipated cost increases and unavailability of construction materials or equipment. Construction, equipment or staffing problems or difficulties in obtaining any of the requisite materials, licenses, permits, allocations and authorizations from governmental or regulatory authorities, construction defects or non-compliance with construction specification, could increase the total cost, delay, jeopardize or prevent the construction or opening of such projects or otherwise affect the design and features of Gaylord Opryland, Gaylord Palms, and Gaylord Texan or other projects. In addition, we will be required to obtain financing for development projects and to use cash flow from operations for development and construction. We may seek additional debt or equity financing for development and construction projects. We have no financing plans for projects, and we do not know if any needed financing will be available on favorable terms.

We will be required to refinance our credit facility by July 2012, and there is no assurance that we will be able to refinance our credit facility on acceptable terms.

The revolving loan, letters of credit and term loan under our credit facility mature on July 25, 2012. Prior to this date, we will be required to refinance our credit facility in order to finance our ongoing capital needs. Our ability to refinance our credit facility on acceptable terms will be dependent upon a number of factors, including our degree of leverage, the value of our assets, borrowing restrictions which may be imposed by lenders and conditions in the credit markets at the time we refinance. The credit markets are in a period of uncertainty, and if conditions do not improve, we expect to encounter difficulties at any time that we seek to increase or refinance our debt. The availability of funds for new investments and improvement of existing hotels depends in large measure on capital markets and liquidity factors over which we can exert little control. Events over the past several months, including recent failures and near failures of a number of large financial service companies and the contraction of available liquidity and leverage have impaired the capital markets for hotel and real estate investments. As a result, many current and prospective hotel owners are finding hotel financing on commercially viable terms to be extremely difficult to obtain. There is no assurance that we will be able to obtain additional financing on acceptable terms.

We may be unable to successfully complete acquisitions.

As part of our growth strategy, we may attempt to acquire other convention hotels or otherwise engage in acquisitions. We may be unable to find or consummate future acquisitions at acceptable prices and terms or, if we are able to find favorable acquisition targets, we may not be able to obtain financing on acceptable terms. We continue to evaluate potential acquisition opportunities in the ordinary course of business, including those that could be material in size and scope. Acquisitions involve a number of special risks and factors, including:

- the possible diversion of our management's attention from other business concerns;
- the potential inability to successfully pursue some or all of the anticipated revenue opportunities associated with the acquisitions;
- the possible loss of the acquired business's key employees;
- the potential inability to achieve expected operating efficiencies in the acquired business's operations;
- the increased complexity and diversity of our operations after acquisitions compared to our prior operations;

- the impact on our internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002; and
- unanticipated problems, expenses or liabilities.

If we fail to integrate acquired businesses successfully and/or fail to realize the intended benefits of acquisitions, our results of operations could be materially and adversely affected. In addition, acquisitions may result in a substantial goodwill asset, which will be subject to an annual impairment analysis. If this goodwill were to be impaired in the future, it could have a significant negative impact on our results of operations.

Our real estate investments are subject to numerous risks.

Because we own hotels and attractions properties, we are subject to the risks that generally relate to investments in real property. Real estate values are expected to be depressed until general economic conditions improve. The investment returns available from equity investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the related properties, as well as the expenses incurred. In addition, a variety of other factors affect income from properties and real estate values, including governmental regulations, insurance, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing real estate zoning or tax laws can make it more expensive and/or time-consuming to develop real property or expand, modify or renovate properties. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. Similarly, as financing becomes less available, it becomes more difficult both to acquire and to sell real property. Finally, governments can, under eminent domain laws, take real property. Sometimes this taking is for less compensation than the owner believes the property is worth. Any of these factors could have a material adverse impact on our results of operations or financial condition. In addition, equity real estate investments, such as the investments we hold and any additional properties that we may acquire, are relatively difficult to sell quickly. If our properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures, our income will be reduced.

We are dependent on our four main hotel properties for the substantial majority of all of our revenue and cash flow.

We are dependent upon the Gaylord Opryland, Gaylord Palms, Gaylord Texan and Gaylord National for the substantial majority of our revenue and cash flow. As a result, we are subject to a greater degree of risk to factors including:

- local economic and competitive conditions;
- natural and other disasters;
- a decline in the attractiveness of the areas in which our hotels are located as a convention and tourism destination; and
- a decrease in convention and meetings business at one of our properties.

Any of the factors outlined above could negatively affect our ability to generate sufficient cash flow to make payments with respect to our debt and could adversely affect our financial condition and results of operations.

We could become subject to claims in connection with the 2007 sales of our interests in ResortQuest Mainland, ResortQuest Hawaii and Bass Pro Group, LLC.

In connection with the sales of our equity interests in ResortQuest Mainland, ResortQuest Hawaii and Bass Pro Group, LLC, we agreed to indemnify the purchasers of these interests for a number of matters, including the breach of our representations, warranties and covenants contained in the agreements related to those transactions. A material breach or inaccuracy of any of the representations, warranties and covenants in any of the agreements related to those transactions could lead to a claim against us. Any such claims could require us to pay substantial sums and incur related costs and expenses and could have a material adverse effect on our financial condition.

Hospitality companies have been the target of class actions and other lawsuits alleging violations of federal and state law.

Our operating income and profits may be reduced by legal or governmental proceedings brought by or on behalf of our employees or customers. In recent years, a number of hospitality companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted against us from time to time, and we cannot assure you that we will not incur substantial damages and expenses resulting from lawsuits of this type, which could have a material adverse effect on our business, financial condition and results of operations.

If we fail to comply with privacy regulations, we could be subject to fines or other restrictions on our business.

We collect and maintain information relating to our guests for various business purposes, including maintaining guest preferences to enhance our customer service and for marketing and promotion purposes and credit card information. The collection and use of personal data are governed by privacy laws and regulations enacted in the United States and by various contracts under which we operate. Privacy regulation is an evolving area in which different jurisdictions may subject us to inconsistent compliance requirements. Compliance with applicable privacy regulations may increase our operating costs and/or adversely impact our ability to service our guests and market our properties, products and services to our guests. In addition, noncompliance with applicable privacy regulations, either by us or, in some circumstances, noncompliance by third parties engaged by us, could result in fines or restrictions on our use or transfer of data.

Our properties are subject to environmental regulations that could impose significant financial liability on us.

Environmental laws, ordinances and regulations of various federal, state, local and foreign governments regulate certain of our properties and could make us liable for the costs of removing or cleaning up hazardous or toxic substances on, under or in the properties we currently own or operate or those we previously owned or operated. Those laws could impose liability without regard to whether we knew of, or were responsible for, the presence of hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to properly clean up such substances when present, could jeopardize our ability to develop, use, sell or rent the real property or to borrow using the real property as collateral. If we arrange for the disposal or treatment of hazardous or toxic wastes, we could be liable for the costs of removing or cleaning up wastes at the disposal or treatment facility, even if we never owned or operated that facility. Other laws, ordinances and regulations could require us to manage, abate or remove lead- or asbestos-containing materials. Similarly, the operation and closure of storage tanks are often regulated by federal, state, local and foreign laws. Finally, certain laws, ordinances and regulations, particularly those governing the management or preservation of wetlands, coastal zones and threatened or endangered species, could limit our ability to develop, use, sell or rent our real property.

Any failure to attract, retain and integrate senior and managerial level executives could negatively impact our operations and development of our properties.

Our future performance depends upon our ability to attract qualified senior executives, retain their services and integrate them into our business. Our future financial results also will depend upon our ability to attract and retain highly skilled managerial and marketing personnel in our different areas of operation. Competition for qualified personnel is intense and is likely to increase in the future. We compete for qualified personnel against companies with significantly greater financial resources than ours.

We have certain minority equity interests over which we have no significant control, to or for which we may owe significant obligations and for which there is no readily available market, and these investments may not be profitable.

We have minority investments in RHAC Holdings, LLC and Waipouli Holdings, LLC which are not liquid and over which we have little or no rights, or ability, to exercise the direction or control of the respective enterprises. In connection with these investments, we may have obligations under certain guarantees related to such investments. The ultimate value of each of these investments will be dependent upon the efforts of others over an extended period of time. The nature of our interests and the absence of a readily available market for those interests restrict our ability to dispose of them. Our lack of control over the management of these businesses and the lack of a readily available market to sell our interest in these businesses may cause us to recognize a loss on our investment in these businesses. These arrangements are subject to uncertainties and risks, including those related to conflicting joint venture partner interests and to our joint venture partners failing to meet their financial or other obligations. Further, the properties owned by these joint ventures are in Hawaii, which has experienced decreased tourist spending and lower hotel occupancy in recent periods. For further discussion of these investments, see Note 6 of our consolidated financial statements included herein.

We are subject to risks relating to acts of God, terrorist activity and war.

Our operating income may be reduced by acts of God, such as natural disasters or acts of terror, in locations where we own and/or operate significant properties and areas of the world from which we draw a large number of customers. In January of 2007, the Army Corps of Engineers announced that the Wolf Creek Dam on Lake Cumberland in Kentucky was at high risk for structural failure. Although the Corps is taking action, including lowering the water level at Lake Cumberland and making structural repairs to the dam to reduce the chances of any type of flood, a significant portion of our Gaylord Opryland property in Nashville is in the Cumberland River flood plain and would be at risk if the dam should fail. Some types of losses, such as from flood, earthquake, hurricane, terrorism and environmental hazards, may be either uninsurable or too expensive to justify insuring against. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Similarly, wars (including the potential for war), terrorist activity (including threats of terrorist activity), political unrest and other forms of civil strife as well as geopolitical uncertainty may cause in the future our results to differ materially from anticipated results.

The hospitality industry is heavily regulated, including with respect to food and beverage sales, employee relations and construction concerns, and compliance with these regulations could increase our costs and reduce our revenues and profits.

Our hotel operations are subject to numerous laws, including those relating to the preparation and sale of food and beverages, liquor service and health and safety of premises. We are also subject to laws regulating our relationship with our employees in areas such as hiring and firing, minimum wage and maximum working hours, overtime and working conditions. Although no employees at our hotels are currently represented by labor unions, labor union organizing activities may take place at any new hotel property we open. Additionally, we may in the future experience attempts to unionize employees at our existing hotels. A lengthy strike or other work stoppage at one of our hotels, or the threat of such activity, could have an adverse effect on our business and results of operations. The success of expanding our hotel operations also depends upon our obtaining necessary building permits and zoning variances from local authorities. Compliance with these laws is time intensive and costly and may reduce our revenues and operating income.

Our substantial debt could reduce our cash flow and limit our business activities.

We currently have a significant amount of debt. As of December 31, 2008, we had $1,262.9 million of total debt and stockholders' equity of $903.2 million.

Our substantial amount of debt could have important consequences. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital and other general corporate requirements;
- limit our flexibility in planning for, or reacting to, changes in our business and the hospitality industry, which may place us at a competitive disadvantage compared with competitors that are less leveraged;

- limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity; and
- limit our ability to obtain additional financing for possible expansions of our existing properties and acquisitions of additional properties.

In addition, the terms of our senior credit facility and the indentures governing our 8% senior notes and our 6.75% senior notes allow us to incur substantial amounts of additional debt subject to certain limitations. Any such additional debt could increase the risks associated with our substantial leverage. Although our earnings were sufficient to cover fixed charges for the years ended December 31, 2007 and 2006, our substantial leverage is evidenced by our earnings being insufficient to cover fixed charges by $7.6 million for the year ended December 31, 2008. At the time any principal amount of our indebtedness is due, we may not have cash available to pay this amount, and we may not be able to refinance this indebtedness on favorable terms, or at all. We may incur additional debt in connection with our potential expansions of Gaylord Opryland, Gaylord Palms and/or Gaylord Texan or any additional hotel development.

The agreements governing our debt, including our 8% senior notes, our 6.75% senior notes and our senior credit facility, contain various covenants that limit our discretion in the operation of our business and could lead to acceleration of debt.

Our existing financial agreements, including our senior credit facility and the indentures governing our 8% senior notes and our 6.75% senior notes, impose, and future financing agreements are likely to impose, operating and financial restrictions on our activities. Our senior credit facility requires us to comply with or maintain certain financial tests and ratios, including minimum consolidated net worth, minimum interest coverage ratio and maximum leverage ratios, and our senior credit facility and the indentures governing our 8% senior notes and our 6.75% senior notes limit or prohibit our ability to, among other things:

- incur additional debt and issue preferred stock;
- create liens;
- redeem and/or prepay certain debt;
- pay dividends on our stock to our stockholders or repurchase our stock or other equity interests;
- make certain investments;
- enter new lines of business;
- engage in consolidations, mergers and acquisitions;
- make certain capital expenditures;
- use proceeds from any offering of securities to make capital expenditures in connection with the construction of Gaylord National; and
- pay dividends and make other distributions from our subsidiaries to us.

These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain these financial tests and ratios. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

Fluctuations in our operating results and other factors may result in decreases in our stock price.

In recent periods, the market price for our common stock has fluctuated substantially. From time to time, there may be significant volatility in the market price of our common stock. We believe that the current market price of our common stock generally reflects expectations that we will be able to continue to operate our existing hotels profitably. If we are unable to accomplish this, investors could sell shares of our common stock at or after the time that it becomes apparent that the expectations of the market may not be realized, resulting in a decrease in the market price of our common stock. In addition to our operating results, the operating results of other hospitality companies, changes in financial estimates or recommendations by analysts, adverse weather conditions, increased construction costs, increased labor and other costs, changes in general conditions in the economy or the financial or credit markets or other developments affecting us or our industry, such as the terrorist attacks, could cause the market price of our common stock to fluctuate substantially. In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

We are a holding company and depend upon our subsidiaries' cash flow to meet our debt service obligations.

We are a holding company, and we conduct the majority of our operations through our subsidiaries. As a result, our ability to meet our debt service obligations, including our obligations under our senior notes and our credit facility, substantially depends upon our subsidiaries' cash flow and payment of funds to us by our subsidiaries as dividends, loans, advances or other payments. The payment of dividends and/or making of loans, advances or other payments by our subsidiaries will be subject to the approval of those subsidiaries' boards, and our subsidiaries are not obligated to pay dividends or make loans, advances or other payments to us. Our subsidiaries' ability to pay such dividends and/or make such loans, advances or other payments may also be restricted by, among other things, applicable laws and regulations and current and future debt agreements into which our subsidiaries may enter.

To service our debt and pay other obligations, we will require a significant amount of cash, which may not be available to us.

Our ability to make payments on, or repay or refinance, our debt, including our obligations under our senior notes and any future debt we may incur, and to fund planned capital expenditures will depend largely upon our future operating performance and our ability to generate cash from operations. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt and other obligations will depend on the satisfaction of the covenants and financial ratios in our senior credit facility and our other debt agreements, including the indentures governing our 6.75% senior notes and our 8% senior notes and other agreements we may enter into in the future. Our business may not generate sufficient cash flow from operations or we may not have future borrowings available to us under our senior credit facility or from other sources in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs.

The efficient operation of our business is heavily dependent upon our information systems.

We depend on a variety of information technology systems for the efficient functioning of our business. We rely on certain software vendors to maintain and periodically upgrade many of these systems so that they can continue to support our business. The software programs supporting many of our systems were licensed to us by independent software developers. The inability of these developers or us to continue to maintain and upgrade these information systems and software programs would disrupt or reduce the efficiency of our operations if we were unable to convert to alternate systems in an efficient and timely manner. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. We also rely heavily on our information technology staff. If we cannot meet our staffing needs in this area, we may not be able to fulfill our technology initiatives while continuing to provide maintenance on existing systems.

Our certificate of incorporation and bylaws and Delaware law could make it difficult for a third party to acquire our company.

The Delaware General Corporation Law and our certificate of incorporation and bylaws contain provisions that could delay, deter or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. These provisions:

- authorize us to issue "blank check'' preferred stock, which is preferred stock that can be created and issued by our board of directors, without stockholder approval, with rights senior to those of common stock;
- provide that directors may only be removed with cause by the affirmative vote of at least a majority of the votes of shares entitled to vote thereon;
- establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at meetings;
- provide that special meetings of stockholders may be called only by our chairman or by majority of the members of our board of directors;
- impose restrictions on ownership of our common stock by non-United States persons due to our ownership of a radio station; and
- prohibit stockholder actions taken on written consent.

In addition, we have adopted a shareholder rights plan which provides, among other things, that when specified events occur, our shareholders will be entitled to purchase from us shares of junior preferred stock. The preferred stock purchase rights are triggered by the earlier to occur of (i) ten days after the date of a public announcement that a person or group acting in concert has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock or (ii) ten business days after the commencement of or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the acquiring person becoming the beneficial owner of 15% or more of our outstanding common stock. The preferred stock purchase rights would cause dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors.

We are also subject to anti-takeover provisions under Delaware law, which could also delay or prevent a change of control. Together, these provisions of our certificate of incorporation and bylaws and Delaware law may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for publicly traded equity securities or our notes, and also could limit the price that investors are willing to pay in the future for shares of our publicly traded equity securities.

Our issuance of preferred stock could adversely affect holders of our common stock and discourage a takeover.

Our board of directors has the power to issue up to 100.0 million shares of preferred stock without any action on the part of our stockholders. As of the date hereof, we have no shares of preferred stock outstanding. Our board of directors also has the power, without stockholder approval, to set the terms of any new series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue additional shares of preferred stock in the future that have preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock or our notes could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of our stockholders may impede a takeover of us and prevent a transaction favorable to our stockholders. The issuance of junior preferred stock is authorized pursuant to our shareholder rights plan.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework.

Based on management's assessment and those criteria, management believes that, as of December 31, 2008, the Company's internal control over financial reporting was effective.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the Company's internal control over financial reporting. That report begins on page F-104 and is incorporated by reference herein.

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008, 2007 and 2006
(Amounts in thousands, except per share data)

	2008	2007	2006
REVENUES	**$ 930,869**	$ 747,723	$ 722,272
OPERATING EXPENSES			
Operating costs	**566,366**	448,975	442,679
Selling, general and administrative	**178,809**	160,699	153,763
Preopening costs	**19,190**	17,518	7,174
Impairment and other charges	**19,264**	-	-
Depreciation and amortization	**109,774**	77,349	75,068
Operating income	**37,466**	43,182	43,588
INTEREST EXPENSE, NET OF AMOUNTS CAPITALIZED	**(64,069)**	(38,536)	(72,473)
INTEREST INCOME	**12,689**	3,234	2,088
UNREALIZED GAIN ON VIACOM STOCK AND CBS STOCK	**-**	6,358	38,337
UNREALIZED GAIN (LOSS) ON DERIVATIVES	**-**	3,121	(16,618)
(LOSS) INCOME FROM UNCONSOLIDATED COMPANIES	**(746)**	964	10,565
GAIN ON EXTINGUISMENT OF DEBT	**19,862**	-	-
OTHER GAINS AND (LOSSES)	**453**	146,330	3,280
Income before provision for income taxes and discontinued operations	**5,655**	164,653	8,767
PROVISION FOR INCOME TAXES	**1,046**	62,665	3,989
Income from continuing operations	**4,609**	101,988	4,778
(LOSS) INCOME FROM DISCONTINUED OPERATIONS, NET OF TAXES	**(245)**	9,923	(84,213)
Net income (loss)	**$ 4,364**	$ 111,911	$ (79,435)
INCOME (LOSS) PER SHARE:			
Income from continuing operations	**$ 0.11**	2.49	$ 0.12
Income (loss) from discontinued operations, net of taxes	**-**	0.24	(2.08)
Net income (loss)	**$ 0.11**	2.73	$ (1.96)
INCOME (LOSS) PER SHARE – ASSUMING DILUTION			
Income from continuing operations	**$ 0.11**	2.41	$ 0.11
Income (loss) from discontinued operations, net of taxes	**-**	0.24	(2.02)
Net income (loss)	**$ 0.11**	2.65	$ (1.91)

The accompanying notes are an integral part of these consolidated financial statements.

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
(Amounts in thousands, except per share data)

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents - unrestricted	$ 1,043	$ 23,592
Cash and cash equivalents - restricted	1,165	1,216
Trade receivables, less allowance of $2,016 and $468, respectively	49,114	31,371
Deferred income taxes	6,266	7,689
Other current assets	50,793	30,180
Current assets of discontinued operations	197	797
Total current assets	108,578	94,845
Property and equipment, net of accumulated depreciation	2,227,574	2,196,264
Notes receivable, net of current portion	146,866	-
Intangible assets, net of accumulated amortization	121	174
Goodwill	6,915	6,915
Indefinite lived intangible assets	1,480	1,480
Investments	1,131	4,143
Estimated fair value of derivative assets	6,235	2,043
Long-term deferred financing costs	18,888	14,621
Other long-term assets	42,591	28,019
Total assets	$ 2,560,379	$ 2,348,504
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt and capital lease obligations	$ 1,904	$ 2,058
Accounts payable and accrued liabilities	168,155	240,827
Estimated fair value of derivative liabilities	1,606	-
Current liabilities of discontinued operations	1,329	2,760
Total current liabilities	172,994	245,645
Long-term debt and capital lease obligations, net of current portion	1,260,997	979,042
Deferred income taxes	62,656	73,662
Estimated fair value of derivative liabilities	28,489	-
Other long-term liabilities	131,578	108,121
Long-term liabilities of discontinued operations	446	542
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value, 100,000 shares authorized, no shares issued or outstanding	-	-
Common stock, $.01 par value, 150,000 shares authorized, 40,916 and 41,236 shares issued and outstanding, respectively	409	413
Additional paid-in capital	711,444	721,196
Retained earnings	234,751	230,758
Accumulated other comprehensive loss	(43,385)	(10,875)
Total stockholders' equity	903,219	941,492
Total liabilities and stockholders' equity	$ 2,560,379	$ 2,348,504

The accompanying notes are an integral part of these consolidated financial statements.

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008, 2007 and 2006
(Amounts in thousands)

	2008	2007	2006
Cash Flows from Operating Activities:			
Net income (loss)	**$ 4,364**	$ 111,911	$ (79,435)
Amounts to reconcile net income (loss) to net cash flows provided by operating activities:			
Loss (gain) from discontinued operations, net of taxes	**245**	(9,923)	84,213
Loss (income) from unconsolidated companies	**746**	(964)	(10,565)
Impairment and other charges	**19,264**	-	-
Unrealized gain on Viacom stock and CBS stock and related derivatives	**-**	(9,479)	(21,719)
Provision (benefit) for deferred income taxes	**6,753**	(36,396)	3,887
Depreciation and amortization	**109,774**	77,349	75,068
Amortization of deferred financing costs	**4,408**	14,269	29,969
Writeoff of deferred financing costs	**1,476**	1,192	-
Stock-based compensation expense	**11,202**	10,220	7,874
Excess tax benefit from stock-based compensation	**(859)**	(2,078)	(2,771)
Gain on sale of investment in Bass Pro	**-**	(140,313)	-
Gain on extinguishment of debt	**(19,862)**	-	-
Loss (gain) on sales of assets	**876**	(3,862)	1,431
Dividends received from investments in unconsolidated companies	**-**	-	3,155
Changes in (net of acquisitions and divestitures):			
Trade receivables	**(17,743)**	2,363	(1,046)
Interest receivable	**(10,186)**	-	-
Accounts payable and accrued liabilities	**18,115**	3,499	10,698
Other assets and liabilities	**(5,329)**	(7,242)	6,428
Net cash flows provided by operating activities - continuing operations	**123,244**	10,546	107,187
Net cash flows (used in) provided by operating activities - discontinued operations	**(1,003)**	16,153	11,483
Net cash flows provided by operating activities	**122,241**	26,699	118,670
Cash Flows from Investing Activities:			
Purchases of property and equipment	**(395,156)**	(578,815)	(282,049)
Deposit on potential acquisiton of business	**-**	(10,000)	-
Investments in unconsolidated companies	**(30)**	(775)	(6,587)
Returns of investment in unconsolidated companies	**-**	870	2,228
Proceeds from sale of investment in Bass Pro	**-**	221,527	-
Proceeds from sales of assets	**45**	5,115	63
Collection of note receivable	**622**	599	381
Other investing activities	**(19,040)**	(4,701)	(5,124)
Net cash flows used in investing activities - continuing operations	**(413,559)**	(366,180)	(291,088)
Net cash flows provided by (used in) investing activities - discontinued operations	**159**	115,400	(14,783)
Net cash flows used in investing activities	**(413,400)**	(250,780)	(305,871)
Cash Flows from Financing Activities:			
Net borrowings under credit facility	**324,500**	223,000	155,000
Repayment of long-term debt	**(1,000)**	(1,000)	(1,000)
Repurchases of senior notes	**(25,636)**	-	-
Purchases of Company's common stock	**(19,999)**	-	-
Deferred financing costs paid	**(10,753)**	(4,042)	-
Proceeds from exercise of stock option and purchase plans	**1,859**	12,573	13,028
Excess tax benefit from stock-based compensation	**859**	2,078	2,771
Decrease (increase) in restricted cash and cash equivalents	**51**	50	(22)
Other financing activities, net	**(1,271)**	(977)	(1,016)
Net cash flows provided by financing activities - continuing operations	**268,610**	231,682	168,761
Net cash flows (used in) provided by financing activities - discontinued operations	**-**	(19,365)	8,020
Net cash flows provided by financing activities	**268,610**	212,317	176,781
Net change in cash and cash equivalents	**(22,549)**	(11,764)	(10,420)
Cash and cash equivalents - unrestricted, beginning of period	**23,592**	35,356	45,776
Cash and cash equivalents - unrestricted, end of period	**$ 1,043**	$ 23,592	$ 35,356

The accompanying notes are an integral part of these consolidated financial statements.

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2008, 2007 and 2006
(Amounts in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned Compensation	Other Comprehensive Income (Loss)	Total Stockholders' Equity
BALANCE, December 31, 2005	$ 403	$ 670,828	$ 198,320	$ (1,673)	$ (19,311)	$ 848,567
COMPREHENSIVE LOSS:						
Net loss	-	-	(79,435)	-	-	(79,435)
Unrealized loss on natural gas derivatives, net of deferred income taxes	-	-	-	-	(185)	(185)
Minimum pension liability, net of deferred income taxes	-	-	-	-	3,145	3,145
Foreign currency translation, net of deferred income taxes	-	-	-	-	576	576
Comprehensive loss						(75,899)
Exercise of stock options	5	12,504	-	-	-	12,509
Tax benefit on stock options	-	3,699	-	-	-	3,699
Employee stock plan purchases	-	519	-	-	-	519
Restricted stock shares surrendered	-	(257)	-	-	-	(257)
Compensation expense	-	9,321	-	-	-	9,321
Reclassification of unearned compensation to additional paid in capital	-	(1,673)	-	1,673	-	-
Adjustment to initially apply SFAS No. 158, net of deferred income taxes	-	-	-	-	(433)	(433)
BALANCE, December 31, 2006	$ 408	$ 694,941	$ 118,885	$ -	$ (16,208)	$ 798,026
COMPREHENSIVE INCOME:						
Net income	-	-	111,911	-	-	111,911
Unrealized gain on natural gas derivatives, net of deferred income taxes	-	-	-	-	202	202
Minimum pension liability, net of deferred income taxes	-	-	-	-	5,683	5,683
Foreign currency translation, net of deferred income taxes	-	-	-	-	(1,117)	(1,117)
Reclassification of foreign currency translation for sale of foreign subsidiary,	-	-	-	-	565	565
Comprehensive income						117,244
Adjustment to initially apply FIN 48	-	-	(38)	-	-	(38)
Exercise of stock options	5	12,085	-	-	-	12,090
Tax benefit on stock options	-	3,350	-	-	-	3,350
Employee stock plan purchases	-	483	-	-	-	483
Restricted stock shares surrendered	-	(428)	-	-	-	(428)
Compensation expense	-	10,765	-	-	-	10,765
BALANCE, December 31, 2007	$ 413	$ 721,196	$ 230,758	$ -	$ (10,875)	$ 941,492
COMPREHENSIVE INCOME:						
Net income	**-**	**-**	**4,364**	**-**	**-**	**4,364**
Unrealized loss on natural gas derivatives, net of deferred income taxes	**-**	**-**	**-**	**-**	**(884)**	**(884)**
Unrealized loss on interest rate derivatives, net of deferred income taxes	**-**	**-**	**-**	**-**	**(18,258)**	**(18,258)**
Minimum pension liability, net of deferred income taxes	**-**	**-**	**-**	**-**	**(13,368)**	**(13,368)**
Comprehensive loss						**(28,146)**
Adjustment to apply measurement date provisions of SFAS No. 158	**-**	**-**	**(371)**	**-**	**-**	**(371)**
Exercise of stock options	**1**	**1,387**	**-**	**-**	**-**	**1,388**
Tax benefit for stock based compensation	**-**	**175**	**-**	**-**	**-**	**175**
Employee stock plan purchases	**-**	**462**	**-**	**-**	**-**	**462**
Issuance of stock to employees	**-**	**9**	**-**	**-**	**-**	**9**
Restricted stock units surrendered	**2**	**(2,926)**	**-**	**-**	**-**	**(2,924)**
Restricted stock shares surrendered	**-**	**(141)**	**-**	**-**	**-**	**(141)**
Purchase of Company's common stock	**(7)**	**(19,992)**	**-**	**-**	**-**	**(19,999)**
Compensation expense	**-**	**11,274**	**-**	**-**	**-**	**11,274**
BALANCE, December 31, 2008	**$ 409**	**$ 711,444**	**$ 234,751**	**$ -**	**$ (43,385)**	**$ 903,219**

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of the Business and Summary of Significant Accounting Policies

Gaylord Entertainment Company (the "Company") is a diversified hospitality and entertainment company principally operating, through its subsidiaries, in three business segments: Hospitality; Opry and Attractions; and Corporate and Other.

During the third quarter of 2005, the Company committed to a plan of disposal of certain markets of its ResortQuest business that were considered to be inconsistent with the Company's long term growth strategy. During the second quarter of 2006, the Company completed the sale of one additional market of its ResortQuest business that was not included in the original plan of disposal, but was later determined to be inconsistent with the Company's long term growth strategy. During the second quarter of 2007, the Company disposed of the remainder of its ResortQuest business. The ResortQuest business, along with other businesses with respect to which the Company pursued plans of disposal in prior periods, have been presented as discontinued operations, net of taxes, for all periods presented.

Business Segments

Hospitality

The Hospitality segment includes the operations of Gaylord Hotels branded hotels and the Radisson Hotel at Opryland, as well as the Company's ownership interests in two joint ventures. At December 31, 2008, the Company owns and operates the Gaylord Opryland Resort and Convention Center ("Gaylord Opryland"), the Gaylord Palms Resort and Convention Center ("Gaylord Palms"), the Gaylord Texan Resort and Convention Center ("Gaylord Texan"), the Gaylord National Resort & Convention Center ("Gaylord National"), and the Radisson Hotel at Opryland. Gaylord Opryland and the Radisson Hotel at Opryland are both located in Nashville, Tennessee. The Gaylord Palms in Kissimmee, Florida opened in January 2002. The Gaylord Texan in Grapevine, Texas opened in April 2004. The Gaylord National, located in Prince George's County, Maryland, opened in April 2008.

Opry and Attractions

The Opry and Attractions segment includes all of the Company's Nashville-based tourist attractions. At December 31, 2008, these include the Grand Ole Opry, the General Jackson Showboat, the Wildhorse Saloon, the Ryman Auditorium and the Gaylord Springs Golf Links, among others. The Opry and Attractions segment also includes Corporate Magic, which specializes in the production of creative events in the corporate entertainment marketplace, and WSM-AM.

Corporate and Other

Corporate and Other includes operating and selling, general and administrative expenses related to the overall management of the Company which are not allocated to the other reportable segments, including costs for our retirement plans, equity-based compensation plans, information technology, human resources, accounting, and other administrative expenses. This segment also includes the expenses and activities associated with the Company's ownership of various investments. Until the second quarter of 2007, the Company owned a minority interest in Bass Pro Group, LLC, a leading retailer of premium outdoor sporting goods and fishing products. On May 31, 2007, the Company completed the sale of all of its ownership interest in Bass Pro Group, LLC.

ResortQuest

On November 20, 2003, the Company acquired 100% of the outstanding common shares of ResortQuest International, Inc. ("ResortQuest") in a tax-free, stock-for-stock merger. Based on the average market price of the Company's common stock ($19.81, which was based on an average of the closing prices for two days before, the day of, and two days after the date of the definitive agreement, August 4, 2003), together with the direct merger costs, the Company paid an aggregate purchase price of approximately $114.7 million in stock plus the assumption of ResortQuest's outstanding indebtedness as of November 20, 2003, which totaled $85.1 million. On January 1, 2005, the Company acquired 100% of the outstanding membership interests of East West Resorts at Summit County, LLC, Aspen Lodging Company, LLC, Great Beach Vacations, LLC, East West Realty Aspen, LLC, and Sand Dollar Management Investors, LLC (collectively, "East West Resorts") from East West Resorts, LLC for an aggregate purchase price of $20.7 million in cash plus the assumption of East West Resorts' liabilities as of January 1, 2005 of $7.8 million. On February 1, 2005, the Company acquired 100% of the outstanding common shares of Whistler Lodging Company, Ltd. ("Whistler") from O'Neill Hotels and Resorts Whistler, Ltd. for an aggregate purchase price of $0.1 million in cash plus the assumption of Whistler's liabilities as of February 1, 2005 of $4.9 million. Prior to the sale of these businesses, which is further described in Note 2, ResortQuest, East West Resorts, and Whistler comprised the Company's ResortQuest segment. These businesses offered management services to properties in premier beach, mountain, and tropical resort locations in the United States and Canada. Due to the sale of these businesses, the results of their operations from the date of acquisition have been classified as discontinued operations in these consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. The Company's investments in non-controlled entities in which it has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method. The Company's investments in other entities are accounted for using the cost method. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents — Unrestricted

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Cash and Cash Equivalents — Restricted

Restricted cash and cash equivalents represent cash held in certificates of deposit with an original maturity of greater than three months. The Company is required to maintain this certificate of deposit in order to secure its Tennessee workers' compensation self insurance obligations.

Supplemental Cash Flow Information

Cash paid for interest for the years ended December 31 was comprised of (amounts in thousands):

	2008	2007	2006
Debt interest paid	**$ 75,526**	$ 65,256	$ 50,323
Deferred financing costs paid	**10,753**	4,042	-
Capitalized interest	**(16,360)**	(42,313)	(10,046)
Cash paid for interest, net of capitalized interest	**$ 69,919**	$ 26,985	$ 40,277

Net cash (refunds) payments of income taxes were ($6.6) million, $103.5 million, and $1.6 million for the years ended
December 31, 2008, 2007, and 2006, respectively.

Certain transactions have been reflected as non-cash activities in the accompanying consolidated statements of cash flows for 2008, 2007 and 2006 as further discussed below.

As further discussed in Note 4, the Company received two bonds from Prince George's County, Maryland during the second quarter of 2008 in connection with the development of Gaylord National. The receipt of these bonds is reflected as an increase in notes receivable and decrease in property and equipment of $150.4 million in the accompanying consolidated statement of cash flows.

The Company's net cash flows provided by investing activities — discontinued operations in 2007 primarily consist of cash proceeds received from the sale of discontinued operations. The Company's net cash flows used in investing activities — discontinued operations in 2006 primarily consisted of purchases of property and equipment, the effects of which were partially offset by cash proceeds received from the sale of discontinued operations.

Accounts Receivable

The Company's accounts receivable are primarily generated by meetings and convention attendees' room nights. Receivables arising from these sales are not collateralized. Credit risk associated with the accounts receivable is minimized due to the large and diverse nature of the customer base. No customers accounted for more than 10% of the Company's trade receivables at December 31, 2008.

Allowance for Doubtful Accounts

The Company provides allowances for doubtful accounts based upon a percentage of revenue and periodic evaluations of the aging of accounts receivable.

Deferred Financing Costs

Deferred financing costs consist of prepaid interest, loan fees and other costs of financing that are amortized over the term of the related financing agreements, using the effective interest method. For the years ended December 31, 2008, 2007 and 2006, deferred financing costs of $4.4 million, $14.3 million, and $30.0 million, respectively, were amortized and recorded as interest expense in the accompanying consolidated statements of operations.

As more fully discussed in Note 7, as a result of the refinancing of the Company's $1.0 billion credit facility, the Company wrote off $1.3 million of deferred financing costs, which is included in interest expense in the accompanying consolidated statements of operations for the year ended December 31, 2008. In addition, as more fully discussed in Note 7, as a result of the Company's repurchase of portions of its senior notes outstanding, the Company wrote off $0.6 million of deferred financing costs, which is included as a reduction in the gain on extinguishment of debt in the accompanying consolidated statements of operations for the year ended December 31, 2008.

Property and Equipment

Property and equipment are stated at cost. Improvements and significant renovations that extend the lives of existing assets are capitalized. Interest on funds borrowed to finance the construction of major capital additions is included in the cost of the applicable capital addition. Maintenance and repairs are charged to expense as incurred. Property and equipment are depreciated using the straight-line method over the following estimated useful lives:

Buildings	40 years
Land improvements	20 years
Furniture, fixtures and equipment	3-8 years
Leasehold improvements	The shorter of the lease term or useful life

Impairment of Long-Lived Assets

In accounting for the Company's long-lived assets other than goodwill, the Company applies the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" ("SFAS 144"). Under SFAS 144, the Company assesses its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets or asset group may not be recoverable. Recoverability of long-lived assets that will continue to be used is measured by comparing the carrying amount of the asset or asset group to the related total future undiscounted net cash flows. If an asset or asset group's carrying value is not recoverable through those cash flows, the asset group is considered to be impaired. The impairment is measured by the difference between the assets' carrying amount and their fair value, which is estimated using discounted cash flow analyses that utilize comprehensive cash flow projections, as well as observable market data to the extent available.

Goodwill and Intangibles

In accounting for goodwill and intangible assets, the Company applies the provisions of SFAS No. 141, "*Business Combinations*" ("SFAS 141"), and SFAS No. 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142"). Under SFAS 142, goodwill and other intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually and whenever events or circumstances occur indicating that these intangibles may be impaired. Reporting units of the Company are determined in accordance with SFAS 142. The Company allocates goodwill to reporting units by comparing the fair value of each reporting unit identified to the total fair value of the acquired company on the acquisition date. The Company performs its review of goodwill for impairment by comparing the carrying value of the applicable reporting unit to the fair value of the reporting unit. The Company estimates fair value using discounted cash flow analyses that utilize comprehensive cash flow projections, as well as observable market data to the extent available. If the fair value is less than the carrying value, the Company measures potential impairment by allocating the fair value of the reporting unit to the tangible assets and liabilities of the reporting unit in a manner similar to a business combination purchase price allocation. The remaining fair value of the reporting unit after assigning fair values to all of the reporting unit's assets and liabilities represents the implied fair value of goodwill of the reporting unit. The impairment is measured by the difference between the carrying value of goodwill and the implied fair value of goodwill. The Company's goodwill and intangibles are discussed further in Note 15.

Leases

The Company is leasing a 65.3 acre site in Osceola County, Florida on which the Gaylord Palms is located, a 10 acre site in Grapevine, Texas on which a portion of the Gaylord Texan is located, and is a lessee under various other leasing arrangements, including leases for office space, office equipment, and other equipment. The Company accounts for lease obligations in accordance with SFAS No. 13, "*Accounting for Leases*" ("SFAS 13"), and related interpretations. The Company's leases are discussed further in Note 12.

Long-Term Investments

The Company owns minority interest investments in certain businesses. Generally, non-marketable investments (excluding limited partnerships and limited liability company interests) in which the Company owns less than 20 percent are accounted for using the cost method of accounting and investments in which the Company owns between 20 percent and 50 percent and limited partnerships are accounted for using the equity method of accounting.

Other Assets

Other current and long-term assets of continuing operations at December 31 consist of (amounts in thousands):

	2008	2007
Other current assets:		
Other current receivables	$ 17,568	$ 2,535
Prepaid expenses	18,319	14,079
Inventories	10,222	7,611
Current income tax receivable	4,651	5,308
Other current assets	33	647
Total other current assets	$ 50,793	$ 30,180
Other long-term assets:		
Other long-term receivables	$ 1,780	$ 1,377
Deferred software costs, net	23,297	9,931
Supplemental deferred compensation plan assets	10,086	11,637
Other long-term assets	7,428	5,074
Total other long-term assets	$ 42,591	$ 28,019

Other Current Assets

Other current receivables result primarily from interest income accrued on the notes received in connection with the development of Gaylord National and other non-operating income and are due within one year. Prepaid expenses consist of prepayments for insurance and contracts that will be expensed during the subsequent year. Inventories consist primarily of merchandise for resale and are carried at the lower of cost or market. Cost is computed on an average cost basis.

Other Long-Term Assets

The Company capitalizes the costs of computer software developed for internal use in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 98-1, "*Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*". Accordingly, the Company has capitalized the external costs and certain internal payroll costs to acquire and develop computer software. Deferred software costs are amortized on a straight-line basis over their estimated useful lives of 3 to 5 years.

Preopening Costs

In accordance with AICPA SOP 98-5, "*Reporting on the Costs of Start-Up Activities*", the Company expenses the costs associated with preopening expenses related to the construction of new hotels, start-up activities and organization costs as incurred.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities of continuing operations at December 31 consist of (amounts in thousands):

	2008	2007
Trade accounts payable	$ **13,022**	$ 12,395
Accrued construction in progress	**16,123**	114,859
Property and other taxes payable	**26,779**	26,920
Deferred revenues	**45,292**	25,620
Accrued salaries and benefits	**20,921**	29,692
Accrued self-insurance reserves	**9,751**	7,763
Accrued interest payable	**10,323**	8,185
Other accrued liabilities	**25,944**	15,393
Total accounts payable and accrued liabilities	$ **168,155**	$ 240,827

Deferred revenues consist primarily of deposits on advance bookings of hotel rooms and advance ticket sales at the Company's tourism properties, as well as uncollected attrition and cancellation fees. The Company is self-insured up to a stop loss for certain losses relating to workers' compensation claims, employee medical benefits and general liability claims. The Company recognizes self-insured losses based upon estimates of the aggregate liability for uninsured claims incurred using certain actuarial assumptions followed in the insurance industry or the Company's historical experience.

Income Taxes

In accordance with SFAS No. 109, "*Accounting for Income Taxes*", the Company establishes deferred tax assets and liabilities based on the difference between the financial statement and income tax carrying amounts of assets and liabilities using existing tax laws and tax rates. The Company adopted the provisions of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48"), on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. See Note 9 for more detail on the Company's income taxes.

Other Long-Term Liabilities

Other long-term liabilities of continuing operations at December 31 consist of (amounts in thousands):

	2008	2007
Pension and postretirement benefits liability	$ **57,610**	$ 41,739
Non-cash lease liability	**44,823**	38,706
Deferred compensation liability	**14,159**	11,637
Unrealized tax benefits	**13,095**	15,074
Other long-term liabilities	**1,891**	965
Total other long-term liabilities	$ **131,578**	$ 108,121

Revenue Recognition

Revenues from hotel rooms are recognized as earned on the close of business each day and from concessions and food and beverage sales at the time of the sale. Revenues from other services at the Company's hotels, such as spa, parking, and transportation services, are recognized at the time services are provided. Attrition fees, which are charged to groups when they do not fulfill the minimum number of room nights or minimum food and beverage spending requirements originally contracted for, as well as cancellation fees, are recognized as revenue in the period they are collected. The Company recognizes revenues from the Opry and Attractions segment when services are provided or goods are shipped, as applicable. The Company is required to collect certain taxes from customers on behalf of government agencies and remit these back to the applicable governmental entity on a periodic basis. These taxes are collected from customers at the time of purchase, but are not included in revenue. The Company records a liability upon collection from the customer and relieves the liability when payments are remitted to the applicable governmental agency.

Advertising Costs

Advertising costs are expensed as incurred. For the years ended December 31, 2008, 2007 and 2006, advertising costs included in continuing operations were $26.1 million, $20.3 million, and $20.8 million, respectively.

Stock-Based Compensation

At December 31, 2008, the Company has one stock-based employee compensation plan, which is described more fully in Note 11. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), "*Share-Based Payment*" ("SFAS 123(R)"), using the modified-prospective-transition method. Under that transition method, compensation cost recognized in the years ended December 31, 2008, 2007 and 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

The Company's stock-based compensation is further described in Note 11.

Discontinued Operations

In accounting for discontinued operations, the Company applies the provisions of SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" ("SFAS 144").

In accordance with the provisions of SFAS 144, the Company has presented the operating results, financial position and cash flows of the following businesses as discontinued operations in the accompanying consolidated financial statements as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008: ResortQuest; WSM-FM and WWTN(FM); Word Entertainment ("Word"), the Company's contemporary Christian music business; the Acuff-Rose Music Publishing entity; the Company's ownership interest in the Oklahoma RedHawks, a minor league baseball team based in Oklahoma City, Oklahoma; the Company's international cable networks; and the businesses sold to affiliates of The Oklahoma Publishing Company ("OPUBCO") in 2001 consisting of Pandora Films, Gaylord Films, Gaylord Sports Management, Gaylord Event Television and Gaylord Production Company. The results of operations of these businesses, including impairment and other charges, restructuring charges and any gain or loss on disposal, have been reflected as discontinued operations, net of taxes, in the accompanying consolidated statements of operations and the assets and liabilities of these businesses are reflected as discontinued operations in the accompanying consolidated balance sheets, as further described in Note 2.

Income (Loss) Per Share

SFAS No. 128, "*Earnings Per Share*" ("SFAS 128"), established standards for computing and presenting earnings per share. Under the standards established by SFAS 128, earnings per share is measured at two levels: basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding after considering the effect of conversion of dilutive instruments, calculated using the treasury stock method. Income (loss) per share amounts are calculated as follows for the years ended December 31 (income and share amounts in thousands):

	2008		
	Income	**Shares**	**Per Share**
Net income	**$ 4,364**	**40,943**	**$ 0.11**
Effect of dilutive stock options	—	**314**	—
Net income — assuming dilution	**$ 4,364**	**41,257**	**$ 0.11**

	2007		
	Income	**Shares**	**Per Share**
Net income	$ 111,911	41,010	$ 2.73
Effect of dilutive stock options	—	1,283	—
Net income — assuming dilution	$ 111,911	42,293	$ 2.65

	2006		
	Loss	**Shares**	**Per Share**
Net loss	$ (79,435)	40,569	$ (1.96)
Effect of dilutive stock options	—	1,078	—
Net loss — assuming dilution	$ (79,435)	41,647	$ (1.91)

The Company has approximately 3,727,000, 547,000 and 1,082,000 stock-based compensation awards outstanding as of December 31, 2008, 2007, and 2006, respectively, that could potentially dilute earnings per share in the future but were excluded from the computation of diluted earnings per share for the years ended December 31, 2008, 2007 and 2006, respectively, as the effect of their inclusion would be anti-dilutive.

Comprehensive Income

SFAS No. 130, "*Reporting Comprehensive Income*", requires that changes in the amounts of certain items, including gains and losses on certain securities, be shown in the financial statements as a component of comprehensive income. The Company's comprehensive (loss) income is presented in the accompanying consolidated statements of stockholders' equity.

A rollforward of the amounts included in comprehensive (loss) income related to the fair value of financial derivative instruments that qualify for hedge accounting, net of taxes, for the years ended December 31 is as follows (in thousands):

	Interest Rate Derivatives	**Natural Gas Derivatives**	**Total Derivatives**
Balance at December 31, 2006	$ -	$ (185)	$ (185)
2007 changes in fair value	-	202	202
Balance at December 31, 2007	-	17	17
2008 changes in fair value	**(17,440)**	**(884)**	**(18,324)**
Reclassification to earnings	**(818)**	**-**	**(818)**
Balance at December 31, 2008	**$ (18,258)**	**$ (867)**	**$ (19,125)**

Financial Instruments

As further discussed in Note 4, in connection with the development of Gaylord National the Company received two notes receivable from Prince George's County, Maryland which had an aggregate carrying value of $132.3 million as of December 31, 2008. The aggregate fair value of these notes receivable, based upon current market interest rates of notes receivable with comparable market ratings and current expectations about the timing of debt service payments under the notes, was approximately $115 million as of December 31, 2008.

As more fully discussed in Note 7, the Company has outstanding $321.5 million in aggregate principal amount of Senior Notes due 2013 that accrue interest at a fixed rate of 8% ("8% Senior Notes"). The Company has entered into fixed to variable interest rate swaps with respect to $125.0 million in aggregate principal amount of the 8% Senior Notes. The carrying value of $125.0 million of the 8% Senior Notes covered by this interest rate swap approximates fair value based upon the variable nature of this financial instrument's interest rate. However, the $196.5 million carrying value of the remaining 8% Senior Notes does not approximate fair value. The fair value of this financial instrument, based upon quoted market prices, was $149.3 million as of December 31, 2008.

As more fully discussed in Note 7, the Company has outstanding $207.7 million in aggregate principal amount of Senior Notes due 2014 that accrue interest at a fixed rate of 6.75% ("6.75% Senior Notes"). The fair value of the 6.75% Senior Notes, based upon quoted market prices, was $151.6 million as of December 31, 2008.

As more fully discussed in Note 7, the Company has $722.5 million in borrowings outstanding under its $1.0 billion credit facility that accrue interest at a rate of LIBOR plus 2.50%. Because the margin of 2.50% is fixed, the fair value of borrowings outstanding under the $1.0 billion credit facility do not approximate fair value. The fair value of the $722.5 million in borrowings outstanding under the $1.0 billion credit facility, based upon the present value of cash flows discounted at current market interest rates, was approximately $670 million as of December 31, 2008.

The carrying amount of short-term financial instruments (cash, short-term investments, trade receivables, accounts payable and accrued liabilities) approximates fair value due to the short maturity of those instruments. The concentration of credit risk on trade receivables is minimized by the large and diverse nature of the Company's customer base.

Derivatives and Hedging Activities

As more fully discussed in Note 8, the Company utilizes derivative financial instruments to reduce interest rate risks related to its variable rate debt and to manage risk exposure to changes in the value of certain owned marketable securities and portions of its fixed rate debt, as well as changes in the prices at which the Company purchases natural gas. The Company records derivatives in accordance with the provisions of SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" ("SFAS 133"), which was subsequently amended by SFAS No. 138 and SFAS No. 149. SFAS 133, as amended, established accounting and reporting standards for derivative instruments and hedging activities. SFAS 133, as amended, requires all derivatives to be recognized in the statement of financial position and to be measured at fair value. Changes in the fair value of those instruments are reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting.

Financial exposures are managed as an integral part of the Company's risk management program, which seeks to reduce the potentially adverse effect that the volatility of the marketable securities, interest rate and natural gas commodity markets may have on operating results. The Company does not engage in speculative transactions, nor does it hold or issue financial instruments for trading purposes. The Company formally documents hedging instruments and hedging items, as well as its risk management objective and strategy for undertaking hedged items. This process includes linking all derivatives that are designated as fair value and cash flow hedges to specific assets, liabilities or firm commitments on the consolidated balance sheet or to forecasted transactions. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective, the derivative expires or is sold or terminated, or the derivative is discontinued because it is unlikely that a forecasted transaction will occur, the Company discontinues hedge accounting prospectively for that specific hedge instrument.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in previously issued financial statements have been reclassified to conform to the 2008 presentation. Assets held in a rabbi trust related to the Company's deferred compensation plan that are payable to employees in the amount of $11.6 million at December 31, 2007 have been included in the long-term assets and long-term liabilities balances in the consolidated balance sheet.

Newly Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. We adopted the provisions of this statement during the first quarter of 2008. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, *"Effective Date of FASB Statement No. 157,"* which provides a one year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company adopted the provisions of SFAS 157 with respect to its financial assets and liabilities only. The Company will adopt the provisions of SFAS 157 with respect to its non-financial assets and non-financial liabilities in the first quarter of 2009. The adoption of this statement with respect to the Company's financial assets and liabilities did not have a material impact on its consolidated results of operations and financial condition and the Company does not expect the adoption of this statement with respect to its non-financial assets and non-financial liabilities to have a material impact on its consolidated results of operations and financial condition. See Note 16 for additional disclosures.

In September 2006, the FASB issued SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106, and 132(R)"* ("SFAS 158"). SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, "postretirement benefit plans") to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. On December 31, 2006, we adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 on the Company's financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. SFAS 158's provisions regarding the change in the measurement date of postretirement benefit plans is effective for fiscal years ending after December 15, 2008. The Company adopted the measurement date provision for the fiscal year ending December 31, 2008. The adoption of SFAS 158 did not have a material impact on the Company's consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment to FASB Statement No. 115,"* which permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. The fair value option (i) may be applied instrument by instrument, with certain exceptions, (ii) is irrevocable (unless a new election date occurs) and (iii) is applied only to entire instruments and not to portions of instruments. The Company adopted the provisions of this statement beginning in the first quarter of 2008. The Company has elected not to apply the fair value option to any of its financial instruments, so the adoption of this statement did not have a material impact on its consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), *"Business Combinations"* ("SFAS 141(R)"). SFAS 141(R) replaces SFAS 141 and applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141(R) requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. SFAS 141(R) requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under SFAS 141. Under SFAS 141(R), the requirements of SFAS No. 146, "*Accounting for Costs Associated with Exit or Disposal Activities*," would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, no amounts should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of SFAS No. 5, "*Accounting for Contingencies*." This statement is effective prospectively, except for certain retrospective adjustments to deferred tax balances, for fiscal years beginning after December 15, 2008. The Company will adopt the provisions of this statement in the first quarter of 2009. The Company is assessing the potential impact of this statement on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "*Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133*" ("SFAS 161"). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Company will adopt the provisions of this statement in the first quarter of 2009, and it does not expect the adoption of SFAS 161 to have a material impact on the Company's consolidated financial position or results of operations.

In November 2008, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 08-6, *Accounting for Equity Method Investments*" ("EITF 08-6"). EITF 08-6 concludes that an equity method investment should be recognized by using a cost accumulation model. In addition, equity method investments as a whole should be assessed for other-than-temporary impairment. This consensus is effective for fiscal years beginning after December 15, 2008. The Company will adopt the provisions of this statement beginning in the first quarter of 2009, and it does not expect the adoption of EITF 08-6 to have a material impact on the Company's consolidated financial position or results of operations.

2. Discontinued Operations

As discussed in Note 1, the Company has reflected the following businesses as discontinued operations, consistent with the provisions of SFAS 144. The results of operations, net of taxes (prior to their disposal, where applicable) and the carrying value of the assets and liabilities of these businesses have been reflected in the accompanying consolidated financial statements as discontinued operations in accordance with SFAS 144 for all periods presented.

ResortQuest

During the second quarter of 2007, in a continued effort to focus on its Gaylord Hotels and Opry and Attractions businesses, the Company committed to a plan of disposal of its ResortQuest business. On May 31, 2007, the Company completed the sale of its ResortQuest Hawaii operations through the transfer of all of its equity interests in its ResortQuest Hawaii subsidiaries ("ResortQuest Hawaii") to Vacation Holdings Hawaii, Inc., an affiliated company of Interval International, for $109.1 million in cash, prior to giving effect to a purchase price adjustment based on the working capital of ResortQuest Hawaii as of the closing. The Company retained its 19.9% ownership interest in RHAC Holdings, LLC and its 18.1% ownership interest in Waipouli Holdings LLC, which ownership interests were excluded from this transaction. For the year ended December 31, 2007, the Company recognized a pretax gain of $50.0 million in discontinued operations in the accompanying consolidated statements of operations related to the sale of ResortQuest Hawaii. In connection with the sale of ResortQuest Hawaii, the Company recorded pre-tax restructuring charges for employee severance benefits of $0.4 million for the year ended December 31, 2007, all of which was included in the pre-tax gain on the sale of ResortQuest Hawaii.

On June 1, 2007, the Company completed the sale of the remainder of the operations of its ResortQuest subsidiary through the transfer of all of its capital stock in its ResortQuest Mainland subsidiary ("ResortQuest Mainland") to BEI-RZT Corporation, a subsidiary of Leucadia National Corporation for $35.0 million, prior to giving effect to certain purchase price adjustments, including a purchase price adjustment based on the working capital of

ResortQuest Mainland as of the closing. The Company recognized a pretax loss of $59.5 million in discontinued operations in the accompanying consolidated statements of operations for the year-ended December 31, 2007 related to the sale of ResortQuest Mainland. In connection with the sale of ResortQuest Mainland, the Company recorded pre-tax restructuring charges for employee severance benefits of $0.4 million for the year ended December 31, 2007, of which $0.3 million was included in the pretax loss on the sale of ResortQuest Mainland. The Company recorded pre-tax restructuring charges for employee severance benefits of $0.3 million for the year ended December 31, 2008.

The Company evaluated its goodwill and other intangible assets with indefinite useful lives related to ResortQuest for impairment as of December 31, 2006 as described in Note 1. In connection with this impairment test, the Company determined that the fair value of the ResortQuest trade name was less than its carrying value. As a result, the Company recorded an impairment charge of $12.1 million to write down the carrying value of the ResortQuest trade name to its fair value. Also in connection with the annual impairment test, the Company determined that the fair values of certain reporting units of ResortQuest were less than the carrying values of those reporting units, which indicated the goodwill related to those reporting units was impaired. Therefore, the Company recorded an impairment charge of $85.0 million to write down the carrying values of goodwill at the impaired reporting units to their implied fair values. In addition, during the fourth quarter of 2006, the Company indefinitely suspended the development of a new enterprise property management system for ResortQuest and determined that it was no longer probable that it would be completed and placed in service. Therefore, the Company recorded an impairment charge of $12.6 million to write off the system's carrying value.

Also during 2006, the Company received $5.3 million in cash in full settlement of its claim under its business interruption insurance policies for profits lost by ResortQuest as a result of hurricanes Ivan, Dennis and Charley. The Company has recorded the net recovery of $4.9 million as revenue in the results of operations of businesses accounted for as discontinued operations presented below.

The following table reflects the results of operations of businesses accounted for as discontinued operations for the years ended December 31 (amounts in thousands):

	2008	2007	2006
REVENUES:			
ResortQuest	$ -	$ 91,229	$ 227,969
OPERATING LOSS:			
ResortQuest	$ (354)	$ (4,460)	$ (1,965)
Other	-	517	6
Impairment charges	-	-	(110,710)
Restructuring charges	(262)	(125)	(44)
Total operating loss	(616)	(4,068)	(112,713)
INTEREST EXPENSE, NET OF AMOUNTS CAPITALIZED	(4)	(17)	754
INTEREST INCOME	-	309	1,058
OTHER GAINS AND (LOSSES)			
ResortQuest	159	(9,450)	6,074
Other	55	-	216
Total other gains and (losses)	214	(9,450)	6,290
Loss before benefit for income taxes	(406)	(13,226)	(104,611)
BENEFIT FOR INCOME TAXES	(161)	(23,149)	(20,398)
Income (loss) from discontinued operations	$ (245)	$ 9,923	$ (84,213)

Included in other gains and (losses) in 2008 is miscellaneous income and expense. Included in other gains and (losses) in 2007 is a pre-tax gain of $50.0 million on the sale of ResortQuest Hawaii and a pre-tax loss of $59.5 million on the sale of ResortQuest Mainland. The remaining gains and (losses) in 2007 are primarily comprised of miscellaneous income and expense. Other gains and (losses) in 2006 are primarily comprised of a $5.9 million gain on the collection of a note receivable by ResortQuest that was previously considered uncollectible, gains and losses recognized on the resolution of various contingent items subsequent to the sale of certain ResortQuest markets, as well as gains and losses on the sales of fixed assets and other miscellaneous income and expense.

The benefit for income taxes for the year ended December 31, 2007 primarily relates to a permanent tax benefit recognized due to differences between book and tax basis on the sales of ResortQuest Hawaii and ResortQuest Mainland, the Company settling certain ResortQuest issues with the Internal Revenue Service related to periods prior to the acquisition of ResortQuest, the tax effect of interest charged to ResortQuest International, Inc. during the period, and the write-off of taxable goodwill associated with the ResortQuest markets sold in this period.

The assets and liabilities of the discontinued operations presented in the accompanying consolidated balance sheets at December 31 are comprised of (amounts in thousands):

	December 31, 2008	December 31, 2007
Current assets:		
Prepaid expenses	$ -	$ 106
Other current assets	197	691
Total current assets	197	797
Total assets	$ 197	$ 797
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,329	$ 2,760
Total current liabilities	1,329	2,760
Other long-term liabilities:		
Other long-term liabilities	446	542
Total long-term liabilities	446	542
Total liabilities	$ 1,775	$ 3,302

3. Property and Equipment

Property and equipment of continuing operations at December 31 is recorded at cost and summarized as follows (amounts in thousands):

	2008	2007
Land and land improvements	$ 198,169	$ 167,745
Buildings	2,180,232	1,284,432
Furniture, fixtures and equipment	510,358	408,379
Construction in progress	47,234	949,776
	2,935,993	2,810,332
Accumulated depreciation	(708,419)	(614,068)
Property and equipment, net	$ 2,227,574	$ 2,196,264

Depreciation expense, including amortization of assets under capital lease obligations, of continuing operations for the years ended December 31, 2008, 2007 and 2006 was $104.1 million, $73.3 million, and $71.3 million, respectively. Capitalized interest for the years ended December 31, 2008, 2007 and 2006 was $16.4 million, $42.3 million, and $10.0 million, respectively.

4. Notes Receivable

In connection with the development of Gaylord National, Prince George's County, Maryland ("the County") issued three series of bonds. The first bond issuance, with a face value of $65 million, was issued by the County in April 2005 to support the cost of infrastructure being constructed by the project developer, such as roads, water and sewer lines. The second bond issuance, with a face value of $95 million ("Series A Bond"), was issued by the County in April 2005 and placed into escrow until substantial completion of the convention center and 1,500 rooms within the hotel. The Series A Bond and the third bond issuance, with a face value of $50 million ("Series B Bond"), were delivered to the Company upon substantial completion and opening of the Gaylord National on April 2, 2008. The interest rate on the Series A Bond and Series B Bond is 8.0% and 10.0%, respectively.

The Company is currently holding the Series A Bond and Series B Bond and receiving the debt service thereon, which is payable from tax increments, hotel taxes and special hotel rental taxes generated from the development. Accordingly, during the second quarter of 2008, the Company calculated the present value of the future debt service payments from the Series A Bond and Series B Bond based on their effective interest rates of 8.04% and 11.42%, respectively, at the time the bonds were delivered to the Company and recorded a note receivable and offset to property and equipment in the amounts of $93.8 million and $38.3 million, respectively, in the accompanying consolidated balance sheet. The Company also calculated the present value of the interest that had accrued on the Series A Bond between its date of issuance and delivery to the Company based on its effective interest rate of 8.04% at the time the bond was delivered to the Company and recorded a note receivable and offset to property and equipment in the amount of $18.3 million in the accompanying consolidated balance sheet. The Company is recording the amortization of discount on these notes receivable as interest income over the life of the notes.

During the year ended December 31, 2008, the Company recorded interest income of $11.3 million on these bonds, which included $9.4 million of interest that accrued on the bonds subsequent to their delivery to the Company and $1.9 million related to amortization of the discount on the bonds.

5. Impairment and Other Charges

La Cantera

The Company entered into an Agreement of Purchase and Sale dated as of November 19, 2007 (the "Purchase Agreement") with LCWW Partners, a Texas joint venture, and La Cantera Development Company, a Delaware corporation (collectively, "Sellers"), to acquire the assets related to the Westin La Cantera Resort, located in San Antonio, Texas (the "La Cantera Resort"). The Purchase Agreement also provided for the Company's purchase of approximately 90 acres of undeveloped land adjacent to the resort property.

On January 21, 2008, the Company entered into an amendment (the "Amendment") with Sellers to the Purchase Agreement. The Amendment extended the closing date under the Purchase Agreement to April 30, 2008 (prior to the Amendment, the closing date was scheduled to occur no later than January 31, 2008). The Amendment also provided that the $10.0 million deposit (the "Deposit") previously paid by the Company to an escrow agent under the Purchase Agreement, which was recorded in property and equipment in the accompanying consolidated balance sheet as of December 31, 2007, would be released to Sellers, and that the Deposit would be non-refundable to the Company except in connection with the voluntary and intentional default by Sellers in their obligations to be performed on the closing date.

The Amendment conditioned the closing of the transactions under the Purchase Agreement on the Company arranging financing satisfactory to the Company in its sole discretion in order to fund the transaction. On April 15, 2008, as permitted by the Amendment, the Company terminated the Purchase Agreement on the basis that the Company did not obtain satisfactory financing. Pursuant to the terms of the Purchase Agreement and the Amendment, the Company forfeited the $10.0 million deposit previously paid to Sellers. As a result, the Company recorded an impairment charge of $12.0 million during the year ended December 31, 2008 to write off the deposit, as well as certain transaction-related expenses that were also capitalized in connection with the potential acquisition.

Chula Vista

On July 25, 2006, the Unified Port of San Diego Board of Commissioners and the City of Chula Vista approved a non-binding letter of intent with the Company, outlining the general terms of the Company's development of a 1,500 to 2,000 room convention hotel in Chula Vista, California. The parties extended the termination date for the non-binding letter of intent to December 31, 2008. On November 17, 2008, the Company announced that it had terminated its plans to develop a resort and convention hotel in Chula Vista due to prolonged planning and approval processes, a complicated regulatory and legal structure, and excessive off-site infrastructure costs. As a result of this decision, the Company incurred a non-cash impairment charge of approximately $4.7 million during the year ended December 31, 2008 to write off certain costs that were capitalized in connection with the Chula Vista project.

Waipouli Holdings, LLC

As further discussed in Note 6, through a joint venture arrangement, the Company holds an 18.1% ownership interest in Waipouli Holdings, LLC, which through a wholly-owned subsidiary, owns the ResortQuest Kauai Beach at Makaiwa Hotel, located in Kapaa, Hawaii ("the Kauai Hotel"). During the fourth quarter of 2008, the Company determined that it would not be able to recover its investment in Waipouli Holdings, LLC by either continuing to operate the hotel or by selling the hotel. Therefore, in accordance with Accounting Principles Board Opinion No. 18, "*The Equity Method of Accounting for Investments in Common Stock*" and AICPA SOP 78-9, "*Accounting for Investments in Real Estate Ventures*" ("SOP 78-9"), the Company recorded an impairment charge of $2.5 million during the fourth quarter of 2008 to write off its investment and accrue the estimated costs of disposal related to Waipouli Holdings, LLC.

6. Investments

Investments related to continuing operations at December 31 are summarized as follows (amounts in thousands):

	2008	2007
Long term investments:		
RHAC Holdings, LLC	$ 1,131	$ 796
Waipouli Holdings, LLC	-	3,347
Total long-term investments	$ 1,131	$ 4,143

RHAC Holdings, LLC

Through a joint venture arrangement with G.O. IB-SIV US, a private real estate fund managed by DB Real Estate Opportunities Group ("IB-SIV"), the Company holds a 19.9% ownership interest in RHAC Holdings, LLC, which it acquired in exchange for its initial capital contribution of $4.7 million to RHAC Holdings, LLC in 2005. Through a wholly-owned subsidiary, RHAC, LLC, RHAC Holdings LLC owns the 716-room ResortQuest Waikiki Beach Hotel and related assets located in Honolulu, Hawaii ("the Waikiki Hotel"). RHAC, LLC financed the purchase of the Waikiki Hotel by entering into a series of loan transactions with Greenwich Capital Financial Products, Inc. (the "Waikiki Hotel Lender") consisting of a $70.0 million senior loan secured by the Waikiki Hotel and a $16.3 million mezzanine loan secured by the ownership interest of RHAC, LLC (collectively, the "Waikiki Hotel Loans"). On September 29, 2006, RHAC, LLC refinanced the Waikiki Hotel Loans with the Waikiki Hotel Lender, which resulted in the mezzanine loan increasing from $16.3 million to $34.9 million. IB-SIV is the managing member of RHAC Holdings, LLC, but certain actions of RHAC Holdings, LLC initiated by IB-SIV require the Company's approval as a member. In addition, under the joint venture arrangement, Aston Hotels & Resorts (recently renamed from ResortQuest Hawaii, which we formerly owned) manages the hotel under a 20-year hotel management agreement with RHAC, LLC and Aston Hotels & Resorts is responsible for the day-to-day operations of the Waikiki Hotel in accordance with RHAC, LLC's business plan. The Company is accounting for its investment in RHAC Holdings, LLC under the equity method of accounting in accordance with Emerging Issues Task Force ("EITF") Issue No. 03-16, "*Accounting for Investments in Limited Liability Companies*" ("EITF 03-16"), SOP 78-9, and EITF Abstracts Topic No. D-46, "*Accounting for Limited Partnership Investments*" ("EITF D-46"). The Company retained its ownership interest in RHAC Holdings, LLC after the sale of ResortQuest Hawaii.

For the period January 1, 2007 to May 31, 2007 (which is the period during 2007 that the Company owned ResortQuest Hawaii) and the year ended December 31, 2006, ResortQuest Hawaii earned total fees of $1.0 million and $1.9 million, respectively, from its management agreement with RHAC, LLC.

Waipouli Holdings, LLC

Through a joint venture arrangement with RREEF Global Opportunities Fund II, LLC, a private real estate fund managed by DB Real Estate Opportunities Group ("RREEF"), the Company holds an 18.1% ownership interest in Waipouli Holdings, LLC, which it acquired in exchange for its initial capital contribution of $3.8 million to Waipouli Holdings, LLC in 2006. Through a wholly-owned subsidiary, Waipouli Owner, LLC, Waipouli Holdings, LLC owns the 311-room Kauai Hotel. Waipouli Owner, LLC financed the purchase of the Kauai Hotel in 2006 by entering into a series of loan transactions with Morgan Stanley Mortgage Capital, Inc. (the "Kauai Hotel Lender") consisting of a $52.0 million senior loan secured by the Kauai Hotel, an $8.2 million senior mezzanine loan secured by the ownership interest of Waipouli Owner, LLC, and an $8.2 million junior mezzanine loan secured by the ownership interest of Waipouli Owner, LLC (collectively, the "Kauai Hotel Loans"). RREEF is the managing member of Waipouli Holdings, LLC, but certain actions of Waipouli Holdings, LLC initiated by RREEF require the Company's approval as a member. In addition, under the joint venture arrangement, Aston Hotels & Resorts (recently renamed from ResortQuest Hawaii, which we formerly owned) manages the hotel under a five-year hotel management agreement with Waipouli Owner, LLC and Aston Hotels & Resorts is responsible for the day-to-day operations of the Kauai Hotel in accordance with Waipouli Owner, LLC's business plan. The Company accounts for its investment in Waipouli Holdings, LLC under the equity method of accounting in accordance with EITF 03-16, SOP 78-9 and EITF D-46. The Company retained its ownership interest in Waipouli Holdings, LLC after the sale of ResortQuest Hawaii.

For the period January 1, 2007 to May 31, 2007 (which is the period during 2007 that the Company owned ResortQuest Hawaii) and the period June 21, 2006 to December 31, 2006, ResortQuest Hawaii earned total fees of $0.4 million and $0.6 million, respectively, from its management agreement with Waipouli Owner, LLC. In October 2006, Waipouli Owner, LLC requested RREEF and the Company to make an additional capital contribution of $1.7 million to Waipouli Holdings, LLC to fund the purchase of the land on which the Kauai Hotel is built. The Company elected not to make the requested capital contribution, which diluted its ownership interest in Waipouli Holdings, LLC from 19.9% to 18.1% as of December 31, 2006.

As more fully discussed in Note 5, the Company recognized a non-cash impairment charge of approximately $2.5 million during the year ended December 31, 2008 to write off its investment in Waipouli Holdings, LLC.

Bass Pro

Prior to May 31, 2007, the Company owned 13.0% of Bass Pro Group, LLC, the owner of Bass Pro, Inc., Tracker Marine Boats and Big Cedar Lodge businesses. On May 31, 2007, the Company completed the sale of all of its ownership interest in Bass Pro Group, LLC to Bass Pro Group, LLC for a purchase price of $222.0 million in cash. The Company recognized a pre-tax gain of $140.3 million from the sale of its interest in Bass Pro Group, LLC, which is recorded in other gains and losses in the accompanying consolidated statements of operations. Net proceeds from the sale of $221.5 million were used to reduce the Company's outstanding indebtedness. The Company's Chief Executive Officer formerly served as a member of the board of managers of Bass Pro Group, LLC but resigned upon consummation of the sale.

Summary financial information for Bass Pro Group, LLC (and Bass Pro, Inc.) from which the Company's equity method income was derived is as follows (in thousands):

	2006
Net sales	$2,075,865
Gross profit	729,775
Net income	75,326

7. Debt

The Company's debt and capital lease obligations related to continuing operations at December 31 consisted of (amounts in thousands):

	2008	2007
$1.0 Billion Credit Facility	**$ 722,500**	$ 398,000
8.00% Senior Notes	**321,459**	350,000
6.75% Senior Notes	**207,700**	225,000
Nashville Predators Promissory Note	**2,000**	3,000
Capital lease obligations	**3,007**	3,101
Fair value hedge effective for 8.00% Senior Notes	**6,235**	1,999
Total debt	**1,262,901**	981,100
Less amounts due within one year	**(1,904)**	(2,058)
Total long-term debt	**$ 1,260,997**	$ 979,042

Note 12 discusses the Nashville Predators Promissory Note and capital lease obligations in more detail, including annual maturities.

Annual maturities of long-term debt, excluding capital lease obligations and derivatives, are as follows (amounts in thousands).

2009	**$ 1,000**
2010	**1,000**
2011	**-**
2012	**722,500**
2013	**321,459**
Years thereafter	**207,700**
Total	**$ 1,253,659**

Accrued interest payable at December 31, 2008 and 2007 was $10.3 and $8.2 million, respectively, and is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets.

$1.0 Billion Credit Facility

Prior to its refinancing on July 25, 2008, the Company had in place an Amended and Restated Credit Agreement by and among the Company, certain subsidiaries of the Company party thereto, as guarantors, the lenders party thereto and Bank of America, N.A., as administrative agent (the "$1.0 Billion Credit Facility"). The $1.0 Billion Credit Facility was effective March 23, 2007 and represented an increase of the Company's previous $600.0 million credit facility.

The $1.0 Billion Credit Facility consisted of the following components: (a) a $300.0 million senior secured revolving credit facility, which included a $50.0 million letter of credit sublimit and a $30.0 million sublimit for swingline loans, and (b) a $700.0 million senior secured delayed draw term loan facility, which could be drawn on in one or more advances during its term. The revolving loan, letters of credit and term loan were set to mature on March 9, 2010. At the Company's election, the revolving loans and the term loans bore interest at an annual rate of LIBOR plus an applicable margin ranging from 1.25% to 1.75% or the lending banks' base rate plus an applicable margin ranging from 0.00% to 0.50%, subject to adjustments based on the Company's borrowing base leverage. As further discussed in Note 8, the Company entered into interest rate swaps with respect to $403.0 million aggregate principal amount of borrowings under the delayed draw term loan facility to convert the variable rate on those borrowings to a fixed weighted average interest rate of 2.98% plus the applicable margin on these borrowings during the term of the swap agreements. Interest on the Company's borrowings was payable quarterly, in arrears, for base rate loans and at the end of each interest rate period for LIBOR rate-based loans. Principal was payable in full at maturity. The Company was required to pay a commitment fee ranging from 0.125% to 0.35% per year of the average unused portion of the $1.0 Billion Credit Facility.

On July 25, 2008, the Company refinanced the $1.0 Billion Credit Facility by entering into a Second Amended and Restated Credit Agreement (the "New $1.0 Billion Credit Facility") by and among the Company, certain subsidiaries of the Company party thereto, as guarantors, the lenders party thereto and Bank of America, N.A., as administrative agent. The New $1.0 Billion Credit Facility consists of the following components: (a) $300.0 million senior secured revolving credit facility, which includes a $50.0 million letter of credit sublimit and a $30.0 million sublimit for swingline loans, and (b) a $700.0 million senior secured term loan facility. The term loan facility was fully funded at closing. The New $1.0 Billion Credit Facility also includes an accordion feature that will allow the Company to increase the New $1.0 Billion Credit Facility by a total of up to $400.0 million in no more than three occasions, subject to securing additional commitments from existing lenders or new lending institutions. The revolving loan, letters of credit, and term loan mature on July 25, 2012. At the Company's election, the revolving loans and the term loans will bear interest at an annual rate of LIBOR plus 2.50% or a base rate (the higher of the lead bank's prime rate and the federal funds rate) plus 0.50%. As further discussed in Note 8, the Company entered into interest rate swaps with respect to $500.0 million aggregate principal amount of borrowings under the term loan portion to convert the variable rate on those borrowings to a fixed weighted average interest rate of 3.94% plus the applicable margin on these borrowings during the term of the swap agreements. Interest on the Company's borrowings is payable quarterly, in arrears, for base rate loans and at the end of each interest rate period for LIBOR rate-based loans. Principal is payable in full at maturity. The Company will be required to pay a commitment fee of 0.25% per year of the average unused portion of the New $1.0 Billion Credit Facility.

The purpose of the New $1.0 Billion Credit Facility is for working capital, capital expenditures, the financing of the remaining costs and expenses related to the construction of the Gaylord National hotel, and other corporate purposes.

The New $1.0 Billion Credit Facility is (i) secured by a first mortgage and lien on the real property and related personal and intellectual property of the Company's Gaylord Opryland hotel, Gaylord Texan hotel, Gaylord Palms hotel and Gaylord National hotel, and pledges of equity interests in the entities that own such properties and (ii) guaranteed by each of the four wholly owned subsidiaries that own the four hotels. Advances are subject to a 55% borrowing base, based on the appraisal value of the hotel properties (reduced to 50% in the event a hotel property is sold).

In addition, the New $1.0 Billion Credit Facility contains certain covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The material financial covenants, ratios or tests contained in the New $1.0 Billion Credit Facility are as follows:

- The Company must maintain a consolidated funded indebtedness to total asset value ratio as of the end of each calendar quarter of not more than 65%.

- The Company must maintain a consolidated tangible net worth of not less than the sum of $600.0 million, increased on a cumulative basis as of the end of each calendar quarter, commencing with the calendar quarter ending March 31, 2005, by an amount equal to (i) 75% of consolidated net income (to the extent positive) for the calendar quarter then ended, plus (ii) 75% of the proceeds received by the Company or any of the Company's subsidiaries in connection with any equity issuance.

- The Company must maintain a minimum consolidated fixed charge coverage ratio, as defined in the agreement, of not less than 2.00 to 1.00.

- The Company must maintain an implied debt service coverage ratio (the ratio of adjusted net operating income to monthly principal and interest that would be required if the outstanding balance were amortized over 25 years at an assumed fixed rate) of not less than 1.60 to 1.00.

If an event of default shall occur and be continuing under the New $1.0 Billion Credit Facility, the commitments under the New $1.0 Billion Credit Facility may be terminated and the principal amount outstanding under the New $1.0 Billion Credit Facility, together with all accrued unpaid interest and other amounts owing in respect thereof, may be declared immediately due and payable. The New $1.0 Billion Credit Facility is cross-defaulted to the Company's other indebtedness.

As a result of the refinancing of the $1.0 Billion Credit Facility, the Company wrote off $1.3 million of deferred financing costs, which is included in interest expense in the accompanying consolidated statements of operations for the year ended December 31, 2008.

As of December 31, 2008, $722.5 million of borrowings were outstanding under the New $1.0 Billion Credit Facility, and the lending banks had issued $10.3 million of letters of credit under the facility for the Company, which left $267.2 million of availability under the credit facility (subject to the satisfaction of debt incurrence tests under the indentures governing our senior notes).

8% Senior Notes

On November 12, 2003, the Company completed its offering of $350 million in aggregate principal amount of senior notes due 2013 in an institutional private placement. The Company filed an exchange offer registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") with respect to the 8% Senior Notes and subsequently exchanged the existing senior notes for publicly registered senior notes with the same terms after the registration statement was declared effective in April 2004. The interest rate on these notes is 8%, although the Company has entered into fixed to variable interest rate swaps with respect to $125 million principal amount of the 8% Senior Notes, which swaps result in an effective interest rate of LIBOR plus 2.95% with respect to that portion of the 8% Senior Notes. The 8% Senior Notes, which mature on November 15, 2013, bear interest semi-annually in arrears on May 15 and November 15 of each year, starting on May 15, 2004. The 8% Senior Notes are redeemable, in whole or in part by the Company, at any time on or after November 15, 2008 at a designated redemption amount, plus accrued and unpaid interest. The 8% Senior Notes rank equally in right of payment with the Company's other unsecured unsubordinated debt, but are effectively subordinated to all the Company's secured debt to the extent of the assets securing such debt. The 8% Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by generally all of the Company's active domestic subsidiaries. In connection with the offering and subsequent registration of the 8% Senior Notes, the Company paid approximately $10.1 million in deferred financing costs. The net proceeds from the offering of the 8% Senior Notes, together with $22.5 million of the Company's cash on hand, were used as follows:

- $275.5 million was used to repay the $150 million senior term loan portion and the $50 million subordinated term loan portion of a senior secured credit facility secured by the Company's Florida and Texas hotel properties, as well as the remaining $66 million of a mezzanine loan secured by the equity interest in a wholly-owned subsidiary that owned Gaylord Opryland and to pay certain fees and expenses related to the ResortQuest acquisition; and

- $79.2 million was placed in escrow pending consummation of the ResortQuest acquisition. As of November 20, 2003, the $79.2 million together with $8.2 million of the available cash, was used to repay (i) ResortQuest's senior notes and its credit facility, the principal amount of which aggregated $85.1 million at closing, and (ii) a related prepayment penalty.

The 8% Senior Notes indenture contains certain covenants which, among other things, limit the incurrence of additional indebtedness (including additional indebtedness under the Company's senior secured delayed draw term loan facility), investments, dividends, transactions with affiliates, asset sales, capital expenditures, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The 8% Senior Notes are cross-defaulted to the Company's other indebtedness.

During December 2008, the Company repurchased $28.5 million in aggregate principal amount of its outstanding 8% Senior Notes for $16.7 million. After adjusting for accrued interest and deferred financing costs, the Company recorded a pretax gain of $11.6 million as a result of the repurchase, which is recorded as a gain on extinguishment of debt in the accompanying consolidated statement of operations.

6.75% Senior Notes

On November 30, 2004, the Company completed its offering of $225 million in aggregate principal amount of senior notes due 2014 in an institutional private placement. In April 2005, the Company filed an exchange offer registration statement on Form S-4 with the SEC with respect to the 6.75% Senior Notes and subsequently exchanged the existing senior notes for publicly registered senior notes with the same terms after the registration statement was declared effective in May 2005. The interest rate of these notes is 6.75%. The 6.75% Senior Notes, which mature on November 15, 2014, bear interest semi-annually in cash in arrears on May 15 and November 15 of each year, starting on May 15, 2005. The 6.75% Senior Notes are redeemable, in whole or in part by the Company, at any time on or after November 15, 2009 at a designated redemption amount, plus accrued and unpaid interest. The 6.75% Senior Notes rank equally in right of payment with the Company's other unsecured unsubordinated debt, but are effectively subordinated to all of the Company's secured debt to the extent of the assets securing such debt. The 6.75% Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by generally all of the Company's active domestic subsidiaries. In connection with the offering of the 6.75% Senior Notes, the Company paid approximately $4.2 million in deferred financing costs. The net proceeds from the offering of the 6.75% Senior Notes, together with cash on hand, were used to repay a senior loan that was secured by a first mortgage lien on the assets of Gaylord Opryland and to provide capital for growth of the Company's other businesses and other general corporate purposes.

The 6.75% Senior Notes indenture contains certain covenants which, among other things, limit the incurrence of additional indebtedness (including additional indebtedness under the Company's senior secured delayed draw term loan facility), investments, dividends, transactions with affiliates, asset sales, capital expenditures, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The 6.75% Senior Notes are cross-defaulted to the Company's other indebtedness.

During December 2008, the Company repurchased $17.3 million in aggregate principal amount of its outstanding 6.75% Senior Notes for $9.0 million. After adjusting for accrued interest and deferred financing costs, the Company recorded a pretax gain of $8.2 million as a result of the repurchase, which is recorded as a gain on extinguishment of debt in the accompanying consolidated statement of operations.

$600.0 Million Credit Facility

On March 10, 2005, the Company entered into a $600.0 million credit facility with Bank of America, N.A. acting as the administrative agent. This credit facility, which replaced a $100.0 million revolving credit facility, consisted of the following components: (a) a $300.0 million senior secured revolving credit facility, which included a $50.0 million letter of credit sublimit, and (b) a $300.0 million senior secured delayed draw term loan facility, which could be drawn in one or more advances during its term. The credit facility also included an accordion feature that allowed the Company, on a one-time basis, to increase the credit facilities by a total of up to $300.0 million, subject to securing additional commitments from existing lenders or new lending institutions. The revolving loan, letters of credit and term loan were set to mature on March 9, 2010. At the Company's election, the revolving loans and the term loans had an interest rate of LIBOR plus 2% or the lending banks' base rate plus 1%, subject to adjustments based on the Company's financial performance. Interest on the Company's borrowings was payable quarterly, in arrears, for base rate loans and at the end of each interest rate period for LIBOR rate-based loans. Principal was payable in full at maturity. The Company was required to pay a commitment fee ranging from 0.25% to 0.50% per year of the average unused portion of the credit facility.

On March 23, 2007, the Company refinanced its $600.0 million credit facility by entering into the $1.0 Billion Credit Facility discussed above. As a result of the refinancing, the Company wrote off $1.2 million in deferred financing costs during 2007, which is included in interest expense in the accompanying consolidated statement of operations for the year ended December 31, 2007.

As of December 31, 2008, the Company was in compliance with all of its covenants related to its debt.

8. Derivative Financial Instruments

The Company utilizes derivative financial instruments to manage risk exposure to changes in the variable interest rate on portions of its variable rate debt, changes in the value of portions of its fixed rate debt, and changes in the prices at which the Company purchases natural gas.

Variable Rate Debt

On February 26, 2008, the Company entered into a series of forward-starting interest rate swaps with a combined notional amount of $403.0 million to convert the variable rate on $403.0 million aggregate principal amount of borrowings under the delayed draw term loan portion of the Company's $1.0 Billion Credit Facility to a fixed rate to manage the Company's exposure to changes in interest rates on these borrowings. On July 25, 2008, the Company terminated these interest rate swaps in connection with its refinancing of the $1.0 Billion Credit Facility. Based upon dealer quotes, the fair value of these interest rate swaps was a $1.3 million asset as of the termination date. Accordingly, the Company received $1.3 million in cash from the termination of these swaps, which was recorded as other gains in the accompanying consolidated statements of operations for the year ended December 31, 2008.

In connection with the refinancing of the $1.0 Billion Credit Facility, the Company entered into a new series of forward-starting interest rate swaps with a combined notional amount of $500.0 million to effectively convert the variable rate on $500.0 million aggregate principal amount of borrowings under the term loan portion of the Company's New $1.0 Billion Credit Facility to a fixed rate to manage the Company's exposure to changes in interest rates on these borrowings. Under these swap agreements, which expire on various dates through July 25, 2011, the Company receives a variable rate equal to 3-month LIBOR and pays a weighted average fixed rate of 3.94% during the term of the swap agreements. The critical terms of the swap agreements match the critical terms of the borrowings under the term loan portion of the Company's $1.0 Billion Credit Facility. The Company designated these interest rate swaps as cash flow hedges. The Company records the fair value of these swap agreements as a derivative asset or liability, with the offset applied to other comprehensive income, net of applicable income taxes. Any gain or loss is reclassified from other comprehensive income and recognized in interest expense in the same period or periods during which the hedged transaction affects earnings. As of December 31, 2008, the Company determined that, based upon dealer quotes, with appropriate adjustments for non-performance risk of the parties to the swap contracts, the fair value of these interest rate swap agreements was a $28.5 million liability. The Company recorded a derivative liability of $28.5 million and accumulated other comprehensive loss, net of tax, of $18.3 million.

The Company recorded no ineffectiveness through operations related to any of these interest rate swaps during the year ended December 31, 2008.

Fixed Rate Debt

Upon issuance of the 8% Senior Notes, the Company entered into two interest rate swap agreements with a notional amount of $125.0 million to convert the fixed rate on $125.0 million of the 8% Senior Notes to a variable rate in order to access the lower borrowing costs that were available on floating-rate debt. Under these swap agreements, which mature on November 15, 2013, the Company receives a fixed rate of 8% and pays a variable rate, in arrears, equal to six-month LIBOR plus 2.95%. The terms of the swap agreement mirror the terms of the 8% Senior Notes, including semi-annual settlements on the 15th of May and November each year. Under the provisions of SFAS 133, as amended, changes in the fair value of this interest rate swap agreement must be offset against the corresponding change in fair value of the 8% Senior Notes through earnings. The Company has determined that there will not be an ineffective portion of this fair value hedge and therefore, no impact on earnings. As of December 31, 2008 and 2007, the Company determined that, based upon dealer quotes, the fair value of these interest rate swap agreements was $6.2 million and $2.0 million, respectively. The Company recorded a derivative asset and an offsetting increase in the balance of the 8% Senior Notes accordingly.

Natural Gas Risk Management

The Company uses variable to fixed natural gas price swap contracts to manage unanticipated changes in natural gas and electricity prices. The contracts are based on forecasted usage of natural gas measured in dekatherms.

The Company has designated the variable to fixed natural gas price swap contracts as cash flow hedges. The Company values these outstanding contracts based on pricing provided by a financial institution and reviewed by the Company, with the offset applied to other comprehensive income, net of applicable income taxes, and earnings for any hedge ineffectiveness. Any gain or loss is reclassified from other comprehensive income and recognized in operating costs in the same period or periods during which the hedged transaction affects earnings.

At December 31, 2008, the Company had six variable to fixed natural gas price swap contracts that mature from January 2009 to June 2009 with an aggregate notional amount of approximately 511,000 dekatherms. The fair value of these contracts, based upon dealer quotes, was a $1.6 million liability. The Company recorded a derivative liability and an offsetting decrease in accumulated other comprehensive income, net of applicable income taxes, accordingly. At December 31, 2007, the Company had variable to fixed natural gas price swap contracts that matured from January 2008 to June 2008 with an aggregate notional amount of approximately 601,000 dekatherms. The fair value of these contracts was $45,000. The Company recorded a derivative asset and an offsetting increase in accumulated other comprehensive income, net of applicable income taxes, accordingly.

The ineffective portion of the derivative is recognized in other gains and losses within the accompanying consolidated statement of operations and was not significant for the periods reported. The amount that the Company anticipates that will be reclassified out of accumulated other comprehensive income and into earnings in the next twelve months is a loss of approximately $1.6 million.

Viacom Stock and CBS Stock

Prior to May 2007, the Company held a secured forward exchange contract ("SFEC") with an affiliate of Credit Suisse with respect to its investment in Viacom, Inc. Class B common stock ("Viacom Stock") and CBS Corporation Class B common stock ("CBS Stock"). During May 2007, the SFEC matured and the Company delivered all of the Viacom Stock and CBS Stock to Credit Suisse in full satisfaction of the $613.1 million debt obligation under the SFEC. As a result, the debt obligation, Viacom Stock, CBS Stock, put option, call option, and deferred financing costs related to the SFEC were removed from the consolidated balance sheet. For the years ended December 31, 2007 and 2006, the Company recorded net pretax gains (losses) in the Company's consolidated statements of operations of $3.1 million and ($16.6) million, respectively, related to the increase (decrease) in the fair value of the derivatives associated with the SFEC.

9. Income Taxes

The provision (benefit) for income taxes from continuing operations consists of the following (amounts in thousands):

	Years Ended December 31,		
	2008	**2007**	**2006**
CURRENT:			
Federal	**$ (6,694)**	$ 97,130	$ 97
State	**987**	1,931	5
Total current (benefit) provision	**(5,707)**	99,061	102
DEFERRED:			
Federal	**7,715**	(36,748)	9,444
State	**(1,488)**	352	(5,956)
Effect of tax law change	**526**	-	399
Total deferred provision (benefit)	**6,753**	(36,396)	3,887
Total provision for income taxes	**$ 1,046**	$ 62,665	$ 3,989

In 2007, Maryland Senate Bill No. 2 amended the Annotated Code of Maryland, Tax-General §10-105(b) ("the Code"), revising the income tax on corporations from 7% to 8.25% effective January 1, 2008. The Company has adjusted all affected deferred tax assets and liabilities for these changes in the Code. The effect of the application of these changes is additional tax expense of $0.5 million in 2008 as shown above.

In 2006, Texas House Bill No.3 was passed which amends the Texas Tax Code to revise the existing franchise tax effective for franchise tax reports originally due on or after January 1, 2008. The Company has adjusted all affected deferred tax assets and liabilities for the changes reflected in Texas House Bill No. 3. The effect of the application of these changes is additional tax expense of $0.4 million in 2006 as shown above.

The tax benefits associated with the exercise of stock options and vesting of restricted stock during the years 2008, 2007, and 2006 were $0.2 million, $3.4 million, and $3.6 million, respectively, and are reflected as an adjustment to either additional paid-in capital in the accompanying consolidated statements of stockholders' equity, or deferred tax asset.

In addition to the income tax provision (benefit) discussed above, the Company recognized additional income tax benefit related to discontinued operations as discussed in Note 2 in the amounts of $0.2 million, $23.1 million, and $20.4 million for the years ended December 31, 2008, 2007, and 2006 respectively.

The effective tax rate as applied to pretax income or loss from continuing operations differed from the statutory federal rate due to the following:

	Years Ended December 31,		
	2008	**2007**	**2006**
U.S. federal statutory rate	**35%**	35%	35%
State taxes (net of federal tax benefit and change in valuation allowance)	**0%**	1%	-23%
Permanent items	**-22%**	0%	4%
Discontinued operations	**0%**	2%	27%
Other	**5%**	0%	3%
	18%	38%	46%

The decrease in the Company's effective tax rate for 2008, as compared to 2007, resulted from the impact of permanent differences relative to pre-tax income for each of the respective periods.

For 2007 and 2006, the overall state income tax provision (benefit) includes tax expense (net of change in valuation allowance) related to current year operations of $2.3 million and $1.7 million, respectively. At the end of 2006, the Company underwent a realignment of certain legal entities. As a result of this realignment, the Company recorded a state income tax benefit of approximately $7.2 million (net of federal benefit) related to the net deferred tax liability at the beginning of the year.

Provision is made for deferred federal and state income taxes in recognition of certain temporary differences in reporting items of income and expense for financial statement purposes and income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows (amounts in thousands):

	2008	2007
DEFERRED TAX ASSETS:		
Accounting reserves and accruals	**$ 27,698**	$ 20,223
Defined benefit plan	**9,861**	3,322
Investments in stock and derivatives	**12,028**	3,124
Rent escalation	**18,100**	15,597
State net operating loss carryforwards	**16,216**	13,293
Tax credits and other carryforwards	**824**	-
Goodwill and other intangibles	**4,072**	2,642
Investments in partnerships	**4,871**	4,176
Other assets	**10,997**	10,440
Total deferred tax assets	**104,667**	72,817
Valuation allowance	**(8,188)**	(6,951)
Total deferred tax assets, net of valuation allowance	**96,479**	65,866
DEFERRED TAX LIABILITIES:		
Property and equipment, net	**146,500**	131,823
Investments in stock and derivatives	**-**	16
Other liabilities	**6,369**	-
Total deferred tax liabilities	**152,869**	131,839
Net deferred tax liabilities	**$ 56,390**	$ 65,973

State net operating loss carryforwards at December 31, 2008 totaled $392.5 million resulting in a deferred tax benefit of $16.2 million, which will expire between 2009 and 2028. The use of certain state net operating losses and other state deferred tax assets are limited to the future taxable earnings of separate legal entities. As a result, a valuation allowance has been provided for certain state deferred tax assets, including loss carryforwards. The change in valuation allowance was $1.2 million, ($9.3) million, and $1.0 million in 2008, 2007 and 2006, respectively. Based on the expectation of future taxable income, management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize the deferred tax assets after giving consideration to the valuation allowance. At December 31, 2008, none of the total valuation allowance is related to deferred tax assets for which any subsequently recognized tax benefits will be recorded as a reduction of goodwill.

The Company and its subsidiaries file a consolidated federal income tax return and either separate or combined state income tax returns based on the jurisdiction. The Company has concluded Internal Revenue Service (IRS) examinations through the tax year 2001. For federal income tax purposes and substantially all the states with which the Company has nexus, the statute of limitations has expired through 2004. However, the Company had net operating loss carryforwards from closed years, which could be adjusted upon audit. The Company has not been notified of any federal or state income tax examination. The Company's former Canadian subsidiary, ResortQuest Whistler Property Management Inc., is currently under examination by the Canadian Revenue Agency (CRA) for the years 2004 through 2005 that commenced in the first quarter of 2007 and is expected to be completed in 2009. The CRA has not proposed any adjustments at this time and the Company does not believe there will be any significant adjustments related to this examination.

The Company adopted the provisions of FIN 48 on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. As a result of adopting FIN 48, the Company recognized a net increase of $0.04 million in the liability for unrecognized tax benefits, which was accounted for as a decrease to the January 1, 2007 balance of retained earnings. As of December 31, 2007, the Company had $15.1 million of unrecognized tax benefits, of which $7.5 million would affect the Company's effective tax rate if recognized. As of December 31, 2008, the Company had $13.1 million of unrecognized tax benefits, of which $6.9 million would affect the Company's effective tax rate if recognized. The liability for unrecognized tax benefits is recorded in other long-term liabilities in the accompanying consolidated balance sheet. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2007
Unrecognized tax benefits at beginning of year	**$ 15,074**	$ 7,560
(Reductions) additions based on tax positions related to the current year	**(2,409)**	7,514
Additions for tax positions of prior years	**595**	-
Reductions for tax positions of prior years	**(165)**	-
Unrecognized tax benefits at end of year	**$ 13,095**	$ 15,074

Included in the balance at December 31, 2008 and 2007, are $6.2 million and $7.6 million, respectively, of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than future interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The amount of unrecognized tax benefits may change during the next twelve months, but the Company does not believe the change, if any, will be material to the Company's consolidated financial position or results of operations.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The Company recognized $0.7 million of interest and no penalties related to uncertain tax positions in the accompanying consolidated statement of operations for the year ended December 31, 2008. The Company recognized no interest or penalties related to uncertain tax positions in the accompanying consolidated statements of operations for the years-ended December 31, 2007 and 2006 because any adjustment to taxable income for uncertain tax positions would reduce tax net operating loss carryovers. As of December 31, 2008, the Company has accrued $0.7 million of interest and $0 of penalties related to uncertain tax positions. As of December 31, 2007, the Company had accrued no interest or penalties related to uncertain tax positions.

10. Stockholders' Equity

Holders of common stock are entitled to one vote per share. During 2000, the Company's Board of Directors voted to discontinue the payment of dividends on its common stock.

Shareholder Rights Plan

On August 12, 2008, the Company's Board of Directors (the "Board") adopted a shareholder rights plan, as set forth in the Rights Agreement dated as of August 12, 2008, by and between the Company and Computershare Trust Company, N.A., as rights agent (the "Rights Agreement"). Pursuant to the terms of the Rights Agreement, the Board declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share. The dividend was payable on August 25, 2008 to the shareholders of record as of the close of business on August 25, 2008.

The Rights initially trade with, and are inseparable from, the Company's common stock. The Rights are evidenced only by the balances indicated in the book-entry account system of the transfer agent for the Company's common stock or, in the case of certificated shares, the certificates that represent such shares of common stock. New Rights will accompany any new shares of common stock the Company issues after August 25, 2008 until the earlier of the Distribution Date, the redemption date or the final expiration date of the Rights Agreement, each as described below.

Each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock ("Preferred Share") for $95.00, once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

The Rights will not be exercisable until the earlier of the following (the "Distribution Date"):

- 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of the Company's outstanding common stock; or

- 10 business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

Until the Distribution Date, the balances in the book-entry accounting system of the transfer agent for the Company's common stock or, in the case of certificated shares, common stock certificates, will evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After the Distribution Date, the Rights will separate from the common stock and will be evidenced solely by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person or any associate or affiliate thereof will be void and may not be exercised.

If a person or group becomes an Acquiring Person, each Right will generally entitle the holder, except the Acquiring Person or any associate or affiliate thereof, to acquire, for the exercise price of $95.00 per Right (subject to adjustment as provided in the Rights Agreement), shares of the Company's common stock (or, in certain circumstances, Preferred Shares) having a market value equal to twice the Right's then-current exercise price. In addition, if, after a person or group becomes an Acquiring Person, the Company is later acquired in a merger or similar transaction after the Distribution Date, each Right will generally entitle the holder, except the Acquiring Person or any associate or affiliate thereof, to acquire, for the exercise price of $95.00 per Right (subject to adjustment as provided in the Rights Agreement), shares of the acquiring corporation having a market value equal to twice the Right's then-current exercise price.

Each one one-hundredth of a Preferred Share, if issued:

- will not be redeemable;

- will entitle holders to quarterly dividend payments of $.01 per one one-hundredth of a share, or an amount equal to the dividend paid on one share of common stock, whichever is greater;

- will entitle holders upon liquidation either to receive $1 per one one-hundredth of a share or an amount equal to the payment made on one share of common stock, whichever is greater;

- will have the same voting power as one share of common stock; and

- if shares of the Company's common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth of a Preferred Share will generally approximate the value of one share of common stock.

The Rights will expire on August 12, 2011, unless previously redeemed, or such later date as determined by the Board (so long as such determination is made prior to the earlier of the Distribution Date or August 12, 2011).

The Board may redeem the Rights for $.001 per Right at any time prior to 10 days after such time that any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.001 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of the Company's common stock.

After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company's outstanding common stock, the Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person and its associates and affiliates.

The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock.

The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. However, the Board may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of the Company's outstanding common stock. In addition, the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, the Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

Stock Repurchases

During the first quarter of the year ended December 31, 2008, the Company repurchased 656,700 shares of its common stock at a weighted average purchase price of $30.42 per share.

11. Stock Plans

The Company's 2006 Omnibus Incentive Plan (the "Plan") permits the grant of stock options, restricted stock, and restricted stock units to its directors and employees for up to 2,690,000 shares of common stock. The Plan also provides that no more than 1,350,000 of those shares may be granted for awards other than options or stock appreciation rights. Stock option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant and generally expire ten years after the date of grant. Generally, stock options granted to non-employee directors are exercisable after one year from the date of grant, while options granted to employees are exercisable one to four years from the date of grant.

The compensation cost that has been charged against pre-tax income for all of the Company's stock-based compensation plans was $11.2 million, $10.2 million, and $7.9 million for 2008, 2007, and 2006, respectively. The total income tax benefit recognized in the accompanying consolidated statements of operations for all of the Company's stock-based employee compensation plans was $4.0 million, $3.7 million, and $2.8 million for 2008, 2007, and 2006, respectively.

The Company records compensation expense equal to the fair value of each stock option award granted on a straight line basis over the option's vesting period unless the option award contains a market provision, in which case the Company records compensation expense equal to the fair value of each award on a straight-line basis over the requisite service period for each separately vesting portion of the award. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing formula that uses the assumptions noted in the following table. Because the Black-Scholes-Merton option pricing formula incorporates ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on the historical volatility of the Company's stock. The Company uses historical data to estimate expected option exercise and employee termination patterns within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The weighted average for key assumptions used in determining the fair value of options granted in the period ended December 31 are as follows:

	2008	2007	2006
Expected volatility	**23.9% - 37.6%**	26.4% - 29.8%	25.1% - 30.8%
Weighted-average expected volatility	**26.9%**	29.7%	30.1%
Expected dividends	**-**	-	-
Expected term (in years)	**4.7 - 5.1**	4.6 - 4.8	4.1 - 4.6
Risk-free rate	**2.6% - 3.3%**	3.2% - 4.9%	4.3% - 5.0%

A summary of stock option activity under the Company's equity incentive plans for the years ended December 31 is presented below:

	2008		2007		2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**3,668,728**	**$ 33.62**	3,750,556	$ 30.75	3,757,855	$ 28.17
Granted	**348,222**	**30.72**	547,520	55.96	586,740	43.43
Exercised	**(51,187)**	**27.11**	(409,458)	29.49	(487,339)	25.49
Canceled	**(215,052)**	**41.32**	(219,890)	47.07	(106,700)	37.97
Outstanding at end of year	**3,750,711**	**33.03**	3,668,728	33.62	3,750,556	30.75
Exercisable at end of year	**2,839,962**	**29.79**	2,604,337	28.08	2,494,723	26.92

The weighted average remaining contractual term of options outstanding and exercisable as of December 31, 2008 was 4.9 and 3.9 years, respectively. The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2008 was $0 and $0, respectively. The weighted-average grant-date fair value of options granted during 2008, 2007, and 2006 was $8.63, $18.52, and $12.49, respectively. The total intrinsic value of options exercised during 2008, 2007, and 2006 was $0.4 million, $10.0 million, and $10.0 million, respectively.

The Plan also provides for the award of restricted stock and restricted stock units ("Restricted Stock Awards"). Restricted Stock Awards granted to employees are exercisable one to four years from the date of grant. The fair value of Restricted Stock Awards is determined based on the market price of the Company's stock at the date of grant. The Company records compensation expense equal to the fair value of each Restricted Stock Award granted over the vesting period. The weighted-average grant-date fair value of Restricted Stock Awards granted during 2008, 2007, and 2006 was $29.98, $55.17, and $43.99, respectively. A summary of the status of the Company's Restricted Stock Awards as of December 31, 2008 and changes during the year ended December 31, 2008, is presented below:

Restricted Stock Awards	Shares	Weighted Average Grant-Date Fair Value
Nonvested shares at January 1, 2008	95,630	$ 48.63
Granted	88,016	29.98
Vested	(34,995)	47.20
Forfeited	(14,375)	38.41
Nonvested shares at December 31, 2008	134,276	37.88

The grant date fair value of all Restricted Stock Awards that vested during the year ended December 31, 2008 was $1.7 million.

Under its long term incentive plan for key executives ("LTIP") pursuant to the Plan, in February 2008 the Company granted selected executives and other key employees 449,500 restricted stock units ("LTIP Restricted Stock Units") and 650,000 stock options ("LTIP Stock Options"), which will replace annual grants of stock based compensation awards to these employees over the next three years. The LTIP Restricted Stock Units cliff vest at the end of their four-year term. The number of LTIP Restricted Stock Units that vest will be determined at the end of their term based on the achievement of various company-wide performance goals. The Company expects that the performance goals will be achieved and all of the LTIP Restricted Stock Units granted will vest at the end of their term. The Company is recording compensation expense equal to the fair value of all LTIP Restricted Stock Units granted on a straight-line basis over the vesting period. If there are any changes in the expected achievement of the performance goals, the Company will adjust compensation expense accordingly. The fair value of the LTIP Restricted Stock Units was determined based on the market price of the Company's stock at the date of grant. The LTIP Stock Options, which vest two to four years from the date of grant and have a term of ten years, were granted with an exercise price of $38.00, while the market price of the Company's common stock on the grant date was $31.02. As a result of this market condition, the Company is recording compensation expense equal to the fair value of each LTIP Stock Option granted on a straight-line basis over the requisite service period for each separately vesting portion of the award. Summaries of the status of the Company's LTIP Restricted Stock Units and LTIP Stock Options as of December 31, 2008 and changes during the year ended December 31, 2008, is presented below:

LTIP Restricted Stock Units	Shares	Weighted Average Grant-Date Fair Value
Nonvested shares at January 1, 2008	-	$ -
Granted	449,500	31.02
Vested	-	-
Forfeited	(16,250)	31.02
Nonvested shares at December 31, 2008	433,250	31.02

LTIP Stock Options	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	-	$ -
Granted	650,000	38.00
Exercised	-	-
Canceled	(16,750)	38.00
Outstanding at end of year	633,250	38.00
Exercisable at end of year	-	-

As of December 31, 2008, there was $24.8 million of total unrecognized compensation cost related to stock options, restricted stock and restricted stock units granted under the Company's equity incentive plans. That cost is expected to be recognized over a weighted-average period of 1.9 years.

Under its Performance Accelerated Restricted Stock Unit Program ("PARSUP") pursuant to the Plan, the Company granted selected executives and other key employees restricted stock units, the vesting of which occurred upon the earlier of February 2008 or the achievement of various company-wide performance goals. The fair value of PARSUP awards was determined based on the market price of the Company's stock at the date of grant. The Company recorded compensation expense equal to the fair value of each PARSUP award granted on a straight line basis over a period beginning on the grant date and ending February 2008. The weighted-average grant-date fair value of PARSUP awards granted during 2006 was $44.24. No PARSUP awards were granted during 2008 or 2007. All PARSUP awards vested in February 2008, but certain recipients elected to defer receipt of their vested PARSUP awards.

A summary of the status of the Company's PARSUP awards as of December 31, 2008 and changes during the year ended December 31, 2008, is presented below:

PARSUP Awards	Shares	Weighted Average Grant-Date Fair Value
Nonvested awards at January 1, 2008	521,000	$ 22.87
Granted	-	-
Vested	(521,000)	22.87
Forfeited	-	-
Nonvested awards at December 31, 2008	-	-

The grant date fair value of all PARSUP Awards that vested during the year ended December 31, 2008 was $11.9 million.

Cash received from option exercises under all stock-based employee compensation arrangements for 2008, 2007, and 2006 was $1.4 million, $12.1 million, and $12.5 million, respectively. The actual tax benefit realized from exercise or vesting of the stock-based employee compensation arrangements during 2008, 2007, and 2006 totaled $0.2 million, $3.4 million, and $3.6 million, respectively, and is reflected as an adjustment to either additional paid-in capital in the accompanying consolidated statements of stockholders' equity, goodwill or deferred tax asset.

The Company also has an employee stock purchase plan whereby substantially all employees are eligible to participate in the purchase of designated shares of the Company's common stock. Participants in the plan purchase these shares at a price equal to 95% of the closing price at the end of each quarterly stock purchase period. The Company issued 23,533, 10,292, and 11,953 shares of common stock at an average price per share of $19.64, $46.90, and $43.48 during 2008, 2007, and 2006 respectively.

12. Commitments and Contingencies

Capital Leases

During 2008, 2007, and 2006, the Company entered into two, one, and four capital leases, respectively. In the accompanying consolidated balance sheets, the following amounts of assets under capitalized lease agreements are included in property and equipment and other long-term assets and the related obligations are included in debt (amounts in thousands):

	2008	2007
Property and equipment	**$ 5,771**	$ 3,003
Other long-term assets	**773**	898
Accumulated depreciation	**(4,458)**	(2,994)
Net assets under capital leases	**$ 2,086**	$ 907
Current lease obligations	**$ 904**	$ 1,058
Long-term lease obligations	**2,103**	2,043
Capital lease obligations	**$ 3,007**	$ 3,101

Operating Leases

Rental expense related to continuing operations for operating leases was $14.9 million, $14.3 million, and $14.4 million for 2008, 2007 and 2006, respectively. Non-cash lease expense related to continuing operations for 2008, 2007, and 2006 was $6.1 million, $6.2 million, and $6.3 million, respectively, as discussed below.

Future minimum cash lease commitments under all non-cancelable leases in effect for continuing operations at December 31, 2008 are as follows (amounts in thousands):

	Capital Leases	Operating Leases
2009	$ 1,026	$ 6,757
2010	859	6,050
2011	1,088	5,327
2012	214	4,698
2013	112	4,057
Years thereafter	-	637,385
Total minimum lease payments	3,299	$ 664,274
Less amount representing interest	(292)	
Total present value of minimum payments	3,007	
Less current portion of obligations	(904)	
Long-term obligations	$ 2,103	

The Company entered into a 75-year operating lease agreement during 1999 for 65.3 acres of land located in Osceola County, Florida for the development of Gaylord Palms. The lease requires annual lease payments of approximately $3.1 million. The lease agreement provides for an annual 3% escalation of base rent beginning in 2007. As required by SFAS 13, and related interpretations, the terms of this lease require that the Company recognize lease expense on a straight-line basis, which resulted in an annual base lease expense of approximately $9.7 million for 2008, 2007, and 2006. This rent included approximately $6.1 million, $6.2 million, and $6.3 million of non-cash expenses during 2008, 2007, and 2006, respectively. At the end of the 75-year lease term, the Company may extend the operating lease to January 31, 2101, at which point the buildings and fixtures will be transferred to the lessor. The Company also records contingent rentals based upon net revenues associated with the Gaylord Palms operations. The Company recorded $1.7 million, $1.7 million, and $1.3 million of contingent rentals related to the Gaylord Palms in 2008, 2007, and 2006, respectively.

Other Commitments and Contingencies

On February 23, 2005, the Company acquired approximately 42 acres of land and related land improvements in Prince George's County, Maryland for approximately $29 million on which the Company has developed the Gaylord National Resort & Convention Center ("Gaylord National"). Gaylord National was substantially completed and opened in April 2008. Approximately $17 million of the cost of the land was paid in the first quarter of 2005, and an additional $2 million was paid upon substantial completion of Gaylord National in April 2008. The Company paid an additional $7.3 million of the cost of the land, net of certain adjustments to the original purchase price, in October 2008 after the completion of certain development milestones. The remaining $2 million of the cost of the land, which is subject to downward adjustment based on the completion of certain remaining development milestones, is expected to be paid within the next three months. The project was originally planned to include a 1,500 room hotel, but the Company expanded the planned hotel to a total of 2,000 rooms. In connection with this expansion, the Company paid an additional $8 million in April 2008 for land improvements related to the expanded facility. The Company entered into commitments for various expenditures in connection with its Gaylord National development, including for the purchase of land, furniture, fixtures, and equipment, and procuring services in connection with the development. The Company entered into several agreements with a general contractor and other suppliers for the provision of certain construction services at the site. On December 23, 2008, the Company entered into Amendment Number 33 (the "Final Settlement Agreement") with the general contractor relating to these construction agreements. The Final Settlement Agreement established a final contract amount owed to the general contractor of $845 million, which was approximately $20 million less than the amount the Company had accrued for capital expenditures in its consolidated balance sheet as of September 30, 2008. This difference was recorded as an adjustment between accrued liabilities and property and equipment in the consolidated balance sheet during the fourth quarter of 2008. The settlement, which entailed a final cash payment of approximately $40 million to the general contractor prior to the end of 2008, resolves all claims between the Company and general contractor and will enable them to avoid further litigation. The general contractor has agreed to fully indemnify (except for certain limitations arising out of any allegation of independent tortious conduct on the part of the Company) the Company from all subcontractor actions in connection with the project. Including the cost of the Final Settlement Agreement, as well as the cost of the land, architecture and consulting services, furnishings and fixtures, subcontractors and other items, the final cost of the Gaylord National project was approximately $1,050 million (excluding $66.1 million of capitalized interest and $48.6 million in preopening costs). These construction costs exceeded the Company's initial estimates from 2004. These increased costs are attributable to: (a) construction materials price escalation that occurred over the past four years; (b) increased cost of construction labor in the Washington, D.C. marketplace due to historically low unemployment and a high degree of construction activity; (c) the Company's 500-room expansion and related additional meeting space, and the acceleration of its construction so that the expansion opened concurrently with the original project; and (d) other enhancements to the project design.

On September 3, 2008, the Company announced it had entered into a land purchase agreement with DMB Mesa Proving Grounds LLC, an affiliate of DMB Associates, Inc. ("DMB"), to create a resort and convention hotel at the Mesa Proving Grounds in Mesa, Arizona, which is located approximately 30 miles from downtown Phoenix. The DMB development is planned to host an urban environment that features a Gaylord resort property, a retail development, a golf course, office space, residential offerings and significant other mixed-use components. The Company's purchase agreement includes the purchase of 100 acres of real estate within the 3,200-acre Mesa Proving Grounds. The project is contingent on the finalization of entitlements and incentives, and final approval by the Company's board of directors. The Company made an initial deposit of a portion of the land purchase price upon execution of the agreement with DMB, and additional deposit amounts are due upon the occurrence of various development milestones, including required governmental approvals of the entitlements and incentives. These deposits are refundable to the Company upon a termination of the agreement with DMB during a specified due diligence period, except in the event of a breach of the agreement by the Company. The timing of this development is uncertain, and the Company has not made any financing plans or, except as described above, made any commitments in connection with the proposed development.

The Company is considering other potential hotel sites throughout the country. The timing and extent of any of these development projects is uncertain, and the Company has not made any commitments, received any government approvals or made any financing plans in connection with these development projects.

In August 2008, a union-affiliated pension fund filed a purported derivative and class action complaint in Tennessee state court alleging that the directors of the Company breached their fiduciary duties by adopting a shareholder rights plan, which is further described in Note 10. Subsequently, the plaintiffs purported to dismiss their state court action, and they re-filed it in federal court. On October 27, 2008, the Company (as the nominal defendant) filed a motion to dismiss this lawsuit claiming, among other things, that the plaintiff failed to make the required pre-suit demand on the Company and that the allegations fail to state a claim for breach of fiduciary duty. We believe that the allegations contained in the complaint are without merit and intend to defend the action vigorously.

As further discussed in Note 6, through a joint venture arrangement with RREEF, the Company holds an 18.1% ownership interest in Waipouli Holdings, LLC. In connection with Waipouli Owner, LLC's execution of the Kauai Hotel Loans, RREEF entered into three separate Guaranties of Recourse Obligations with the Kauai Hotel Lender whereby it guaranteed Waipouli Owner, LLC's obligations under the Kauai Hotel Loans for as long as those loans remain outstanding (i) in the event of certain types of fraud, breaches of environmental representations or warranties, or breaches of certain "special purpose entity" covenants by Waipouli Owner, LLC, or (ii) in the event of bankruptcy or reorganization proceedings of Waipouli Owner, LLC. As a part of the joint venture arrangement and simultaneously with the closing of the purchase of the Kauai Hotel, the Company entered into a Contribution Agreement with RREEF, whereby the Company agreed that, in the event that RREEF is required to make any payments pursuant to the terms of these guarantees, it will contribute to RREEF an amount equal to its pro rata share of any such guaranty payments. The Company estimates that the maximum potential amount that the Company could be liable for under this contribution agreement is $12.4 million, which represents 18.1% of the $68.4 million of total debt that Waipouli Owner, LLC owes to the Kauai Hotel Lender as of December 31, 2008. As of December 31, 2008, the Company had not recorded any liability in the consolidated balance sheet associated with this guarantee.

As further discussed in Note 6, through a joint venture arrangement with IB-SIV, the Company holds a 19.9% ownership interest in RHAC Holdings, LLC. In connection with RHAC, LLC's execution of the Waikiki Hotel Loans, IB-SIV, entered into two separate Guaranties of Recourse Obligations with the Waikiki Hotel Lender whereby it guaranteed RHAC, LLC's obligations under the Waikiki Hotel Loans for as long as those loans remain outstanding (i) in the event of certain types of fraud, breaches of environmental representations or warranties, or breaches of certain "special purpose entity" covenants by RHAC, LLC, or (ii) in the event of bankruptcy or reorganization proceedings of RHAC, LLC. As a part of the joint venture arrangement and simultaneously with the closing of the purchase of the Waikiki Hotel, the Company entered into a Contribution Agreement with IB-SIV, whereby the Company agreed that, in the event that IB-SIV is required to make any payments pursuant to the terms of these guarantees, it will contribute to IB-SIV an amount equal to 19.9% of any such guaranty payments. The Company estimates that the maximum potential amount for which the Company could be liable under this contribution agreement is $20.9 million, which represents 19.9% of the $104.9 million of total debt that RHAC, LLC owes to the Waikiki Hotel Lender as of December 31, 2008. As of December 31, 2008, the Company had not recorded any liability in the consolidated balance sheet associated with this guarantee.

On February 22, 2005, the Company concluded the settlement of litigation with Nashville Hockey Club Limited Partnership ("NHC"), which owned the Nashville Predators NHL hockey team, over (i) NHC's obligation to redeem the Company's ownership interest, and (ii) the Company's obligations under the Nashville Arena Naming Rights Agreement dated November 24, 1999. Under the Naming Rights Agreement, which had a 20-year term through 2018, the Company was required to make annual payments to NHC, beginning at $2,050,000 in 1999 and with a 5% escalation each year thereafter, and to purchase a minimum number of tickets to Predators games each year. At the closing of the settlement, NHC redeemed all of the Company's outstanding limited partnership units in the Predators pursuant to a Purchase Agreement dated February 22, 2005, effectively terminating the Company's ownership interest in the Predators. In addition, the Naming Rights Agreement was cancelled pursuant to the Acknowledgment of Termination of Naming Rights Agreement. As a part of the settlement, the Company made a one-time cash payment to NHC of $4 million and issued to NHC a 5-year, $5 million promissory note bearing interest at 6% per annum. The note is payable at $1 million per year for 5 years and has an outstanding balance of $2 million at December 31, 2008. The Company's obligation to pay the outstanding amount under the note shall terminate immediately if, at any time before the note is paid in full, the Predators cease to be an NHL team playing their home games in Nashville, Tennessee. In addition, pursuant to a Consent Agreement among the Company, the National Hockey League and owners of NHC, the Company's guaranty described below has been limited as described below.

In connection with the Company's execution of an Agreement of Limited Partnership with NHC on June 25, 1997, the Company, its subsidiary CCK, Inc., Craig Leipold, Helen Johnson-Leipold (Mr. Leipold's wife) and Samuel C. Johnson (Mr. Leipold's father-in-law) entered into a guaranty agreement executed in favor of the National Hockey League (NHL). This agreement provides for a continuing guarantee of the following obligations for as long as either of these obligations remains outstanding: (i) all obligations under the expansion agreement between NHC and the NHL; and (ii) all operating expenses of NHC. The maximum potential amount which the Company and CCK, collectively, could be liable under the guaranty agreement is $15.0 million, although the Company and CCK would have recourse against the other guarantors if required to make payments under the guarantee. In connection with the legal settlement with the Nashville Predators consummated on February 22, 2005, this guaranty has been limited so that the Company is not responsible for any debt, obligation or liability of NHC that arises from any act, omission or circumstance occurring after the date of the legal settlement. As of December 31, 2008, the Company had not recorded any liability in the consolidated balance sheet associated with this guarantee.

The Company has purchased stop-loss coverage in order to limit its exposure to any significant levels of claims relating to workers' compensation, employee medical benefits and general liability for which it is self-insured.

The Company has entered into employment agreements with certain officers, which provides for severance payments upon certain events, including a change of control.

The Company, in the ordinary course of business, is involved in certain legal actions and claims on a variety of other matters. It is the opinion of management that such legal actions will not have a material effect on the results of operations, financial condition or liquidity of the Company.

13. Retirement Plans

In September 2006, the FASB issued SFAS 158, which requires plan sponsors of defined benefit pension plans to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position and provide additional disclosures. On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting the recognition and disclosure provisions of SFAS 158 on the Company's financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. During the year ended December 31, 2008, the Company adopted the measurement date provisions of SFAS 158 with respect to its retirement plans by changing the measurement date for the fair value of the plans' assets and benefit obligations from September 30 to December 31. As a result, the Company recognized a net increase of $0.3 million in the benefit obligation related to its retirement plans, which was accounted for as a $0.2 million decrease to the January 1, 2008 balance of retained earnings, net of deferred income taxes. The adoption of the measurement date provisions of SFAS 158 had no effect on the Company's consolidated statement of operations for the year ended December 31, 2008, or for any prior period presented, and it will not affect the Company's operating results in future periods.

Prior to January 1, 2001, the Company maintained a noncontributory defined benefit pension plan in which substantially all of its employees were eligible to participate upon meeting the pension plan's participation requirements. The benefits were based on years of service and compensation levels. On January 1, 2001 the Company amended its defined benefit pension plan to determine future benefits using a cash balance formula. On December 31, 2000, benefits credited under the plan's previous formula were frozen. Under the cash formula, each participant had an account which was credited monthly with 3% of qualified earnings and the interest earned on their previous month-end cash balance. In addition, the Company included a "grandfather" clause which assures that those participating at January 1, 2001 will receive the greater of the benefit calculated under the cash balance plan and the benefit that would have been payable if the defined benefit plan had remained in existence. The benefit payable to a terminated vested participant upon retirement at age 65, or as early as age 55 if the participant had 15 years of service at the time the plan was frozen, is equal to the participant's account balance, which increases with interest credits over time. At retirement, the employee generally receives the balance in the account as a lump sum. The funding policy of the Company is to contribute annually an amount which equals or exceeds the minimum required by applicable law. On December 31, 2001, the plan was frozen such that no new participants were allowed to enter the plan and existing participants were no longer eligible to earn service credits.

The following table sets forth the funded status at December 31 (amounts in thousands):

	2008	2007
CHANGE IN BENEFIT OBLIGATION:		
Benefit obligation at beginning of year	**$ 70,426**	$ 72,963
Interest cost	**5,399**	4,038
Actuarial gain	**-**	(1,063)
Benefits paid	**(3,985)**	(1,201)
Settlements	**-**	(4,311)
Benefit obligation at end of year	**71,840**	70,426
CHANGE IN PLAN ASSETS:		
Fair value of plan assets at beginning of year	**61,255**	55,597
Actual return on plan assets	**(15,456)**	7,206
Employer contributions	**2,674**	3,964
Benefits paid	**(3,985)**	(1,201)
Settlements	**-**	(4,311)
Fair value of plan assets at end of year	**44,488**	61,255
Funded status and accrued pension cost	**$ (27,352)**	$ (9,171)

Net periodic pension expense reflected in the accompanying consolidated statements of operations included the following components for the years ended December 31 (amounts in thousands):

	2008	2007	2006
Interest cost	**$ 5,399**	$ 4,038	$ 4,059
Expected return on plan assets	**(6,019)**	(4,376)	(4,232)
Recognized net actuarial loss	**1,293**	1,981	2,621
Net settlement loss	**-**	1,291	1,569
Adjustment to retained earnings for adoption of measurment date provisions of SFAS No. 158	**(135)**	-	-
Total net periodic pension expense	**$ 538**	$ 2,934	$ 4,017

The accumulated benefit obligation for the defined benefit pension plan was $71.8 million and $70.4 million at December 31, 2008 and 2007, respectively.

Assumptions

The weighted-average assumptions used to determine the benefit obligation at December 31 are as follows:

	2008	**2007**
Discount rate	**6.30%**	6.30%
Rate of compensation increase	**N/A**	N/A
Measurement date	**12/31/2008**	9/30/2007

The rate of increase in future compensation levels was not applicable for 2008 and 2007 due to the Company amending the plan to freeze the cash balance benefit as described above.

The weighted-average assumptions used to determine the net periodic pension expense for years ended December 31 are as follows:

	2008	**2007**
Discount rate	**6.30%**	5.75%
Rate of compensation increase	**N/A**	N/A
Expected long term rate of return on plan assets	**8.00%**	8.00%
Measurement date	**12/31/2008**	9/30/2007

The Company determines the overall expected long term rate of return on plan assets based on its estimate of the return that plan assets will provide over the period that benefits are expected to be paid out. In preparing this estimate, the Company assesses the rates of return on each targeted allocation of plan assets, return premiums generated by portfolio management, and by a comparison to rates used by other companies.

Plan Assets

The allocation of the defined benefit pension plan's assets as of the respective measurement date for each year, by asset categories, are as follows:

Asset Category	**2008**	**2007**
Equity securities	**49%**	63%
Fixed income securities	**49%**	35%
Cash	**2%**	2%
Total	**100%**	100%

The defined benefit pension plan's investment strategy is to achieve a real long-term rate of return over inflation resulting from income, capital gains, or both which assist the plan in meeting its long term objectives. Investment management of plan assets is in accordance with the Plan's Investment Policy which includes a targeted asset allocation as follows:

Asset Category	**Target Allocation**
Equity securities	**60%**
Fixed income securities	**35%**
Cash	**5%**
Total	**100%**

Periodically, and based on market conditions, the entire account is rebalanced to maintain the desired allocation and the Investment Policy is reviewed. Within each asset class, plan assets are allocated to various investment styles. Professional managers manage all assets of the Plan and professional advisors assist the Plan in the attainment of its objectives.

Expected Contributions and Benefit Payments

The Company expects to contribute $4.3 million to its defined benefit pension plan in 2009. Based on the Company's assumptions discussed above, the Company expects to make the following estimated future benefit payments under the plan during the years ending December 31 (amounts in thousands):

2009	$ 3,734
2010	2,506
2011	3,081
2012	2,671
2013	4,480
2014 - 2018	22,166
Total	$ 38,638

Other Information

The Company also maintains non-qualified retirement plans (the "Non-Qualified Plans") to provide benefits to certain key employees. The Non-Qualified Plans are not funded and the beneficiaries' rights to receive distributions under these plans constitute unsecured claims to be paid from the Company's general assets. At December 31, 2008, the Non-Qualified Plans' projected benefit obligations and accumulated benefit obligations were $11.3 million.

The Company's accrued cost related to its qualified and non-qualified retirement plans of $38.6 million and $23.7 million at December 31, 2008 and 2007, respectively, is included in other long-term liabilities in the accompanying consolidated balance sheets. The 2008 increase in the deferred net loss related to the Company's retirement plans resulted in a decrease in equity of $12.8 million, net of taxes of $7.2 million. The 2007 decrease in the deferred net loss related to the Company's retirement plans resulted in an increase in equity of $5.1 million, net of taxes of $2.9 million. The 2006 decrease in the deferred net loss related to the Company's retirement plans resulted in an increase in equity of $3.2 million, net of taxes of $3.0 million. The 2008, 2007 and 2006 adjustments to equity due to the change in the minimum liability are included in other comprehensive loss in the accompanying consolidated statements of stockholders' equity.

The net loss recognized in other comprehensive income for the year ended December 31, 2008 was $20.0 million. Included in accumulated other comprehensive loss at December 31, 2008 are unrecognized actuarial losses of $37.0 million ($23.7 million net of tax) that have not yet been recognized in net periodic pension expense. The net gain and settlement loss recognized in other comprehensive income for the year ended December 31, 2007 was $6.9 million and $1.3 million, respectively. Included in accumulated other comprehensive loss at December 31, 2007 are unrecognized actuarial losses of $17.0 million ($10.9 million net of tax) that have not yet been recognized in net periodic pension expense. The estimated actuarial loss for the retirement plans included in accumulated other comprehensive loss that will be amortized from accumulated other comprehensive loss into net periodic pension expense over the next fiscal year is $3.9 million.

The Company also has contributory retirement savings plans in which substantially all employees are eligible to participate. The Company contributes an amount equal to the lesser of one-half of the amount of the employee's contribution or 3% of the employee's salary. In addition, effective January 1, 2002, the Company contributes up to 4% of the employee's salary, based upon the Company's financial performance. Company contributions under the retirement savings plans were $6.8 million, $6.9 million, and $8.1 million for 2008, 2007 and 2006, respectively.

In addition, the Company maintains a non-qualified contributory deferred compensation plan that allows for certain highly compensated employees to defer a portion of their eligible compensation until a later date. The plan is considered an unfunded and unsecured plan for IRS and ERISA purposes, but the Company has set up a separate trust in which the plan's assets are held. The trust maintains individual accounts for each participant, but the plan's assets held in the trust are considered general assets of the Company and are available to satisfy the claims of general creditors in the event of a bankruptcy. The plan allows for the Company to make matching contributions up to 5% of the employee's salary, reduced by the amount of matching contributions made to the retirement savings plan described above. Company contributions under the deferred compensation plan were $0.3 million, $0.3 million, and $0.6 million for 2008, 2007 and 2006, respectively.

14. Postretirement Benefits Other Than Pensions

As further discussed in Note 13, on December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting the recognition and disclosure provisions of SFAS 158 on the Company's financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. During the year ended December 31, 2008, the Company adopted the measurement date provisions of SFAS 158 with respect to the postretirement benefit plans by changing the measurement date for the fair value of the plan's benefit obligations from September 30 to December 31. As a result, the Company recognized a net increase of $0.3 million in the benefits obligation related to its postretirement benefit plans, which was accounted for as a $0.1 million decrease to the January 1, 2008 balance of retained earnings, net of deferred income taxes. The adoption of the measurement date provisions of SFAS 158 had no effect on the Company's consolidated statement of operations for the year ended December 31, 2008, or for any prior period presented, and it will not affect the Company's operating results in future periods.

The Company sponsors unfunded defined benefit postretirement health care and life insurance plans for certain employees. The Company contributes toward the cost of health insurance benefits and contributes the full cost of providing life insurance benefits. In order to be eligible for these postretirement benefits, an employee must retire after attainment of age 55 and completion of 15 years of service, or attainment of age 65 and completion of 10 years of service. The Company's Benefits Trust Committee determines retiree premiums.

The following table reconciles the change in benefit obligation of the postretirement plans to the accrued postretirement liability as reflected in other liabilities in the accompanying consolidated balance sheets at December 31 (amounts in thousands):

	2008	2007
Benefit obligation at beginning of year	**$ 19,541**	$ 20,247
Service cost	**110**	108
Interest cost	**1,500**	1,137
Actuarial loss (gain)	**496**	(1,186)
Benefits paid	**(1,178)**	(765)
Benefit obligation at end of year	**$ 20,469**	$ 19,541

Net postretirement benefit expense reflected in the accompanying consolidated statements of operations included the following components for the years ended December 31 (amounts in thousands):

	2008	2007	2006
Service cost	**$ 110**	$ 108	$ 191
Interest cost	**1,500**	1,137	1,031
Recognized net actuarial loss	**-**	40	-
Amortization of prior service credit	**-**	(97)	(979)
Amortization of curtailment gain	**(305)**	(244)	(244)
Adjustment to retained earnings for adoption of measurement date provisions of SFAS No. 158	**(261)**	-	-
Net postretirement benefit expense	**$ 1,044**	$ 944	$ (1)

The weighted-average assumptions used to determine the benefit obligation at December 31 are as follows:

	2008	2007
Discount rate	**6.10%**	6.30%
Measurement date	**12/31/2008**	9/30/2007

The weighted-average assumptions used to determine the net postretirement benefit expense for years ended December 31 are as follows:

	2008	2007
Discount rate	**6.30%**	5.75%
Measurement date	**12/31/2008**	9/30/2007

The health care cost trend is projected to be 7.7% in 2009, declining each year thereafter to an ultimate level trend rate of 4.5% per year for 2018 and beyond for the pre-65 age group, and 9.6% in 2009, declining each year thereafter to an ultimate level trend rate of 5.5% per year for 2018 and beyond for the post-65 age group. The health care cost trend rates are not applicable to the life insurance benefit plan. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, a 1% increase in the assumed health care cost trend rate each year would increase the accumulated postretirement benefit obligation as of December 31, 2008 by approximately 10% and the aggregate of the service and interest cost components of net postretirement benefit expense would increase approximately 9%. Conversely, a 1% decrease in the assumed health care cost trend rate each year would decrease the accumulated postretirement benefit obligation as of December 31, 2008 by approximately 9% and the aggregate of the service and interest cost components of net postretirement benefit expense would decrease approximately 8%.

The Company expects to contribute $1.0 million to the plan in 2009. Based on the Company's assumptions discussed above, the Company expects to make the following estimated future benefit payments under the plan during the years ending December 31 (amounts in thousands):

2009	**$ 1,028**
2010	**1,170**
2011	**1,285**
2012	**1,404**
2013	**1,509**
2014-2018	**8,789**
Total	**$ 15,185**

The net loss and curtailment gain recognized in other comprehensive income for the year-ended December 31, 2008 was $0.5 million and $0.3 million, respectively. Included in accumulated other comprehensive loss at December 31, 2008 are the following amounts that have not yet been recognized in net postretirement benefit expense: unrecognized actuarial losses of $1.5 million ($1.0 million net of tax) and unrecognized curtailment gains of $0.8 million ($0.5 million net of tax). The net gain, prior service credit, and curtailment gain recognized in other comprehensive income for the year-ended December 31, 2007 was $1.3 million, $0.1 million, and $0.2 million, respectively. Included in accumulated other comprehensive loss at December 31, 2007 are the following amounts that have not yet been recognized in net postretirement benefit expense: unrecognized actuarial losses of $1.1 million ($0.7 million net of tax) and unrecognized curtailment gains of $1.1 million ($0.7 million net of tax). The curtailment gain for the postretirement plans included in accumulated other comprehensive loss that will be amortized from accumulated other comprehensive loss into net postretirement benefit expense over the next fiscal year is $0.2 million.

The Company amended the plans effective December 31, 2001 such that only retirees currently receiving benefits under the plans and active employees whose age plus years of service total at least 60 and who have at least 10 years of service as of December 31, 2001 remain eligible. The amendment and curtailment of the plans were recorded in accordance with SFAS 106, "*Employers' Accounting for Postretirement Benefits Other Than Pensions*", and related interpretations.

15. Goodwill and Intangibles

As further discussed in Note 1, the Company performs an annual review of goodwill for impairment in accordance with SFAS 142. At December 31, 2008, the carrying amount of the Company's goodwill was $6.9 million and is associated with one reporting unit within its Opry and Attractions segment. The fair value of this reporting unit was estimated by using a discounted cash flow analysis that utilized comprehensive cash flow projections, as well as assumptions based on observable market data to the extent available. The discount rate utilized in this analysis was estimated based on market-based estimates of capital costs and discount rates adjusted for management's assessment of a market participant's view of risks associated with the projected cash flows of the reporting unit. Based on the results of this annual impairment review at December 31, 2008, no impairment charges on goodwill were recorded for the year ended December 31, 2008.

As further discussed in Note 2, the Company recorded an impairment charge during 2006 of $85.0 million in discontinued operations to write down the carrying value of goodwill at certain reporting units of ResortQuest to its implied fair value. In addition, as a result of a significant adverse change in the business climate at one of the markets of its ResortQuest business during the third quarter of 2006, the Company assessed the recoverability of the carrying value of certain long lived assets in this market and recorded an impairment loss of $0.8 million related to goodwill in discontinued operations.

The carrying amount of indefinite lived intangible assets not subject to amortization in continuing operations was $1.5 million at December 31, 2008 and 2007. The gross carrying amount of amortized intangible assets in continuing operations was $1.1 million at December 31, 2008 and 2007. The related accumulated amortization of intangible assets in continuing operations was $0.9 million at December 31, 2008 and 2007. The amortization expense related to intangibles from continuing operations during the years ended December 31, 2008, 2007, and 2006 was $53,000, $54,000, and $60,000, respectively. The estimated amounts of amortization expense for the next five years are as follows (amounts in thousands):

2009	$ 57
2010	42
2011	12
2012	3
2013	3
	$ 117

16. Fair Value Measurements

In September 2006, the FASB issued SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. The Company adopted the provisions of SFAS 157 during the first quarter of 2008. Although the adoption of SFAS 157 did not materially impact its financial condition, results of operations, or cash flow, the Company is now required to provide additional disclosures as part of its financial statements.

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2008, the Company held certain assets and liabilities that are required to be measured at fair value on a recurring basis. These included the Company's derivative instruments related to interest rates and natural gas prices and investments held in connection with the Company's non-qualified contributory deferred compensation plan.

The Company's interest rate and natural gas derivative instruments consist of over-the-counter ("OTC") swap contracts, which are not traded on a public exchange. See Note 8 for further information on the Company's derivative instruments and hedging activities. The Company determines the fair values of these swap contracts based on dealer quotes, with appropriate adjustments for any significant impact of non-performance risk of the parties to the swap contracts. Therefore, the Company has categorized these swap contracts as Level 2. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds.

The investments held by the Company in connection with its deferred compensation plan consist of mutual funds traded in an active market. See Note 13 for further information on the Company's deferred compensation plan. The Company determined the fair value of these mutual funds based on the net asset value per unit of the funds or the portfolio, which is based upon quoted market prices in an active market. Therefore, the Company has categorized these investments as Level 1. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of investments it holds.

The Company's assets and liabilities measured at fair value on a recurring basis subject to the disclosure requirements of SFAS 157 at December 31, 2008, were as follows (in thousands):

	December 31, 2008	Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Fixed to variable interest rate swaps	$ 6,235	$ -	$ 6,235	$ -
Deferred compensation plan investments	10,086	10,086	-	-
Total assets measured at fair value	$ 16,321	$ 10,086	$ 6,235	$ -
Variable to fixed natural gas swaps	$ 1,606	$ -	$ 1,606	$ -
Variable to fixed interest rate swaps	28,489	-	28,489	-
Total liabilities measured at fair value	$ 30,095	$ -	$ 30,095	$ -

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment to FASB Statement No. 115*," which permits entities to choose to measure eligible items at fair value at specified election dates. The Company has elected not to apply the fair value option to any of its financial instruments, so the adoption of this statement did not have a material impact on its consolidated financial position and results of operations.

17. Financial Reporting By Business Segments

The Company's continuing operations are organized into three principal business segments:

- *Hospitality*, which includes the Gaylord Opryland Resort and Convention Center, the Gaylord Palms Resort and Convention Center, the Gaylord Texan Resort and Convention Center, the Radisson Hotel at Opryland and, commencing in April 2008, the Gaylord National Resort and Convention Center, as well as the Company's ownership interests in two joint ventures;

- *Opry and Attractions*, which includes the Grand Ole Opry, WSM-AM, and the Company's Nashville-based attractions; and

- *Corporate and Other*, which includes the Company's corporate expenses, as well as, prior to May 31, 2007, its ownership interests in certain entities.

The following information (amounts in thousands) from continuing operations is derived directly from the segments' internal financial reports used for corporate management purposes. As further discussed in Note 2, the Company disposed of its ResortQuest segment during the second quarter of 2007. The results of operations of the ResortQuest segment have been reflected as discontinued operations for all periods presented.

	2008	2007	2006
REVENUES:			
Hospitality	**$ 848,332**	$ 669,743	$ 645,437
Opry and Attractions	**82,125**	77,769	76,580
Corporate and Other	**412**	211	255
Total revenues	**$ 930,869**	$ 747,723	$ 722,272
DEPRECIATION AND AMORTIZATION:			
Hospitality	**$ 97,229**	$ 65,369	$ 64,502
Opry and Attractions	**4,894**	5,500	5,663
Corporate and Other	**7,651**	6,480	4,903
Total depreciation and amortization	**$ 109,774**	$ 77,349	$ 75,068
OPERATING INCOME:			
Hospitality	**$ 124,828**	$ 110,126	$ 99,080
Opry and Attractions	**5,641**	6,600	5,014
Corporate and Other	**(54,549)**	(56,026)	(53,332)
Preopening costs	**(19,190)**	(17,518)	(7,174)
Impairment Charges	**(19,264)**	-	-
Total operating income	**37,466**	43,182	43,588
Interest expense, net of amounts capitalized	**(64,069)**	(38,536)	(72,473)
Interest income	**12,689**	3,234	2,088
Unrealized gain on Viacom stock and CBS stock	**-**	6,358	38,337
Unrealized gain (loss) on derivatives	**-**	3,121	(16,618)
Loss (income) from unconsolidated companies	**(746)**	964	10,565
Gain from extinguishment of debt	**19,862**	-	-
Other gains and (losses)	**453**	146,330	3,280
Income before provision for income taxes and discontinued operations	**$ 5,655**	$ 164,653	$ 8,767
IDENTIFIABLE ASSETS:			
Hospitality	**$ 2,361,205**	$ 2,121,321	
Opry and Attractions	**73,605**	74,950	
Corporate and Other	**125,372**	151,436	
Discontinued operations	**197**	797	
Total identifiable assets	**$ 2,560,379**	$ 2,348,504	

The following table represents the capital expenditures for continuing operations by segment for the years ended December 31 (amounts in thousands):

	2008	2007	2006
CAPITAL EXPENDITURES:			
Hospitality	**$ 390,278**	$ 552,488	$ 264,076
Opry and Attractions	**3,974**	1,696	2,153
Corporate and other	**904**	24,631	15,820
Total capital expenditures	**$ 395,156**	$ 578,815	$ 282,049

18. Quarterly Financial Information (Unaudited)

The following is selected unaudited quarterly financial data as revised for the fiscal years ended December 31, 2008 and 2007 (amounts in thousands, except per share data).

The sum of the quarterly per share amounts may not equal the annual totals due to rounding.

	2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 195,235	$ 258,269	$ 226,733	$ 250,632
Depreciation and amortization	21,211	28,998	29,619	29,946
Operating (loss) income	(6,612)	28,868	6,794	8,416
(Loss) income before income taxes and discontinued operations	(9,572)	13,630	(9,809)	11,406
(Benefit) provision for income taxes	(2,724)	5,082	(3,303)	1,991
(Loss) income from continuing operations	(6,848)	8,548	(6,506)	9,415
(Loss) income from discontinued operations, net of taxes	(458)	239	986	(1,012)
Net (loss) income	(7,306)	8,787	(5,520)	8,403
Net (loss) income per share	(0.18)	0.22	(0.14)	0.21
Net (loss) income per share — assuming dilution	(0.18)	0.21	(0.14)	0.20

	2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 182,358	$ 189,381	$ 166,920	$ 209,064
Depreciation and amortization	19,460	19,303	19,024	19,562
Operating income	10,600	19,386	2,570	10,626
Income before income taxes and discontinued operations	3,065	153,247	685	7,656
Provision (benefit) for income taxes	2,408	59,631	(1,511)	2,137
Income from continuing operations	657	93,616	2,196	5,519
Income (loss) from discontinued operations, net of taxes	2,807	13,226	(4,349)	(1,761)
Net income (loss)	3,464	106,842	(2,153)	3,758
Net income (loss) per share	0.09	2.61	(0.05)	0.09
Net income (loss) per share — assuming dilution	0.09	2.52	(0.05)	0.09

During the second quarter of 2007, the Company disposed of the remainder of its ResortQuest business. The results of operations, net of taxes, of ResortQuest have been reflected in the accompanying consolidated financial statements as discontinued operations in accordance with SFAS 144 for all periods presented. As a result, revenues, depreciation and amortization, operating income, income before income taxes and discontinued operations, provision for income taxes, income from continuing operations, and income from discontinued operations, net of taxes, for the three months ended March 31, 2007 increased (decreased) as follows:

	2007
	First Quarter
Revenues	$ (57,483)
Depreciation and amortization	(2,401)
Operating income	(1,734)
Income before income taxes and discontinued operations	(1,696)
Provision for income taxes	1,111
Income from continuing operations	(2,807)
Gain from discontinued operations, net of taxes	2,807

As discussed in Note 5, during the second quarter of 2008, the Company terminated its purchase agreement to acquire the assets related to the La Cantera Resort. As a result, the Company recorded an impairment charge of $12.0 million to write off the deposit, as well as certain transaction-related expenses that were also capitalized in connection with the potential acquisition.

As discussed in Note 7, during the fourth quarter of 2008, the Company repurchased $45.8 million in aggregate principal amount of its outstanding senior notes for $25.6 million. After adjusting for accrued interest and deferred financing costs, the Company recorded a pretax gain of $19.9 million as a result of the repurchase, which is recorded in gain on extinguishment of debt in the accompanying consolidated statements of operations.

As discussed in Note 5, during the fourth quarter of 2008, the Company terminated its plans to develop a resort and convention hotel in Chula Vista, California. As a result, the Company incurred a non-cash impairment charge of approximately $4.7 million to write off certain costs that were capitalized in connection with the Chula Vista project.

In order to redevelop certain food and beverage operations at Gaylord Opryland, the Company terminated the lease held by the third-party operator of the hotel's food court during the first quarter of 2007. The Company paid the operator $2.9 million to terminate the lease, which was recorded as selling, general and administrative expense in the first quarter of 2007.

Also during the first quarter of 2007, the Company sold the previously utilized corporate aircraft for net proceeds of $5.0 million in cash, which resulted in the Company recording a gain of $4.4 million in other gains and losses in the first quarter of 2007.

As discussed in Note 6, on May 31, 2007, the Company completed the sale of all of its ownership interest in Bass Pro Group, LLC to Bass Pro Group, LLC for a purchase price of $222.0 million in cash. The Company recognized a pre-tax gain of $140.3 million from the sale of its interest in Bass Pro Group, LLC, which was recorded in other gains and losses in the second quarter of 2007.

19. Subsequent Events

During January and February, 2009, the Company repurchased $43.8 million in aggregate principal amount of its outstanding senior notes ($33.8 million of 8% Senior Notes and $10.0 million of 6.75% Senior Notes) for $33.1 million. After adjusting for accrued interest and the write-off of $0.6 million in deferred financing costs, the Company will record a pretax gain of $11.0 million as a result of the repurchase, which will be recorded as a gain on extinguishment of debt in the Company's consolidated statement of operations in the first quarter of 2009.

In February 2009, as part of the Company's cost containment initiative, the Company eliminated approximately 335 employee positions, which included positions in all segments of the organization. As a result, the Company will recognize approximately $4.5 million in severance costs in the first quarter of 2009.

20. Information Concerning Guarantor and Non-Guarantor Subsidiaries

Not all of the Company's subsidiaries have guaranteed the 8% Senior Notes and 6.75% Senior Notes. The 8% Senior Notes and 6.75% Senior Notes are guaranteed on a senior unsecured basis by generally all of the Company's active domestic subsidiaries (the "Guarantors"). The Company's investment in Bass Pro and certain discontinued operations (the "Non-Guarantors") do not guarantee the 8% Senior Notes and 6.75% Senior Notes.

The following consolidating schedules present condensed financial information of the Company, the guarantor subsidiaries and non-guarantor subsidiaries as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008:

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

(in thousands)	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues	$ 12,054	$ 931,746	$ -	$ (12,931)	$ 930,869
Operating expenses:					
Operating costs	36	567,316	-	(986)	566,366
Selling, general and administrative	18,720	160,262	-	(173)	178,809
Management fees	-	11,772	-	(11,772)	-
Preopening costs	-	19,190	-	-	19,190
Impairment and other charges	16,765	2,499	-	-	19,264
Depreciation and amortization	5,576	104,198	-	-	109,774
Operating (loss) income	(29,043)	66,509	-	-	37,466
Interest expense, net	(80,615)	(135,667)	(448)	152,661	(64,069)
Interest income	29,875	116,879	18,596	(152,661)	12,689
Loss from unconsolidated companies	-	(746)	-	-	(746)
Gain on extinguishment of debt	19,862	-	-	-	19,862
Other gains and (losses)	925	(472)	-	-	453
(Loss) income before income taxes and discontinued operations	(58,996)	46,503	18,148	-	5,655
(Benefit) provision for income taxes	(22,424)	17,397	6,073	-	1,046
Equity in subsidiaries' earnings, net	(40,936)	-	-	40,936	-
Income from continuing operations	4,364	29,106	12,075	(40,936)	4,609
Gain (loss) from discontinued operations, net	-	35	(280)	-	(245)
Net income	$ 4,364	$ 29,141	$ 11,795	$ (40,936)	$ 4,364

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2007

(in thousands)	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues	$ 26	$ 748,275	$ -	$ (578)	$ 747,723
Operating expenses:					
Operating costs	-	449,510	-	(535)	448,975
Selling, general and administrative	19,052	141,690	-	(43)	160,699
Preopening costs	-	17,518	-	-	17,518
Depreciation and amortization	6,022	71,327	-	-	77,349
Operating (loss) income	(25,048)	68,230	-	-	43,182
Interest expense, net	(80,763)	(117,991)	(10,984)	171,202	(38,536)
Interest income	22,022	134,805	17,609	(171,202)	3,234
Unrealized gain on Viacom stock and CBS stock	6,358	-	-	-	6,358
Unrealized gain on derivatives	3,121	-	-	-	3,121
Income from unconsolidated companies	-	(730)	1,694	-	964
Other gains and (losses)	5,513	(159)	140,976	-	146,330
(Loss) income before income taxes and discontinued operations	(68,797)	84,155	149,295	-	164,653
(Benefit) provision for income taxes	(34,231)	42,321	54,575	-	62,665
Equity in subsidiaries' (earnings) losses, net	(146,477)	-	-	146,477	-
Income from continuing operations	111,911	41,834	94,720	(146,477)	101,988
Income from discontinued operations, net	-	-	9,923	-	9,923
Net income	$ 111,911	$ 41,834	$ 104,643	$ (146,477)	$ 111,911

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2006

(in thousands)	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues	$ 81,541	$ 689,332	$ -	$ (48,601)	$ 722,272
Operating expenses:					
Operating costs	24,920	418,326	-	(567)	442,679
Selling, general and administrative	48,628	105,257	-	(122)	153,763
Management fees	-	47,912	-	(47,912)	-
Preopening costs	-	7,174	-	-	7,174
Depreciation and amortization	7,720	67,348	-	-	75,068
Operating income	273	43,315	-	-	43,588
Interest expense, net	(84,310)	(62,583)	(5,772)	80,192	(72,473)
Interest income	68,854	5,523	7,903	(80,192)	2,088
Unrealized gain on Viacom stock and CBS stock	38,337	-	-	-	38,337
Unrealized loss on derivatives	(16,618)	-	-	-	(16,618)
(Loss) Income from unconsolidated companies	-	(1,687)	12,252	-	10,565
Other gains and (losses)	3,849	(569)	-	-	3,280
Income (loss) before income taxes and discontinued operations	10,385	(16,001)	14,383	-	8,767
(Benefit) provision for income taxes	(5,376)	3,132	6,233	-	3,989
Equity in subsidiaries' (earnings) losses, net	95,196	-	-	(95,196)	-
(Loss) income from continuing operations	(79,435)	(19,133)	8,150	95,196	4,778
(Loss) gain from discontinued operations, net	-	(84,416)	203	-	(84,213)
Net (loss) income	$ (79,435)	$ (103,549)	$ 8,353	$ 95,196	$ (79,435)

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

As of December 31, 2008

(in thousands)	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS:					
Current assets:					
Cash and cash equivalents — unrestricted	$ (5,724)	$ 6,767	$ -	$ -	$ 1,043
Cash and cash equivalents — restricted	1,165	-	-	-	1,165
Trade receivables, net	-	49,114	-	-	49,114
Deferred income taxes	3,735	1,749	782	-	6,266
Other current assets	6,451	44,468	-	(126)	50,793
Intercompany receivables, net	257,148	-	259,008	(516,156)	-
Current assets of discontinued operations	-	-	197	-	197
Total current assets	262,775	102,098	259,987	(516,282)	108,578
Property and equipment, net	49,550	2,178,024	-	-	2,227,574
Notes receivable, net of current portion	-	146,866	-	-	146,866
Intangible assets, net of accumulated amortization	-	121	-	-	121
Goodwill	-	6,915	-	-	6,915
Indefinite lived intangible assets	-	1,480	-	-	1,480
Investments	1,910,692	331,761	-	(2,241,322)	1,131
Estimated fair value of derivative assets	6,235	-	-	-	6,235
Long-term deferred financing costs	18,888	-	-	-	18,888
Other long-term assets	20,946	21,645	-	-	42,591
Total assets	$ 2,269,086	$ 2,788,910	$ 259,987	$ (2,757,604)	$ 2,560,379
LIABILITIES AND STOCKHOLDERS' EQUITY:					
Current liabilities:					
Current portion of long-term debt and capital lease obligations	$ 1,160	$ 744	$ -	$ -	$ 1,904
Accounts payable and accrued liabilities	15,506	153,569	(630)	(290)	168,155
Estimated fair value of derivative liabilities	1,606	-	-	-	1,606
Intercompany payables, net	-	439,455	76,701	(516,156)	-
Current liabilities of discontinued operations	-	-	1,329	-	1,329
Total current liabilities	18,272	593,768	77,400	(516,446)	172,994
Long-term debt and capital lease obligations, net of current portion	1,258,894	2,103	-	-	1,260,997
Deferred income taxes	(40,713)	104,839	(1,470)	-	62,656
Estimated fair value of derivative liabilities	28,489	-	-	-	28,489
Other long-term liabilities	84,666	46,750	(2)	164	131,578
Long-term liabilities of discontinued operations	-	1	445	-	446
Stockholders' equity:					
Preferred stock	-	-	-	-	-
Common stock	409	2,387	2	(2,389)	409
Additional paid-in capital	711,444	2,258,043	6,322	(2,264,365)	711,444
Retained earnings	251,010	(218,981)	177,290	25,432	234,751
Other stockholders' equity	(43,385)	-	-	-	(43,385)
Total stockholders' equity	919,478	2,041,449	183,614	(2,241,322)	903,219
Total liabilities and stockholders' equity	$ 2,269,086	$ 2,788,910	$ 259,987	$ (2,757,604)	$ 2,560,379

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

As of December 31, 2007

(in thousands)	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS:					
Current assets:					
Cash and cash equivalents — unrestricted	$ 17,156	$ 6,436	$ -	$ -	$ 23,592
Cash and cash equivalents — restricted	1,216	-	-	-	1,216
Trade receivables, net	1	31,370	-	-	31,371
Deferred income taxes	5,350	2,399	(60)	-	7,689
Other current assets	7,522	22,784	-	(126)	30,180
Intercompany receivables, net	15,592	-	243,466	(259,058)	-
Current assets of discontinued operations	-	-	797		797
Total current assets	46,837	62,989	244,203	(259,184)	94,845
Property and equipment, net	55,847	2,140,417	-	-	2,196,264
Intangible assets, net of accumulated amortization	-	174	-	-	174
Goodwill	-	6,915	-	-	6,915
Indefinite lived intangible assets	-	1,480	-	-	1,480
Investments	1,869,756	334,773	-	(2,200,386)	4,143
Estimated fair value of derivative assets	2,043	-	-	-	2,043
Long-term deferred financing costs	14,621	-	-	-	14,621
Other long-term assets	20,740	7,279	-	-	28,019
Long-term assets of discontinued operations	-	-	-	-	-
Total assets	$ 2,009,844	$ 2,554,027	$ 244,203	$ (2,459,570)	$ 2,348,504
LIABILITIES AND STOCKHOLDERS' EQUITY:					
Current liabilities:					
Current portion of long-term debt and capital lease obligations	$ 1,368	$ 690	$ -	$ -	$ 2,058
Accounts payable and accrued liabilities	24,022	217,286	(190)	(291)	240,827
Intercompany payables, net	-	188,829	70,229	(259,058)	-
Current liabilities of discontinued operations	-	-	2,760	-	2,760
Total current liabilities	25,390	406,805	72,799	(259,349)	245,645
Long-term debt and capital lease obligations, net of current portion	977,157	1,885	-	-	979,042
Deferred income taxes	(18,339)	93,593	(1,592)	-	73,662
Other long-term liabilities	67,885	39,436	635	165	108,121
Long-term liabilities of discontinued operations	-	-	542	-	542
Stockholders' equity:					
Preferred stock	-	-	-	-	-
Common stock	413	2,387	2	(2,389)	413
Additional paid-in capital	721,196	2,258,043	6,322	(2,264,365)	721,196
Retained earnings	247,017	(248,122)	165,495	66,368	230,758
Other stockholders' equity	(10,875)	-	-	-	(10,875)
Total stockholders' equity	957,751	2,012,308	171,819	(2,200,386)	941,492
Total liabilities and stockholders' equity	$ 2,009,844	$ 2,554,027	$ 244,203	$ (2,459,570)	$ 2,348,504

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

(in thousands)	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net cash (used in) provided by continuing operating activities	$ (286,964)	$ 409,364	$ 844	$ -	$ 123,244
Net cash used in discontinued operating activities	-	-	(1,003)	-	(1,003)
Net cash (used in) provided by operating activities	(286,964)	409,364	(159)	-	122,241
Purchases of property and equipment	(2,967)	(392,189)	-	-	(395,156)
Investments in unconsolidated companies	-	(30)	-	-	(30)
Proceeds from sales of assets	11	34	-	-	45
Collection of note receivable	-	622	-	-	622
Other investing activities	(2,476)	(16,564)	-	-	(19,040)
Net cash used in investing activities — continuing operations	(5,432)	(408,127)	-	-	(413,559)
Net cash provided by investing activities — discontinued operations	-	-	159	-	159
Net cash (used in) provided by investing activities	(5,432)	(408,127)	159	-	(413,400)
Net borrowings under credit facility	324,500	-	-	-	324,500
Repayment of long-term debt	(1,000)	-	-	-	(1,000)
Repurchases of senior notes	(25,636)	-	-	-	(25,636)
Purchases of Company's common stock	(19,999)	-	-	-	(19,999)
Deferred financing costs paid	(10,753)	-	-	-	(10,753)
Proceeds from exercise of stock option and purchase plans	1,859	-	-	-	1,859
Excess tax benefit from stock-based compensation	859	-	-	-	859
Decrease in restricted cash and cash equivalents	51	-	-	-	51
Other financing activities, net	(365)	(906)	-	-	(1,271)
Net cash provided by (used in) financing activities — continuing operations	269,516	(906)	-	-	268,610
Net cash provided by financing activities — discontinued operations	-	-	-	-	-
Net cash provided by (used in) financing activities	269,516	(906)	-	-	268,610
Net change in cash and cash equivalents	(22,880)	331	-	-	(22,549)
Cash and cash equivalents at beginning of year	17,156	6,436	-	-	23,592
Cash and cash equivalents at end of year	$ (5,724)	$ 6,767	$ -	$ -	$ 1,043

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

(in thousands)	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net cash (used in) provided by continuing operating activities	$ (242,177)	$ 586,438	$ (333,715)	$ -	$ 10,546
Net cash provided by discontinued operating activities	-	-	16,153	-	16,153
Net cash (used in) provided by operating activities	(242,177)	586,438	(317,562)	-	26,699
Purchases of property and equipment	(3,514)	(575,301)	-	-	(578,815)
Deposit on potential acquisition of business	-	(10,000)	-	-	(10,000)
Investments in unconsolidated companies	-	(775)	-	-	(775)
Returns of investment in unconsolidated companies	-	870	-	-	870
Proceeds from sale of investment in Bass Pro	-	-	221,527	-	221,527
Proceeds from sale of assets	5,034	81	-	-	5,115
Collection of note receivable	-	599	-	-	599
Other investing activities	(3,089)	(1,612)	-	-	(4,701)
Net cash (used in) provided by investing activities — continuing operations	(1,569)	(586,138)	221,527	-	(366,180)
Net cash provided by investing activities — discontinued operations	-	-	115,400	-	115,400
Net cash (used in) provided by investing activities	(1,569)	(586,138)	336,927	-	(250,780)
Net borrowings under credit facility	223,000	-	-	-	223,000
Repayment of long-term debt	(1,000)	-	-	-	(1,000)
Deferred financing costs paid	(4,042)	-	-	-	(4,042)
Proceeds from exercise of stock option and purchase plans	12,573	-	-	-	12,573
Excess tax benefit from stock-based compensation	2,078	-	-	-	2,078
Decrease in restricted cash and cash equivalents	7	43	-	-	50
Other financing activities, net	(363)	(614)	-	-	(977)
Net cash provided by (used in) financing activities — continuing operations	232,253	(571)	-	-	231,682
Net cash used in financing activities — discontinued operations	-	-	(19,365)	-	(19,365)
Net cash provided by (used in) financing activities	232,253	(571)	(19,365)	-	212,317
Net change in cash and cash equivalents	(11,493)	(271)	-	-	(11,764)
Cash and cash equivalents at beginning of year	28,649	6,707	-	-	35,356
Cash and cash equivalents at end of year	$ 17,156	$ 6,436	$ -	$ -	$ 23,592

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

(in thousands)	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net cash (used in) provided by continuing operating activities	$ (162,580)	$ 269,767	$ -	$ -	$ 107,187
Net cash provided by discontinued operating activities	-	11,483	-	-	11,483
Net cash (used in) provided by operating activities	(162,580)	281,250	-	-	118,670
Purchases of property and equipment	(15,554)	(266,495)	-	-	(282,049)
Investments in unconsolidated companies	-	(6,587)	-	-	(6,587)
Returns of investment in unconsolidated companies	-	2,228	-	-	2,228
Proceeds from sale of assets	-	63	-	-	63
Collection of note receivable	-	381	-	-	381
Other investing activities	(4,087)	(1,037)	-	-	(5,124)
Net cash used in investing activities — continuing operations	(19,641)	(271,447)	-	-	(291,088)
Net cash used in investing activities — discontinued operations	-	(14,783)	-	-	(14,783)
Net cash used in investing activities	(19,641)	(286,230)	-	-	(305,871)
Net borrowings under credit facility	155,000	-	-	-	155,000
Repayment of long term debt	(1,000)	-	-	-	(1,000)
Proceeds from exercise of stock option and purchase plans	13,028	-	-	-	13,028
Excess tax benefit from stock-based compensation	2,771	-	-	-	2,771
Increase in restricted cash and cash equivalents	(22)	-	-	-	(22)
Other financing activities, net	(438)	(578)	-	-	(1,016)
Net cash provided by (used in) financing activities — continuing operations	169,339	(578)	-	-	168,761
Net cash provided by financing activities — discontinued operations	-	8,020	-	-	8,020
Net cash provided by financing activities	169,339	7,442	-	-	176,781
Net change in cash and cash equivalents	(12,882)	2,462	-	-	(10,420)
Cash and cash equivalents at beginning of year	41,757	4,019	-	-	45,776
Cash and cash equivalents at end of year	$ 28,875	$ 6,481	$ -	$ -	$ 35,356

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of Gaylord Entertainment Company

We have audited the accompanying consolidated balance sheets of Gaylord Entertainment Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gaylord Entertainment Company and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes as of January 1, 2007, and its method of accounting for defined benefit pension and other postretirement benefit plans as of December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gaylord Entertainment Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Nashville, Tennessee
February 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Gaylord Entertainment Company

We have audited Gaylord Entertainment Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gaylord Entertainment Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Gaylord Entertainment Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gaylord Entertainment Company as of December 31, 2008 and 2007, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2008, and our report dated February 27, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Nashville, Tennessee
February 27, 2009

PERFORMANCE OF THE COMPANY'S COMMON STOCK

This graph and table compare the cumulative total stockholder return on our common stock from December 31, 2003 through December 31, 2008, with the cumulative total return of the Dow Jones U.S. Hotels Index and the Dow Jones U.S. Index over the same period. The comparative data assumes $100.00 was invested on December 31, 2003 in our common stock and in each of the indices and assumes that any dividends paid were reinvested.



$250
$200
$150
$100
$50
$0
12/03
12/04
12/05
12/06
12/07
12/08
Gaylord Entertainment Company
Dow Jones US
Dow Jones US Hotels

	12/03	12/04	12/05	12/06	12/07	12/08
Gaylord Entertainment Company	100.00	139.13	146.03	170.62	135.58	36.31
Dow Jones US	100.00	112.01	119.10	137.64	145.91	91.69
Dow Jones US Hotels	100.00	146.13	159.51	203.69	172.68	78.30

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Board of Directors

Management Team

Stephen G. Buchanan
Senior Vice President,
Media and Entertainment

John P. Caparella
Executive Vice President and Chief Operating Officer, Gaylord Hotels

Phillip G. Coffey
Senior Vice President and General Manager,
Gaylord National Resort & Convention Center

Mark Fioravanti
Senior Vice President and Treasurer

Kemp L. Gallineau
Senior Vice President and General Manager,
Gaylord Palms Resort & Convention Center

John A. Imaizumi
Senior Vice President and General Manager,
Gaylord Texan Resort & Convention Center

David C. Kloeppel
President and Chief Financial Officer

Richard A. Maradik
Senior Vice President and
Chief Marketing Officer

Michael J. Mason
Senior Vice President, Group Sales

Gara A. Pryor
Senior Vice President,
Human Resources & Communications

Colin V. Reed
Chairman of the Board and
Chief Executive Officer

Carter R. Todd
Executive Vice President, Secretary
and General Counsel

Peter J. Weien
Senior Vice President and General Manager,
Gaylord Opryland Resort & Convention Center

Bennett D. Westbrook
Senior Vice President,
Development and Design & Construction

Form 10-K and Certifications

A complete copy of the company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to the company's offices, Attn: Mark Fioravanti, Senior Vice President and Treasurer. Our 10-K will also be available on our website at www.gaylordentertainment.com. The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Annual Meeting

The annual meeting of stockholders will be on May 7, 2009, at 10:00 a.m. CDT at the Gaylord Opryland Resort and Convention Center, 2800 Opryland Drive, Nashville, TN.

Market Information

The common stock of Gaylord Entertainment is listed on the New York Stock Exchange under the symbol GET. The approximate number of record holders of the company's common stock on March 24, 2009, was 2,667.

Stock Price and Dividend Information

The table below sets forth the high and low sale prices for the company's common stock for 2007 and 2008. The Board of Directors voted to discontinue the payment of dividends in February 2000.

	High	Low
1Q08	$41.00	$25.89
2Q08	$33.13	$23.12
3Q08	$36.27	$19.30
4Q08	$31.54	$5.27

	High	Low
1Q07	$56.99	$49.78
2Q07	$57.57	$52.51
3Q07	$59.89	$48.47
4Q07	$56.10	$37.64

Independent Accountants

Ernst & Young LLP
Nashville, TN

Securities Counsel

Bass, Berry & Sims PLC
Nashville, TN

Transfer Agent

Computershare
730 Peachtree Street NE, Suite 840
Atlanta, GA 30308
312.601.6670


650 WSM
GRAND OLE OPRY
GRAND OLE OPRY
GRAND OLE OPRY

Gaylord Opryland Resort & Convention Center
Nashville, Tennessee

- 172-acre resort
- 2,881 rooms
- 600,000 sq. ft. of meeting and exhibit space
- 9 acres of atriums filled with gardens and Southern Delta attractions
- 17 food & beverage outlets; 14 retail outlets
- 27,000 sq. ft. luxury spa and fitness center
- Largest non-gaming hotel in the continental U.S.
- Gaylord Springs Golf Links, 18-hole championship golf course nearby

Gaylord Palms Resort & Convention Center
Kissimmee, Florida

- 65-acre resort
- 1,406 rooms
- 400,000 sq. ft. of meeting and exhibit space
- 4.5 acres of atriums filled with rich, Florida-themed attractions
- 9 food & beverage outlets; 9 retail outlets
- 20,000 sq. ft. luxury spa & fitness center
- Centrally located 5 minutes from Walt Disney World's front gate
- Set in the style and grandeur of a turn-of-the-century Florida mansion
- 18-hole championship golf course nearby

Gaylord Texan Resort & Convention Center
Grapevine, Texas

- 100-acre resort
- 1,511 rooms
- 400,000 sq. ft. of meeting and exhibit space
- 4.5 acres of atriums filled with rich, Lone Star State-themed attractions
- 11 food & beverage outlets; 7 retail outlets
- 25,000 sq. ft. luxury spa and fitness center
- 39,000 sq. ft. Glass Cactus entertainment complex overlooking Lake Grapevine
- Stunning lakeside resort
- 18-hole championship golf course nearby

Gaylord National Resort & Convention Center
National Harbor, Maryland

- 42-acre waterfront resort
- 2,000 rooms
- 470,000 sq. ft. of meeting and exhibit space
- 18-story, 1.65 acre glass atrium with spectacular views of the Potomac River and Washington, D.C. monuments
- 10 food & beverage outlets; 5 retail outlets
- 20,000 sq. ft. luxury spa and fitness center
- High-energy nightclub atop the hotel tower
- Part of the 300-acre National Harbor development
- Private marina nearby

Gaylord Opryland
2800 Opryland Drive
Nashville, TN 37214
615.889.1000
www.gaylordopryland.com

Gaylord Palms
6000 West Osceola Parkway
Kissimmee, FL 34746
407.586.0000
www.gaylordpalms.com

Gaylord Texan
1501 Gaylord Trail
Grapevine, TX 76051
817.778.1000
www.gaylordtexan.com

Gaylord National
201 Waterfront Street
National Harbor, MD 20745
301.965.2000
www.gaylordnational.com

Grand Ole Opry
2804 Opryland Drive
Nashville, TN 37214
615.871.OPRY
www.grandoleopry.com

Gaylord Entertainment Company | One Gaylord Drive | Nashville, Tennessee 37214
Phone 615.316.6000 | www.gaylordentertainment.com